                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-49067

[Staff Leasing,                3,100,000 SHARES
Inc. Logo]                    STAFF LEASING, INC.
                                 COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                            ------------------------

     All of the 3,100,000 shares of common stock of Staff Leasing, Inc. offered hereby are being sold by the Selling Shareholders. See "Principal and Selling Shareholders". The Company will not receive any proceeds from the sale of shares offered hereby. The Company, however, will receive gross proceeds of approximately $1.3 million upon the exercise of warrants to be acquired by the Underwriters from certain Selling Shareholders. The shares to be issued upon exercise of the warrants are included in the Offering.

     The Common Stock is traded on the Nasdaq National Market under the symbol "STFF". On April 23, 1998, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $29.50 per share. See "Price Range of Common Stock".
                            ------------------------

       SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                    INITIAL PUBLIC   UNDERWRITING   PROCEEDS TO SELLING
                                                    OFFERING PRICE   DISCOUNT(1)      SHAREHOLDERS(2)
                                                    --------------   ------------   -------------------
Per Share.........................................     $29.00           $1.59           $27.41
Total(3)..........................................  $89,900,000      $4,929,000       $84,971,000

---------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) Expenses of the offering, estimated at $375,000, will be paid by the
    Company.
(3) The Selling Shareholders have granted the Underwriters an option for 30 days to purchase up to an additional 438,189 shares, at the initial public offering price less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Selling Shareholders will be $102,607,481, $5,625,721 and $96,981,760, respectively.
    See "Underwriting".
                            ------------------------
     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares will be ready for delivery in New York, New York on or about April 29, 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS

                                                             MERRILL LYNCH & CO.
                            ------------------------
                 The date of this Prospectus is April 23, 1998.

                   [MAP SHOWING LOCATION OF COMPANY OFFICES]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS IN THE COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THIS OFFERING. IN ADDITION, IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors" and the financial statements and notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, the information set forth in this Prospectus gives effect to the transactions described herein under "The Reorganization", and the terms "Staff Leasing" or "Company" refer to Staff Leasing, Inc. and to Staff Capital, L.P. (the "Partnership") and its consolidated subsidiaries after giving effect to such transactions. Unless otherwise indicated, the information set forth in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option. The term "Common Stock" refers to the common stock, par value $.01 per share, of the Company.

                                  THE COMPANY

     Staff Leasing, Inc. is the largest professional employer organization ("PEO") in the United States. As of December 31, 1997, the Company served over 9,200 clients with approximately 108,000 worksite employees, in Florida, Texas, Georgia, Arizona and Minnesota. The Company believes that it has more than twice the number of clients and worksite employees of any PEO competitor and that its 1997 revenues of $1.85 billion exceeded the PEO revenues of any competitor by more than $600 million.

     Staff Leasing provides its clients with a broad range of services, including payroll administration, risk management, benefits administration, unemployment services, and human resource consulting services. The Company's clients are typically small to medium-sized businesses with between five and 100 employees. Based upon data provided by the U.S. Small Business Administration, this segment of the U.S. economy is estimated by the Company to consist of six million businesses, with 53 million employees and $1.3 trillion in annual wages, and is projected to be a major source of employment growth in the U.S. economy. The Company's revenues have increased annually since its inception in 1984 and, during the last three years, have increased from $735.8 million in 1994 to $1.85 billion in 1997.

     Staff Leasing's services are designed to improve the productivity and profitability of its clients' businesses by:

     - Allowing managers of these businesses to focus on revenue-producing activities by relieving them of the time-consuming burdens associated with employee administration;

     - Helping these businesses to better manage certain employment-related risks, including those associated with workers' compensation and state unemployment taxes;

     - Improving the cash management of these businesses with respect to payroll-related expenses; and

     - Enabling these businesses to attract and retain employees by providing health and retirement benefits to worksite employees on a cost-effective and convenient basis.

     In providing these services, Staff Leasing becomes a co-employer of the worksite employees. Employment-related liabilities are contractually allocated between the Company and the client. The Company assumes responsibility for and manages the risks associated with: (i) worksite employee payroll; (ii) workers' compensation insurance coverage; and (iii) compliance with certain employment-related governmental regulations that can be effectively managed away from the client's business. The client retains the worksite employees' services in its business and remains responsible for compliance with other employment-related governmental regulations that are more closely related to worksite employee supervision. Staff Leasing charges its clients a service fee to cover the cost of certain employment-related taxes, workers' compensation insurance coverage and administrative and field services. This service fee is invoiced together with salaries and wages of the worksite employees and the client's portion of health and retirement benefit plan costs.

     The Company believes that it has a number of key advantages which enable it to compete effectively in its target markets, including the following:

          Size and geographic concentration. At December 31, 1997, the Company served over 86,500 worksite employees from its Florida branches. The Company's size and the geographic concentration of its business in Florida have enabled it to leverage its existing client base for referrals (the source of more than 57% of its new clients in 1997); capitalize on its vendor relationships; increase the productivity of its sales force and safety consultants; benefit from economies of scale in claims processing; and attract the leading health benefit provider in Florida.

          Comprehensive risk management focus. The Company assumes employer-related risks with the addition of each new client. A critical focus of the Company's operations is the management of workers' compensation and state unemployment tax risks, since approximately half of the Company's gross profits in 1997 was derived from the workers' compensation insurance coverage and state unemployment tax components of its service fees. Workers' compensation risk is managed by careful selection of clients, on-site loss prevention services by Staff Leasing's 30 safety consultants (as of December 31, 1997) and sophisticated claims management. Unemployment tax risk is controlled, in part, through aggressive management of its state unemployment tax exposure.

          Strategic vendor alliances. The Company has entered into strategic alliances with several large vendors. The Company's workers' compensation insurance coverage is provided by Liberty Mutual Insurance Company ("Liberty Mutual"), which is the largest workers' compensation insurance carrier in the United States. The coverage is provided under a fully insured, guaranteed cost arrangement, with no liability to the Company for costs in excess of the fixed rate paid to Liberty Mutual. This arrangement extends through December 31, 1999 and provides for: (i) a dedicated claims processing unit adjacent to the Company's headquarters; (ii) intensive training of the Company's safety consultants and risk assessors; (iii) technology sharing and joint development of automated underwriting systems; and (iv) favorable rates and payment terms. In terms of premiums paid, Staff Leasing is Liberty Mutual's third largest client. The Company's group health benefit plans in Florida, Texas and Georgia are provided by three Blue Cross/Blue Shield ("Blue Cross") entities, in Arizona are provided by HealthPartners of Arizona, Inc. and in Minnesota are provided by HealthPartners, Inc. on terms that allow the Company to better manage the costs of health benefits offered by it. In all states except Florida, the Company's health benefit plans are guaranteed cost arrangements. In Florida, the Company has a minimum premium arrangement with stop loss coverage per covered employee. Blue Cross/Blue Shield of Florida ("Blue Cross/Florida"), which is the largest health benefit provider in Florida, has also provided substantial marketing support to increase enrollment in the Company's Florida health benefit plan. In terms of the number of enrolled employees, Staff Leasing is Blue Cross/Florida's third largest client.

          Advanced technology infrastructure. The Company invested approximately $20.5 million in computer and telephone technology and related infrastructure from 1995 through 1997 to improve its service and provide operating efficiencies. This new infrastructure provides additional operating leverage and enables the Company to handle increasing levels of incoming calls and to process payrolls with increasing levels of accuracy.

     Growth in the PEO industry has been significant. According to the National Association of Professional Employer Organizations ("NAPEO"), the number of employees under PEO arrangements in the United States has grown from approximately 10,000 in 1984 to between 2.0 million and 3.0 million in 1997. Staffing Industry Analysts, Inc., an employment industry research firm, estimates that gross revenues in the PEO industry grew from $5.0 billion in 1991 to $21.6 billion in 1997, representing a compounded annual growth rate of approximately 28%.

     In order to take advantage of this opportunity, Staff Leasing is pursuing the following growth strategy:

          Increase the Company's penetration in its existing geographic markets. The Company believes that there is substantial potential for additional growth in its existing geographic markets. The Company believes that more than one percent of the Florida workforce is co-employed by the Company. However, the Company believes that its penetration of its target markets in Florida is less than ten percent. The Company believes that it has penetrated less than one percent of the small to medium-sized business markets in Texas, Georgia, Minnesota and Arizona. These states have had relatively high growth in small to medium-sized business formation and employment. The Company intends to further leverage its existing client referral base, which was the source of approximately 57% of the Company's new clients in 1997, and to utilize its extensive branch network to take advantage of these opportunities.

          Establish branch offices in new markets. The Company will enter new markets that possess favorable demographics, in terms of the number of potential clients within industries typically served by the Company, and a favorable regulatory environment with respect to PEOs and workers' compensation. The Company has successfully demonstrated its ability to grow outside of its Florida base through its Texas expansion. In December 1994, the Company opened its first Texas office in Dallas, followed by four additional offices in Texas in May 1995. These offices generated monthly aggregate branch gross profits in excess of monthly aggregate direct branch expenses within 12 months of opening. With over 12,600 worksite employees co-employed by its Texas operations at December 31, 1997, the Company believes it is now one of the three largest PEOs in that state. Following its initial success in Texas, the Company has continued branch expansion in Texas, Arizona, Georgia and Minnesota. In 1997, the Company opened six new offices. These included five traditional branch offices in Corpus Christi, Texas, Minneapolis, Minnesota, Phoenix and Tucson, Arizona and Savannah, Georgia and its first "spoke" office in Beaumont, Texas. The newly formatted "spoke" office structure allows the Company to economically penetrate smaller markets by leveraging the resources of the larger branch or "hub" offices. The Company opened two additional spoke offices in Fort Walton Beach, Florida and Fort Worth, Texas in the first quarter of 1998, and plans to open six additional offices in new markets during the remainder of 1998. See "Business -- Growth Strategy".

          Distribute new services and products. The Company believes it has direct access to, and information about, its clients and worksite employees that provide it with an important market advantage. The Company believes it can distribute additional products and services in a more convenient manner to its clients and worksite employees and on a more cost-effective basis than vendors of these services and products could were they to market them directly. For example, in January 1998 the Company formed a strategic alliance with ChoicePoint, Inc. ("ChoicePoint"), a leading provider of employment verification services. Through this alliance the Company is able to offer its clients additional services, including employee screening and verification of public records. See "Business -- Growth Strategy".

          Pursue strategic acquisitions. The Company believes the PEO industry is highly fragmented with, according to NAPEO, over 2,400 PEOs operating in the United States. The Company believes that its investment in infrastructure and its existing management resources may allow it to benefit from consolidation opportunities in its industry. Although the Company's primary focus is on internal growth, the Company will consider strategic acquisitions of PEOs and related businesses to provide further penetration of its existing markets and to establish a base in new markets from which to operate and expand. The Company will fund any such acquisitions with internal cash and/or through the issuance of debt or equity.

     Staff Leasing, Inc. is a Florida corporation which was organized in February 1997. Its principal executive offices are located at 600 301 Boulevard West, Bradenton, Florida 34205, and its telephone number is (941) 748-4540.

                                THE OFFERING (A)

Common Stock offered by the Selling
  Shareholders (b)..................       3,100,000 shares

Common Stock to be outstanding after
  the Offering (c)..................      23,688,067 shares

Use of Proceeds.....................      The Company will not receive any of
                                          the proceeds from the sale of the
                                          shares. The Company, however, will
                                          receive approximately $900,000 (net of
                                          expenses to be paid by the Company of
                                          $375,000) upon the exercise of
                                          warrants to be acquired by the
                                          Underwriters from certain Selling
                                          Shareholders. The shares to be issued
                                          upon exercise of the warrants are
                                          included in the Offering. See "Use of
                                          Proceeds".

Nasdaq National Market symbol.......      STFF
---------------

(a) The offering of 3,100,000 shares of Common Stock is referred to herein as the "Offering". The several underwriters of the Offering are collectively referred to herein as the "Underwriters".
(b) Includes 177,709 shares of Common Stock to be issued upon the exercise of 177,709 warrants to purchase shares of Common Stock to be sold to the Underwriters. If the Underwriters' over-allotment option is exercised in full, the Selling Shareholders will offer and sell an additional 438,189 shares of Common Stock, which includes 24,123 shares of Common Stock to be issued upon the exercise of 24,123 additional warrants to be sold to the Underwriters.
(c) Excludes 2,500,000 shares of Common Stock reserved for issuance under the Company's stock incentive plan. At December 31, 1997, there were 651,226 shares of Common Stock subject to outstanding options granted under this plan at a weighted average exercise price of $17.55 per share. Also excludes 1,174,544 shares of Common Stock issuable upon the exercise of warrants issued in the Reorganization, which will remain outstanding after the Offering and which have an exercise price of $7.24 per share. See "Management -- Stock Incentive Plan" and "The Reorganization". If the over-allotment option is exercised in full, there will be 23,712,190 shares of Common Stock outstanding and warrants outstanding which will be exercisable for 1,150,421 shares of Common Stock.

                                  RISK FACTORS

     See "Risk Factors" beginning on page 9 for information that should be considered by prospective investors. Such risk factors include the potential for additional subsidies of the Company's health benefit plans; the geographic market concentration and the concentration of clients in the construction industry; the failure to retain clients; the volatility in workers' compensation insurance rates and unemployment tax; dependence on key vendors; possible loss of the qualified status of the Company's 401(k) retirement plan and failure of certain of the Company's health and welfare plans to meet certain tax requirements; the possible adverse application of certain Federal and state laws; possible liability for client and employee actions; liability for worksite employee payroll and payroll taxes; state regulation of the PEO industry; competition and new market entrants; risks associated with expansion into additional states; dependence on key personnel; the failure to manage growth; risks associated with the year 2000; anti-takeover effects of certain charter and bylaw provisions and Florida law; control by existing shareholders; and potential volatility of stock price.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth certain selected historical financial and operating data of the Company as of the dates and for the periods indicated. The Company was formed in November 1993 to acquire six related entities (collectively, the "Predecessor"). The entities comprising the Predecessor all operated as S-corporations under the Internal Revenue Code of 1986, as amended (the "Code"). The Company operated as a limited partnership for all periods prior to the Reorganization on July 1, 1997, and as a C-corporation under the Code since the Reorganization. The Reorganization was accounted for as a purchase among entities under common control and accordingly, for financial statement presentation purposes, the Reorganization was treated as a pooling of interests of the Company and the Partnership as of and for the periods presented. The statement of operations data set forth below, for each of the three years in the period ended December 31, 1997, and the balance sheet data at December 31, 1996 and 1997, are derived from the audited consolidated financial statements of the Company, which are included elsewhere in this Prospectus. The statement of operations data for the period November 6, 1993 to December 31, 1994 are derived from audited consolidated financial statements of the Company which are not included herein. The statement of operations data for the period January 1, 1993 to November 5, 1993 are derived from audited combined financial statements of the Predecessor which are not included herein. The following selected financial data are qualified by reference to, and should be read in conjunction with, the consolidated financial statements, related notes and other financial information included elsewhere in this Prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                THE
                                            PREDECESSOR                            THE COMPANY
                                            -----------   --------------------------------------------------------------
                                              FOR THE       FOR THE
                                              PERIOD         PERIOD
                                            JANUARY 1,    NOVEMBER 6,
                                              1993 TO       1993 TO             FOR THE YEARS ENDED DECEMBER 31,
                                            NOVEMBER 5,   DECEMBER 31,   -----------------------------------------------
                                               1993           1993         1994        1995         1996         1997
                                            -----------   ------------   --------   ----------   ----------   ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues................................   $354,634       $83,553      $735,763   $1,091,588   $1,432,131   $1,851,248
  Cost of services:
    Salaries, wages and payroll taxes.....    312,272        73,580       657,534      975,887    1,283,787    1,675,369
    Benefits, workers' compensation, state
      unemployment taxes and other
      costs...............................     26,980         6,071        46,194       83,664       88,839       81,891
                                             --------       -------      --------   ----------   ----------   ----------
        Total cost of services............    339,252        79,651       703,728    1,059,551    1,372,626    1,757,260
                                             --------       -------      --------   ----------   ----------   ----------
  Gross profit............................     15,382         3,902        32,035       32,037       59,505       93,988
  Operating expenses:
    Salaries, wages and commissions.......      7,959         1,592        15,537       29,674       37,264       42,147
    Other general and administrative......      3,598         1,119         6,836       19,420       19,528       20,853
  Depreciation and amortization...........        257           193         1,307        3,219        3,154        4,542
                                             --------       -------      --------   ----------   ----------   ----------
        Total operating expenses..........     11,814         2,904        23,680       52,313       59,946       67,542
                                             --------       -------      --------   ----------   ----------   ----------
  Operating income (loss).................      3,568           998         8,355      (20,276)        (441)      26,446
  Interest (income) expense--net..........       (104)          294         3,448        4,764        3,401          793
  Other expenses (income).................     (1,244)           11            95          (98)          23           92
                                             --------       -------      --------   ----------   ----------   ----------
  Income (loss) before income taxes.......      4,916           693         4,812      (24,942)      (3,865)      25,561
  Income tax benefit(1)(2)................         --            --            --           --           --        5,222
                                             --------       -------      --------   ----------   ----------   ----------
  Net income (loss).......................      4,916           693         4,812      (24,942)      (3,865)      30,783
  Fixed return on preferred
    interests(3)..........................         --           (28)         (164)          --       (1,772)      (2,391)
                                             --------       -------      --------   ----------   ----------   ----------
  Net income (loss) attributable to common
    shareholders..........................   $  4,916       $   665      $  4,648   $  (24,942)  $   (5,637)  $   28,392
                                             ========       =======      ========   ==========   ==========   ==========
  Net income (loss) per share attributable
    to common shareholders(4):
    Basic.................................                  $   .03      $    .24   $    (1.27)  $     (.29)  $     1.32
    Diluted...............................                  $   .03      $    .24   $    (1.27)  $     (.29)  $     1.26
  Weighted average common shares (in
    thousands)(4):
    Basic.................................                   19,614        19,614       19,614       19,614       21,588
    Diluted...............................                   19,614        19,614       19,614       19,614       22,459
STATISTICAL AND OPERATING DATA:
  Worksite employees at period end........     29,861        31,888        50,848       73,116       86,000      107,885
  Clients at period end...................      3,436         3,626         5,242        6,490        7,511        9,233
  Average number of worksite employees per
    client at period end..................       8.69          8.79          9.70        11.27        11.45        11.68
  Capital expenditures....................   $    614       $    34      $    751   $   11,619   $    5,923   $    7,100

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets..............................................  $ 65,982   $127,818
  Long-term capital leases, including current portion.......     3,746         --
  Long-term borrowings, including current portion...........    17,700         --
  Redeemable preferred limited interests....................    17,674         --
  Total shareholders' equity (deficit)......................   (35,680)    58,148

---------------

(1) Prior to the Reorganization effective July 1, 1997, the Company operated as a partnership. Accordingly, the tax effect of the Partnership's activities accrued to the individual partners and no provision for income taxes was required prior to such date.
(2) Included in income tax benefit for the year ended December 31, 1997 was $10,172 of deferred tax benefit related to the reversal of the valuation allowance for deferred tax assets. The deferred tax assets recognized consist principally of assets whose tax basis is in excess of book basis, reserves not currently deductible and tax loss carryforwards. The tax benefit recorded is non-cash in nature. (See note 16 to the consolidated financial statements.)
(3) Fixed return on preferred interests represents the return paid on the Class A Interests and Class B Interests (each as defined under "The Reorganization") through July 1, 1997, the date of the Reorganization.
(4) The Reorganization was accounted for as a combination among entities under common control and, accordingly, was treated as a pooling of interest. As a result, the weighted average common shares for the Company reflects the Reorganization as of the earliest period presented. Weighted average common shares and net income per share for the Predecessor have not been presented as such information is not considered meaningful.

                                  RISK FACTORS

     An investment in the Company involves a significant degree of risk. Prospective purchasers should carefully consider the factors set forth below, as well as the other information provided elsewhere in this Prospectus, before making any investment in the Common Stock. When used in this Prospectus, the words "anticipate", "estimate", "project", "expect" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. The factors discussed below and others elsewhere in this Prospectus may affect the Company's operations and the PEO industry in which it operates. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected.

POTENTIAL FOR ADDITIONAL SUBSIDIES OF HEALTH BENEFIT PLANS

     The Company provided subsidies to its health benefit plans of $1.6 million in 1994, $20.6 million in 1995 and $10.1 million in 1996, and largely as a result of these subsidies, the Company incurred operating losses in each of 1995 and 1996. In 1997, as a result of favorable experience in the maturation or runout of 1996 claims, the Company reduced the 1996 health reserves by $3.5 million. The reduction of the 1996 reserves in 1997 offset a $2.5 million subsidy provided to the health benefit plan in 1997, resulting in a $1.0 million net surplus in the plan for 1997.

     The 1995 and 1996 subsidies related to a minimum premium arrangement with Provident Life and Accident Insurance Company ("Provident"), which was terminated on December 31, 1996. Under this agreement, the Company was obligated to reimburse Provident for the cost of the claims incurred by participants under the plans, plus the cost of plan administration. Subsidies arise when the foregoing costs exceed the premiums collected by the Company from the participants in its health benefit plans. The Company's current arrangement with Blue Cross/Florida for its worksite employees in Florida, and in states other than Texas, Georgia, Arizona and Minnesota, is a minimum premium arrangement through December 31, 1999. The administrative costs associated with this policy are fixed until December 31, 1999 and stop loss coverage per covered employee for 1997 and 1998 is provided at the level of 115% of projected claims. Stop loss coverage for 1999 will be established based on claims experience in 1998. Plans offered in Texas, Georgia, Arizona, and Minnesota are guaranteed cost contracts, with the Company's liability capped annually at fixed amounts.

     The Company's health benefit plan subsidy level depends upon: (i) the number of worksite employees participating in the health benefit plans; (ii) the dollar amount of claims under such plans and the cost of plan administration;
(iii) the financial terms of the various plans maintained by the Company; and
(iv) the premium rates the Company charges its plan participants. Based upon a certain assumed rate of growth in the number of participating worksite employees and the Company's estimate of the dollar amount of claims and the cost of plan administration, the Company, in conjunction with its actuarial consultants, William M. Mercer, Incorporated, currently estimates that it will provide a subsidy of approximately $2.5 million to its health benefit plans in 1998. The maximum subsidy in 1998, if the 115% stop loss coverage limit were met or exceeded, would be approximately $8.1 million based upon such assumed rate of growth in the number of participating worksite employees and assuming the plan participants' selections of benefit offerings are in line with current enrollment trends. If claims for 1998 exceed the current estimates, or premium collections are less than estimated, the Company's health benefit plan subsidy for 1998 would likely increase. Also, the level of subsidies is affected, over time, by: (i) the trend in medical cost inflation; (ii) the ability of the Company to pass along price increases to the plan participants; (iii) the level of utilization of services by plan participants; (iv) the percentage of participants enrolled in managed care plans; (v) the level of overall participation in the Company's health benefit plans; and (vi) the number of participating worksite employees, not all of which are predictable or within the Company's control. The Company increased the premiums charged its clients and worksite employees with respect to such plans for 1996, 1997 and 1998; instituted more stringent enrollment qualifications; and otherwise restructured its health benefit offerings to reduce the magnitude of such subsidies. However, the Company and its carriers may not be successful in managing the cost of such plans. Accordingly, the subsidies provided by the Company to such plans may increase; may be greater than the Company's current estimates; and may have a materially adverse effect on the Company's financial condition, results of operations and liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Vendor
Relationships -- Health Insurance".

GEOGRAPHIC MARKET CONCENTRATION AND CONCENTRATION OF CLIENTS IN CONSTRUCTION INDUSTRY

     While the Company currently has offices in five states and worksite employees in 41 states, the Company's Florida operations accounted for approximately 91%, 82% and 79% of the Company's total revenues in 1995, 1996 and 1997, respectively. As a result of the size of the Company's base of worksite employees in Florida and anticipated continued growth from its Florida operations, the Company's profitability over the next several years is expected to be largely dependent on economic and regulatory conditions in Florida. At present, the Florida economy is growing at a rate greater than the national average, and the regulatory posture in Florida towards the PEO industry and workers' compensation is favorable. However, any adverse change in either of these conditions could have a material adverse effect on the Company's profitability and growth prospects.

     In addition, 28% of the Company's revenues, accounting for approximately 50% of its gross profits in 1997, were generated by clients in the construction industry. The level of activity in the construction market depends on many factors, including interest rates, availability of financing, demographic trends and economic outlook. Consequently, such level of activity is determined by factors that are not within the Company's control. A reduction in the level of activity in the construction industry within the markets in which the Company operates could have a material adverse effect on the Company's profitability and growth prospects.

FAILURE TO RETAIN CLIENTS

     The Company's standard agreement with its clients (the "Client Leasing Agreement") has an initial one-year term, but is subject to termination on 30 days' notice by either the Company or the client. As a result of the short-term nature of the Client Leasing Agreement, the Company is potentially vulnerable to attrition of clients. The Company's results of operations are dependent, in part, upon the Company's ability to replace those clients that terminate the Client Leasing Agreement. The NAPEO standard for measuring client retention (the "Client Retention Rate") is computed by dividing the number of clients at the end of a period by the sum of the number of clients at the beginning of the period plus the number of clients added during the period. The Company's Client Retention Rate was approximately 79% in 1994, 81% in 1995, 74% in 1996 and 78% in 1997. The Company believes that its lower retention rate in 1996 was the result, in part, of: (i) a significant increase in its health benefit plan premiums for the 1996 plan year; (ii) slowness in health claims payments by its former healthcare provider during late 1995 and the first half of 1996; (iii) its efforts to audit its client base with respect to workers' compensation classification coding during late 1995 and early 1996, which caused service fees to rise for certain clients that were reclassified; and (iv) the changes that the Company implemented in late 1995 in its payroll processing operations when it initiated call center operations, which temporarily increased payroll errors and disrupted client relations. While the Company has improved the level of client retention from that experienced in 1996, there can be no assurance that these levels of client retention will continue. See
"Business -- Clients -- Client Selection and Retention Strategy".

VOLATILITY IN WORKERS' COMPENSATION INSURANCE RATES AND UNEMPLOYMENT TAX

     The Company's service fee includes components related to workers' compensation insurance coverage and state unemployment taxes. In 1997, approximately half of the Company's gross profits were derived from these components of the service fee. The Company's profitability and growth prospects are dependent upon its ability to provide these services at costs competitive with clients' stand-alone costs for such services, and on its direct costs in providing these services being less than the service fee component associated therewith. The rate charged for the Company's workers' compensation insurance has been fixed through December 31, 1999 pursuant to its agreement with Liberty Mutual. The Company currently operates in states, such as Florida, that have state-administered workers' compensation pricing structures. In these states, the most significant price component of workers' compensation rates is fixed by insurance regulatory agencies. The Company also operates in states, such as Texas, that do not have state-administered pricing, but where workers' compensation rates are subject to carrier-specific rate filings. Under either pricing system, a decline in workers' compensation rates would likely force the Company to lower its service fees in order to remain competitive. In January 1997 and, to a significantly lesser extent, in January 1998, the Company reduced the service fees charged on average to its Florida clients in response to reductions in workers' compensation rates in the State of Florida. In addition, a general reduction in state unemployment tax assessments could have a similar effect on the Company's service fee revenues. As such, the Company's profitability and growth prospects may be adversely affected.

DEPENDENCE ON KEY VENDORS

     The Company's ability to offer competitive health benefit plans that cover worksite employees is critical to retaining existing and attracting new clients. The Company's current health benefit plans are provided by vendors with whom the Company has recently established relationships. While the Company believes that replacement plans could be obtained on competitive terms with other carriers, such replacement could cause significant disruption to the Company's business, resulting in increased client dissatisfaction and attrition that could have a material adverse effect on the Company's results of operations or financial condition.

     The Company's workers' compensation policy provided by Liberty Mutual was initially issued in March 1994, renegotiated as of January 1, 1997 and does not expire until December 31, 1999. Although the Company's loss results have improved in recent years, if this trend were to change, the Company's ability to renew its contract with Liberty Mutual could be adversely affected. In the event the Company is unable to renew or replace such policy on the same or more favorable terms, such failure could have a material adverse effect on the Company's results of operations or financial condition. See "Business -- Vendor Relationships".

POSSIBLE LOSS OF QUALIFIED STATUS FOR CERTAIN TAX PURPOSES

     The Internal Revenue Service ("the IRS") is conducting a market segment study of the PEO industry (the "Market Segment Study") focusing on selected PEOs (not including the Company) in order to examine the relationship among PEOs, their clients, worksite employees and the owners of clients. If the IRS concludes that PEOs are not "employers" of certain worksite employees for purposes of the Code the tax qualified status of the Company's 401(k) retirement plan as in effect prior to April 1, 1997 (the date of inception of the Company's new, redesigned 401(k) retirement plan) could be adversely affected, its "cafeteria plan" (which includes a flexible spending account allowing for payment of certain health and dependent care coverages with pre-tax payroll dollars) and other health and fringe benefit plans may lose their favorable tax status and the Company may no longer be able to assume its clients' Federal employment tax withholding obligations. If the loss of qualified tax status for such 401(k) retirement plan is applied retroactively, worksite employees' vested account balances would become taxable immediately to them, distributions would not qualify for special tax treatment, the Company would lose its tax deduction to the extent the contributions were not vested, the plan trust would become a taxable trust and penalties could be assessed. In addition, if the cafeteria plan and the other health and fringe benefit plans are not considered to meet the requirements of the Code, worksite employees may recognize income with respect to these benefits and clients may become liable for failure to withhold income taxes and payroll taxes, failure to pay social security taxes and failure to report taxable income. In such events, the Company would face the risk of client dissatisfaction, as well as potential litigation, and its financial condition, results of operations and liquidity could be materially adversely affected. In addition, if the Company is required to report and pay employment taxes for the separate accounts of its clients rather than for its own account as a single employer, the Company could incur increased administrative burdens. The Company is unable to predict the timing or nature of the findings of the Market Segment Study or the ultimate outcome of such findings. See "Industry Regulation".

POSSIBLE ADVERSE APPLICATION OF CERTAIN FEDERAL AND STATE LAWS

     The Company's operations are affected by numerous Federal and state laws and regulations relating to employment matters, benefit plans and taxes. By entering into a co-employer relationship with its client, the Company assumes certain obligations and responsibilities of an employer under these laws. However, many of these laws (such as the Employee Retirement Income Security Act ("ERISA") and Federal and state employment tax laws) do not specifically address the obligations and responsibilities of non-traditional employers such as PEOs, and the definition of "employer" under these laws is not uniform. Many of the states in which the Company operates have not addressed the PEO relationship for purposes of compliance with applicable state laws governing the employer/employee relationship. In addition, from time to time, states have considered, and may in the future consider, imposing certain taxes on gross revenues or service fees of the Company and its competitors. If these Federal or state laws are ultimately adopted or applied in a manner unfavorable to the Company, such adoption or application could have a material adverse effect on the Company's results of operations and financial condition. See "Industry Regulation".

LIABILITIES FOR CLIENT AND EMPLOYEE ACTIONS

     A number of legal issues remain unresolved with respect to the co-employment arrangement between a PEO and its client, including questions concerning the ultimate liability for violations of employment and discrimination laws. The Client Leasing Agreement establishes the contractual division of responsibilities between the Company and its client for various personnel management matters, including compliance with and liability under various governmental regulations. However, because the Company acts as a co-employer, the Company may be subject to liability for violations of these or other laws despite these contractual provisions, even if it does not participate in such violations. For example, a work-site employee whose employment is terminated by a client and who believes that the termination is wrongful or who alleges discrimination or harassment at the work site could attempt to have the Company, as a co-employer, held legally responsible. Although the Client Leasing Agreement provides that the client is to indemnify the Company for any liability attributable to the conduct of the client, the Company may not be able to effectively enforce such contractual indemnification because the client is financially unable to perform, for legal reasons or otherwise. In addition, worksite employees may be deemed to be agents of the Company, subjecting the Company to liability for the actions of such worksite employees. See
"Business -- Clients" and "Industry Regulation".

LIABILITY FOR WORKSITE EMPLOYEE PAYROLL AND PAYROLL TAXES

     In providing its services, the Company becomes a co-employer of worksite employees and assumes the obligations to pay the salaries, wages and related benefit costs and payroll taxes of such worksite employees. As a co-employer, the Company assumes such obligations as a principal, not merely as an agent of the client. The Company's obligations include responsibility for: (i) payment of the salaries and wages for work performed by worksite employees at the Federal minimum wage and overtime rates, regardless of whether the client makes timely payment to the Company; and (ii) payment of payroll withholding taxes, Federal and state unemployment taxes, and taxes due under the Federal Insurance Contributions Act ("FICA"), even if the client defaults in its payment to the Company. However, the Company retains the ability to immediately terminate the Client Leasing Agreement, as well as its relationship with the worksite employees, for failure to pay. In addition, the Company requires the owners of substantially all of its clients to personally guarantee the performance of the Client Leasing Agreement. There is no assurance, however, that such owners would financially be able to satisfy such guarantee obligations. During 1996 and 1997, the Company recorded approximately $651,000 and $820,000, respectively, in bad debt expense (including direct costs and the unpaid portion of the Company's service fees) on revenues of approximately $1.43 billion and $1.85 billion for 1996 and 1997, respectively. There can be no assurance that the Company's ultimate liability for worksite employee payroll and related tax costs will not have a material adverse effect on its results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

STATE REGULATION OF THE PEO INDUSTRY

     The Company employs worksite employees in 41 states and is subject to regulation by various state agencies pertaining to a wide variety of employment-related laws. Many of these regulations were developed prior to the emergence of the PEO industry and do not specifically address non-traditional employers. While many states do not explicitly regulate PEOs, 18 states (including Florida, Texas and Minnesota) have passed laws that have licensing, registration or compliance requirements for PEOs and several states are considering such regulations. Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs. While the Company generally supports licensing because it serves to clarify the co-employer relationship between a PEO and its client, there can be no assurance that the Company will be able to satisfy licensing requirements or other applicable regulations of any particular state. In addition, there can be no assurance that the Company will be able to renew its licenses in the states in which it currently operates upon expiration of such licenses. Certain state licensing statutes require controlling persons of PEOs, which in some cases are defined as persons owning as little as ten percent of a PEO's outstanding stock or persons authorized to take certain actions on behalf of the PEO, to register under such statutes. Failure of such persons to comply with such registration requirements could jeopardize the Company's license to conduct business in such states. For a more complete description of these regulations, see "Industry
Regulation -- State Regulation".

COMPETITION AND NEW MARKET ENTRANTS

     The PEO industry is highly fragmented. NAPEO estimates that there are approximately 2,400 companies providing PEO services to some extent. Most of these companies have limited operations and fewer than 1,000 worksite employees, but there are several larger industry participants, three of which, the Company believes, have PEO revenues in excess of $500 million and one of which had 1997 PEO revenues in excess of $1 billion. In addition, competitors with greater resources than the Company have recently entered the PEO market, such as payroll processing firms, temporary staffing providers, insurance carriers and managed care providers. If the Company is unable to successfully compete, its results of operations and financial condition would be adversely affected. See "Business -- Competition".

RISKS ASSOCIATED WITH EXPANSION INTO ADDITIONAL STATES

     The Company operates primarily in Florida, Texas and Georgia, with such states accounting for 79%, 11% , and 6%, respectively, of the Company's total revenues in 1997. Future growth of the Company's operations depends, in part, on the Company's ability to offer its services to prospective clients in additional states. In order to operate effectively in a new state, the Company must obtain all necessary regulatory approvals, adapt its procedures to that state's regulatory requirements and modify its service offerings to adapt to local market conditions. See "Industry Regulation". Moreover, as the Company expands into additional states, there can be no assurance that the Company will be able to duplicate in other markets the revenue growth and operating results experienced in its current markets.

DEPENDENCE ON KEY PERSONNEL

     The Company's success is dependent upon the continued contributions of its key management personnel. See "Management". Many of the Company's key personnel would be difficult to replace. The Company's senior executives are subject to noncompetition agreements, as are its sales personnel. If the Company were to lose certain of its key personnel, the replacement of such personnel could cause significant disruptions to the Company's business, which could have a material adverse effect on the Company's results of operations or financial condition.

FAILURE TO MANAGE GROWTH

     The Company has experienced significant growth, which has and will continue to place a significant strain on the Company's management, financial and operating resources. Failure to manage growth effectively could have a material adverse effect on the Company's financial condition or results of operations. For example, the Company is currently converting its payroll processing operations to a more advanced system with larger capacity in order to accommodate and facilitate this growth. Difficulties in implementing such conversion could result in the delay of such conversion, expenses in connection with such conversion in excess of those currently budgeted and administrative difficulties, which, among other things, could lead to client dissatisfaction, as well as potential litigation.

RISKS ASSOCIATED WITH YEAR 2000

     The year 2000 issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g., 97 for 1997). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may recognize a date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities. The Company believes that its proprietary software is year 2000 compliant. The remainder of the Company's primary internal computer applications were purchased from Microsoft and Oracle. These companies have issued documents affirming year 2000 compliance for their applications. The Company is in the process of initiating formal communications with all of its significant vendors and clients to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own year 2000 issues. The Company can give no assurance that the systems of other companies on which the Company's systems rely will be converted. A failure to convert by another company or a conversion that is incompatible with the Company's systems, could have a material adverse effect on the Company's financial condition or results of operations.

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BYLAW PROVISIONS AND FLORIDA LAW

     The Company's Articles of Incorporation and Bylaws include provisions that may have the effect of discouraging proposals by third parties to acquire a controlling interest in the Company, which could deprive shareholders of the opportunity to consider an offer that would be beneficial to them. These provisions include: (i) a classified Board of Directors; (ii) the ability of the Board of Directors to fix the number of directors and fill vacancies on the Board of Directors; and (iii) restrictions on the ability of shareholders to call special meetings, act by written consent or amend the foregoing provisions. In addition, under certain conditions, the Florida Business Corporation Act (the "Florida Act") would impose restrictions or moratoria on certain business combinations between the Company and an "interested shareholder" (in general, a shareholder owning ten percent or more of a corporation's outstanding voting stock). Similarly, the PEO licensing statutes in Florida, Texas and other states would effectively require persons proposing to acquire control of a licensed entity such as the Company to obtain state regulatory clearance in advance. The existence of such provisions may have a depressive effect on the market price of the Common Stock in certain situations. See "Description of Capital
Stock -- Provisions Having Possible Anti-Takeover Effect".

CONTROL BY EXISTING SHAREHOLDERS

     Immediately following the Offering, the Company's executive officers, directors and more than five percent shareholders will beneficially own an aggregate of 10,491,338 shares of Common Stock of the Company, constituting approximately 44.3% of the outstanding shares of Common Stock (or such persons will beneficially own 10,202,314 shares, representing approximately 43.0% of the outstanding shares, if the Underwriters' over-allotment option is exercised in full). Accordingly, such persons will be in a position to significantly influence actions that require the consent of a majority of the Company's outstanding voting stock, including the election of directors. See "Principal and Selling Shareholders" and "Description of Capital Stock".

POTENTIAL VOLATILITY OF STOCK PRICE

     The market price of the shares of Common Stock could be highly volatile, fluctuating in response to factors such as variations in the Company's operating results, announcements of new services or market expansions by the Company or its competition, or developments relating to regulatory or other issues affecting the PEO industry. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies.

                               THE REORGANIZATION

     The Company's operations are conducted through the Partnership, Staff Acquisition, Inc., a Delaware corporation ("Staff Acquisition"), and a number of operating limited partnerships ("OLPs"), all of which are Delaware limited partnerships. Effective July 1, 1997, a reorganization (the "Reorganization") was consummated whereby Staff Leasing acquired the 99% limited partnership interests in the Partnership which were then held by various investors, including certain executive officers, directors and employees of the Company, and became the sole limited partner of the Partnership, in effect incorporating the business of the Company. Pursuant to the Reorganization all of the holders of the common limited partnership interests in the Partnership (the "Common Interests") exchanged their partnership interests for 17,122,205 shares of Common Stock. Certain of the preferred limited partnership interests ("Class A Interests" or "Class B Interests") were exchanged for 2,074,267 shares of Common Stock and warrants to purchase an aggregate of 1,352,253 shares of Common Stock with an exercise price of $7.24 per share.

     Staff Acquisition is the sole general partner of the Partnership and each of the OLPs. Until September 30, 1997, Charles S. Craig, Chairman, Chief Executive Officer and a director of the Company, owned all of the issued and outstanding capital stock of Staff Acquisition. As part of the Reorganization, Mr. Craig granted the Company an option to acquire the stock of Staff Acquisition in exchange for 417,900 shares of Common Stock. On September 30, 1997, the Company exercised the option and currently owns all of the issued and outstanding capital stock of Staff Acquisition. See "Certain Transactions".

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of shares of Common Stock offered hereby by the Selling Shareholders. Certain Selling Shareholders will sell 177,709 warrants (201,832 warrants if the Underwriters' over-allotment option is exercised in full) to the Underwriters which will be exercised in conjunction with the Offering. The 177,709 shares issued upon exercise of these warrants (201,832 if the Underwriters' over-allotment option is exercised in full) will be sold in the Offering. Proceeds to the Company from the exercise of these warrants, net of estimated expenses in connection with the Offering to be paid by the Company of $375,000, will be approximately $900,000 ($1.1 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds for general corporate purposes. Pending such use, the Company intends to invest such funds in short-term, interest-bearing, investment grade securities, certificates of deposit or obligations issued or guaranteed by the United States government.

                                DIVIDEND POLICY

     The Company does not anticipate declaring or paying dividends on its Common Stock in the foreseeable future. The Company expects that it will retain all available earnings generated by the Company's operations for the development and growth of its business. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. The Company's $20 million revolving credit facility with NationsBank, N.A. prohibits the declaration and payment of dividends other than stock dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997. This table should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                 DECEMBER 31, 1997
                                                              ------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Long-term debt and capitalized lease obligations............   $    --       $    --
Shareholders' equity:
  Preferred stock, par value $.01 per share
     Shares authorized -- 10,000,000
     Shares issued and outstanding -- none..................        --            --
  Common stock, par value $.01 per share
     Shares authorized -- 100,000,000
     Shares issued and outstanding -- 23,505,358,
      historical(1), and 23,683,067, as adjusted(2).........       235           237
  Additional paid in-capital................................    65,877        66,787
  Accumulated deficit.......................................    (7,344)       (7,344)
  Other.....................................................      (620)         (620)
                                                               -------       -------
          Total shareholders' equity........................    58,148        59,060
                                                               -------       -------
          Total capitalization..............................   $58,148       $59,060
                                                               =======       =======

---------------

(1) Excludes 2,500,000 shares of Common Stock reserved for issuance under the Company's stock incentive plan. At December 31, 1997 there were 651,226 shares of Common Stock subject to outstanding options granted under this plan at a weighted average exercise price of $17.55 per share. Also excludes 1,352,253 shares of Common Stock issuable upon the exercise of warrants issued in the Reorganization, which have an exercise price of $7.24 per share. See "Management -- Stock Incentive Plan" and "The Reorganization".
(2) Gives effect to the issuance of 177,709 shares of Common Stock to be issued upon the exercise of 177,709 warrants to be acquired by the Underwriters from certain Selling Shareholders. These shares will be sold in the Offering. Excludes 651,226 shares of Common Stock subject to outstanding options as described above and 1,174,544 shares of Common Stock issuable upon the exercise of warrants that will remain outstanding after the Offering.

                            PRICE RANGE OF COMMON STOCK

     The Common Stock is listed for trading on the Nasdaq National Market under the trading symbol "STFF". The following table sets forth the high and low sales prices of the Common Stock as reported by the Nasdaq National Market for each of the calendar quarters indicated:

QUARTER                                                        HIGH       LOW
-------                                                       -------   -------
1997
Second (from June 25, 1997).................................  $19.625   $17.625
Third.......................................................   26.875    18.000
Fourth......................................................   26.438    17.000
1998
First.......................................................  $28.750   $18.625
Second (through April 23, 1998).............................   33.500    26.500

     On April 23, 1998, the closing sale price of the Common Stock, as reported on the Nasdaq National Market, was $29.50. As of March 31, 1998, 23,510,358 shares of Common Stock were outstanding and there were approximately 260 holders of record of the Common Stock as of such date.

                            SELECTED FINANCIAL DATA

     The following table sets forth certain selected historical financial and operating data of the Company as of the dates and for the periods indicated. The Company was formed in November 1993 to acquire the Predecessor. The entities comprising the Predecessor all operated as S-corporations under the Code. The Company operated as a limited partnership for all periods prior to the Reorganization on July 1, 1997, and as a C-corporation under the Code since the Reorganization. The Reorganization was accounted for as a purchase among entities under common control and accordingly, for financial statement presentation purposes, the Reorganization was treated as a pooling of interests of the Company and the Partnership, as of and for the periods presented. The following selected financial, data are qualified by reference to, and should be read in conjunction with, the consolidated financial statements, related notes and other financial information included elsewhere in this Prospectus. The statement of operations data set forth below, for each of the three years in the period ended December 31, 1997, and the balance sheet data at December 31, 1996 and 1997, are derived from the audited consolidated financial statements of the Company, which are included elsewhere in this Prospectus. The statement of operations data for the period November 6, 1993 to December 31, 1994, and the balance sheet data at December 31, 1993, 1994 and 1995, are derived from audited consolidated financial statements of the Company which are not included herein. The statement of operations data for the period January 1, 1993 to November 5, 1993 are derived from audited combined financial statements of the Predecessor which are not included herein.

                                              THE
                                          PREDECESSOR                              THE COMPANY
                                        ---------------   --------------------------------------------------------------
                                            FOR THE         FOR THE
                                            PERIOD           PERIOD
                                          JANUARY 1,      NOVEMBER 6,
                                            1993 TO         1993 TO             FOR THE YEARS ENDED DECEMBER 31,
                                          NOVEMBER 5,     DECEMBER 31,   -----------------------------------------------
                                             1993             1993         1994        1995         1996         1997
                                        ---------------   ------------   --------   ----------   ----------   ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues............................     $354,634         $83,553      $735,763   $1,091,588   $1,432,131   $1,851,248
  Cost of services:
    Salaries, wages and payroll
      taxes...........................      312,272          73,580       657,534      975,887    1,283,787    1,675,369
    Benefits, workers' compensation,
      state unemployment taxes and
      other costs.....................       26,980           6,071        46,194       83,664       88,839       81,891
                                           --------         -------      --------   ----------   ----------   ----------
        Total cost of services........      339,252          79,651       703,728    1,059,551    1,372,626    1,757,260
                                           --------         -------      --------   ----------   ----------   ----------
  Gross profit........................       15,382           3,902        32,035       32,037       59,505       93,988
  Operating expenses:
    Salaries, wages and commissions...        7,959           1,592        15,537       29,674       37,264       42,147
    Other general and
      administrative..................        3,598           1,119         6,836       19,420       19,528       20,853
    Depreciation and amortization.....          257             193         1,307        3,219        3,154        4,542
                                           --------         -------      --------   ----------   ----------   ----------
        Total operating expenses......       11,814           2,904        23,680       52,313       59,946       67,542
                                           --------         -------      --------   ----------   ----------   ----------
  Operating income (loss).............        3,568             998         8,355      (20,276)        (441)      26,446
  Interest (income) expense -- net....         (104)            294         3,448        4,764        3,401          793
  Other expenses (income).............       (1,244)             11            95          (98)          23           92
                                           --------         -------      --------   ----------   ----------   ----------
  Income (loss) before income taxes...        4,916             693         4,812      (24,942)      (3,865)      25,561
  Income tax benefit(1)(2)............           --              --            --           --           --        5,222
                                           --------         -------      --------   ----------   ----------   ----------
  Net income (loss)...................        4,916             693         4,812      (24,942)      (3,865)      30,783
  Fixed return on preferred
    interests(3)......................           --             (28)         (164)          --       (1,772)      (2,391)
                                           --------         -------      --------   ----------   ----------   ----------
  Net income (loss) attributable to
    common shareholders...............     $  4,916         $   665      $  4,648   $  (24,942)  $   (5,637)  $   28,392
                                           ========         =======      ========   ==========   ==========   ==========
  Net income (loss) per share
    attributable to common
    shareholders(4):
    Basic.............................                      $   .03      $    .24   $    (1.27)  $     (.29)  $     1.32
    Diluted...........................                      $   .03      $    .24   $    (1.27)  $     (.29)  $     1.26
  Weighted average common shares (in
    thousands)(4):
    Basic.............................                       19,614        19,614       19,614       19,614       21,588
    Diluted...........................                       19,614        19,614       19,614       19,614       22,459
STATISTICAL AND OPERATING DATA:
  Worksite employees at period end....       29,861          31,888        50,848       73,116       86,000      107,885
  Clients at period end...............        3,436           3,626         5,242        6,490        7,511        9,233
  Average number of worksite employees
    per client at period end..........         8.69            8.79          9.70        11.27        11.45        11.68
  Capital expenditures................     $    614         $    34      $    751   $   11,619   $    5,923   $    7,100

                                                                         DECEMBER 31,
                                                      --------------------------------------------------
                                                       1993      1994       1995       1996       1997
                                                      -------   -------   --------   --------   --------
                                                                    (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets......................................  $31,980   $44,902   $ 56,932   $ 65,982   $127,818
  Long-term capital leases, including current
    portion.........................................       --        --      5,069      3,746         --
  Long-term borrowings, including current portion...   11,292    30,800     26,450     17,700         --
  Redeemable preferred interests....................    1,528        --      2,000     17,674         --
  Total shareholders' equity (deficit)..............    5,851    (9,173)   (33,949)   (35,680)    58,148

---------------

(1) Prior to the Reorganization effective July 1, 1997, the Company operated as a partnership. Accordingly, the tax effect of the Partnership's activities accrued to the individual partners and no provision for income taxes was required prior to such date.
(2) Included in income tax benefit for the year ended December 31, 1997 was $10,172 of deferred tax benefit related to the reversal of the valuation allowance for deferred tax assets. The deferred tax assets recognized consist principally of assets whose tax basis is in excess of book basis, reserves not currently deductible and tax loss carryforwards. The tax benefit recorded is non-cash in nature. (See note 16 to the consolidated financial statements.)
(3) Fixed return on preferred interests represents the return paid on the Class A Interests and Class B Interests through July 1, 1997, the date of the Reorganization.
(4) The Reorganization was accounted for as a combination among entities under common control and, accordingly, was treated as a pooling of interest. As a result, the weighted average common shares for the Company reflects the Reorganization as of the earliest period presented. Weighted average common shares and net income per share for the Predecessor have not been presented as such information is not considered meaningful.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is the largest PEO in the United States. At December 31, 1997, the Company served over 9,200 clients with approximately 108,000 worksite employees. With 37 branches located in Florida, Texas, Georgia, Arizona and Minnesota, the Company provides a broad range of services, including payroll administration, risk management, benefits administration, unemployment services and other human resource management services. The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. Historical results are not necessarily indicative of trends in operating results for any future period.

     REVENUES. Revenues consist of charges by the Company for the salaries and wages of the worksite employees (including the employee-paid portion of health and other benefits), the service fee and the client's portion of health and retirement benefits provided to the worksite employees. These charges are invoiced to the client at the time of each periodic payroll. The service fee covers the cost of certain employment-related taxes, workers' compensation insurance coverage and administrative and field services provided by the Company to the client, including payroll administration and safety, human resource and regulatory compliance consultation. Salaries and wages of worksite employees are affected by the inflationary effects on wage levels, including the effect of increases in the Federal minimum wage, and by competition in the labor markets in which the Company operates. Fluctuations in salaries and wages resulting from these factors have a proportionate impact on the Company's service fee, which is invoiced as a percentage of salaries and wages.

     COST OF SERVICES. Cost of services includes salaries and wages of worksite employees, payroll taxes, employee benefit costs, workers' compensation insurance and state unemployment taxes.

     Salaries, wages and payroll taxes consist of salaries and wages of worksite employees, the employer's portion of amounts due with respect to FICA, which includes Social Security and Medicare related taxes, and Federal unemployment taxes ("FUTA"). FICA and FUTA rates are fixed by the appropriate Federal regulations. The amounts payable under FICA and FUTA are dependent on an employee's wage levels, but are not affected by an employer's claims experience or other employer-related criteria. These amounts are thus not subject to the Company's control.

     Employee benefit costs are comprised primarily of health benefit costs, but also include costs of other employee benefits such as dental, disability and group life insurance. Worksite employee participation in the Company's health benefit plans is optional, as is the client's contribution to the cost of such plans. The Company's group health benefit plans are provided by regional health care providers under separate contracts. The Company's plans, other than the Blue Cross/Florida plan, are provided to the Company under guaranteed cost arrangements, with the Company's liability capped at fixed amounts for the annual policy period. The Company's policy with Blue Cross/Florida is a minimum premium arrangement pursuant to which the Company is obligated to reimburse Blue Cross/Florida for the cost of the claims incurred by participants under the plan, plus the cost of plan administration. The administrative costs associated with this policy are fixed through December 1999. Stop loss coverage per covered employee under the Florida policy for 1997 and 1998 is provided at the level of 115% of projected claims and stop loss coverage for 1999 will be established based on claims experience in 1998.

     Workers' compensation costs are the amounts paid by the Company under its workers' compensation arrangement with Liberty Mutual. The Company did not assume any workers' compensation liabilities from the Predecessor and, since November 6, 1993, the date of acquisition of the Predecessor, the Company has been fully insured through a guaranteed cost arrangement. The Company has a guaranteed cost arrangement with Liberty Mutual that expires on December 31, 1999. Giving effect to two rate reductions effective January 1, 1997 and October 1, 1997, the rate of payment under this arrangement decreased 27.4% for 1997 compared to 1996. See "Risk Factors -- Volatility in Workers' Compensation Insurance Rates and Unemployment Tax".

     State unemployment tax rates vary from state to state and are based upon the employer's claims history. The Company aggressively manages its state unemployment tax exposure by contesting unwarranted claims and offering re-employment services to unemployed workers.

     OPERATING EXPENSES. Operating expenses consist primarily of salaries, wages and commissions associated with the Company's internal employees, and general and administrative expenses. Over the past several years, the Company has experienced an increase in its operating expenses as Staff Leasing has expanded its senior management, sales and marketing staff, payroll processing operations and client and worksite employee service functions. The Company believes that these additional resources have enhanced the quality of its operations and positioned the Company to achieve its objectives. The Company expects that future revenue growth will result in increasing net income margins, as the Company's fixed operating expenses are leveraged over a larger revenue base.

     INCOME TAXES. The Company records income tax expense using the asset and liability method of accounting for deferred income taxes. As of December 31, 1997, a non-recurring tax benefit which is non-cash in nature with respect to the Company's deferred tax assets was recognized in accordance with the provisions of Statement of Financial Accounting Standards 109, "Accounting for Income Taxes". Such asset related primarily to assets with tax basis in excess of book basis and certain reserves which will be deductible in future periods. For 1998, the Company estimates its effective combined Federal, state and local income tax rate to be 37.5%. Prior to the Reorganization effective July 1, 1997, the Company operated through limited partnerships. Accordingly, all earnings or losses were passed directly to the partners and no provisions for income taxes were required prior to July 1, 1997.

     PROFITABILITY. The Company's gross profit margin is largely dependent upon the Company's success in managing revenues and costs that are within its control. These controllable revenues and costs primarily relate to workers' compensation, health benefits and state unemployment taxes. The Company manages these controllable costs through its use of: (i) its guaranteed cost arrangement with Liberty Mutual; (ii) appropriately designed health benefit plans that encourage worksite employee participation, high managed care utilization and efficient risk pooling; and (iii) aggressive management of its state unemployment tax exposure. Despite these initiatives, there are certain events that could have a material adverse impact on the Company's profitability, which include the factors described under "Risk Factors" and elsewhere in this Prospectus.

     HEALTH BENEFIT PLAN SUBSIDIES. In June 1995, the Company's Board of Directors realized that the Company had a major problem regarding its health benefit plan. Selected remedial actions were taken in 1995 and 1996, which had the effect of reducing the level of health benefit plan subsidies by 51% in 1996 from those in 1995. However, it was not until the plan year commencing January 1, 1997 that the Company was able to implement a comprehensive action plan to ameliorate this situation.

     1995 and 1996 plan years. For the 1995 plan year, acting upon the recommendation of its former health benefit consultants, the Company conducted an "open enrollment" for its health benefit plan. This allowed worksite employees not previously enrolled in the Company's plan, including those with pre-existing conditions, to enroll in the plan without medical risk assessment. In addition, the Company reduced the eligibility requirements for part-time employees. Both of these actions increased adverse selection (namely, those in need of medical treatment disproportionately elected to enroll in the plan versus those who believed they would not need medical treatment). Based on projections that showed the 1995 plan to be financially viable, the Company did not raise the price of its health benefit plan offerings from 1994 to 1995.

     In June 1995, the Company's Board of Directors recognized that the Company's health benefit plan would require significant subsidies. The Company did not immediately raise the price of its health benefit plan offerings in order to avoid a significant disruption of its client relationships, which are the major source of referrals for new clients. However, the Company implemented plan design changes in September 1995 that reduced costs for the remainder of the plan year. In 1995, the Company's health benefit plan required a subsidy of $20.6 million, compared to a subsidy of $1.6 million in 1994.

     Effective January 1, 1996, the Company raised prices for its 1996 plan year by approximately 25% on average and implemented additional cost-saving design changes. Also in January 1996, the Company hired a senior executive with extensive experience to manage its health benefit plans and to reduce its reliance on outside consultants. In May 1996, in order to mitigate future adverse selection, the Company re-instituted group health risk assessment for prospective clients and individual medical risk assessment for late enrollees in its plan. The Company also eliminated the eligibility of certain part-time employees to participate in its health benefit plans. As a result of these actions, the Company reduced its health benefit subsidies to $10.1 million in 1996. In 1997, the Company experienced a favorable maturation or run-out of 1996 health claims, resulting in a $3.5 million reduction in health reserves established at December 31, 1996.

     1997 plan year. Beginning January 1, 1997, the Company was able to implement a comprehensive action plan, which reduced its health benefit plan subsidy in 1997 and which it believes will continue to favorably impact its health benefit plan subsidy in 1998. Key elements of this plan are as follows:

     - The Company changed from its single national healthcare company, Provident, to a series of regional healthcare companies. These companies have extensive provider networks in all of the Company's markets and offer deeper discounts than those previously available. In addition, the Company's new providers are able to offer health maintenance organization ("HMO") coverage in substantially all of the Company's markets, including Texas and Georgia, which did not have HMO offerings in 1995 and 1996. The Company believes that healthcare is a regional business in the United States and that it must align itself with healthcare providers that have strong networks and reputations in the specific markets in which the Company operates.

     - The Company raised the price of its preferred provider organization ("PPO") offerings by an average of 10% for 1997 and 10% to 25% for 1998. The Company did not increase the rates for its HMO offerings for 1997 (but did increase the rates from 3% to 6% for 1998), which had the effect of increasing the percentage of effective participants enrolled in the HMO from 30% as of December 31, 1996 to 66% as of January 1, 1998. The Company believes that the managed care services provided by an HMO are more cost-effective than those provided by a PPO. The Company will continue to encourage migration of its plan participants into its HMO offerings.

     - The Company secured guaranteed cost contracts for 1997 and 1998 for its plans in Georgia, Texas, Arizona and Minnesota and was able to reduce the stop loss coverage per covered employee from 125% to 115% of the projected claims for its Florida plan for the 1997 and 1998 plan years.

     - The Company reduced the level of selected benefits provided under its plans to better match the needs and price sensitivity of its worksite employees, while reducing the cost to the Company.

     - The Company re-configured its sales commission plan to reward its salespersons for health benefit plan enrollment of new client employees.

     In 1997, the Company experienced a surplus of $1.0 million in health plan operations. This surplus would have been a subsidy of $2.5 million in 1997 had the Company not reduced its estimates for 1996 health reserves.

RESULTS OF OPERATIONS

     The following table presents the Company's results of operations for the years ended December 31, 1995, 1996 and 1997, expressed as a percentage of revenues:

                                                               FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                             -----------------------
                                                             1995     1996     1997
                                                             -----    -----    -----
Revenues...................................................  100.0%   100.0%   100.0%
Cost of services:
  Salaries, wages and payroll taxes........................   89.4     89.6     90.5
  Benefits, workers' compensation, state unemployment taxes
     and other costs.......................................    7.7      6.2      4.4
                                                             -----    -----    -----
          Total cost of services...........................   97.1     95.8     94.9
                                                             -----    -----    -----
Gross profit...............................................    2.9      4.2      5.1
                                                             -----    -----    -----
Operating expenses:
  Salaries, wages and commissions..........................    2.7      2.6      2.3
  Other general and administrative.........................    1.8      1.4      1.1
  Depreciation and amortization............................    0.3      0.2      0.3
                                                             -----    -----    -----
          Total operating costs............................    4.8      4.2      3.7
                                                             -----    -----    -----
Operating (loss) income....................................   (1.9)     0.0      1.4
Interest income............................................    0.0      0.0     (0.1)
Interest expense...........................................    0.4      0.2      0.1
                                                             -----    -----    -----
Income (loss) before income taxes..........................   (2.3)    (0.2)     1.4
Income tax benefit.........................................     --       --      0.3
                                                             -----    -----    -----
Net income (loss)..........................................   (2.3)%   (0.2)%    1.7%
                                                             =====    =====    =====

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     REVENUES. Revenues were $1.85 billion for the year ended December 31, 1997 compared to $1.43 billion for the year ended December 31, 1996, representing an increase of $419.1 million, or 29.3%. This increase was due primarily to an increased number of clients and worksite employees. From 1996 to 1997, the number of clients increased 22.9%, from 7,511 to 9,233, and the number of worksite employees increased 25.4%, from approximately 86,000 to 107,885. Revenue growth exceeded headcount growth by 3.9% due, in part, to the effects of wage inflation and tightened labor markets, which encourage clients to utilize more fully their existing employee base. The increase in the number of worksite employees was the result of continuing sales and marketing efforts in existing markets as well as the development of new markets. The Company opened six new sales offices in Texas, Arizona, Georgia and Minnesota in 1997, compared to one new sales office in 1996.

     In January 1997 and January 1998, the Company reduced the service fees charged on average to its Florida clients in response to a reduction in workers' compensation rates in the State of Florida. While the Company believes this reduction in service fees has not adversely affected the Company's profitability to date because the Company has been able to offset the effect of this action by controlling expenses, it is possible that future rate reductions could adversely affect the Company's operations. See "Risk Factors -- Volatility in Workers' Compensation Insurance Rates and Unemployment Tax".

     COST OF SERVICES. Cost of services were $1.76 billion for 1997 compared to $1.37 billion for 1996, representing an increase of $384.7 million, or 28.0%. Cost of services were 94.9% of revenues for 1997, compared to 95.8% for 1996.

     Salaries, wages and payroll taxes of worksite employees were $1.68 billion for 1997, compared to $1.28 billion for 1996, representing an increase of $391.6 million, or 30.5%. This increase was due primarily to an increased number of clients and worksite employees. Salaries, wages and payroll taxes were 90.5% of revenues for 1997, compared to 89.6% for 1996.

     Benefits, workers' compensation, state unemployment taxes and other costs were $81.9 million for 1997, compared to $88.8 million for 1996, representing a decrease of $6.9 million, or 7.8%. Benefits, workers' compensation, state unemployment taxes and other costs were 4.4% of revenue for 1997, compared to 6.2% for 1996. This decrease was due primarily to: (i) a 27.4% reduction in the workers' compensation expense rate primarily as a result of the renegotiation of the workers' compensation policy; and (ii) the implementation of the Company's comprehensive health benefits action plan, leading to a reduction in the health benefit plan subsidy from $9.9 million for 1996 to $1.0 million surplus for 1997. This subsidy would have been $2.5 million in 1997 had the Company not reduced its estimate of health reserves for 1996. The reduction in 1996 health reserves was due to a favorable experience in the maturation or runout of 1996 health claims.

     GROSS PROFIT. Gross profit was $94.0 million for 1997, compared to $59.5 million for 1996, representing an increase of $34.5 million, or 58.0%. Gross profit was 5.1% of revenues for 1997, compared to 4.2% for 1996.

     OPERATING EXPENSES. Operating expenses were $67.5 million for 1997, compared to $59.9 million for 1996, representing an increase of $7.6 million, or 12.7%. Operating expenses were 3.7% of revenues for 1997, compared to 4.2% for 1996.

     Salaries, wages and commissions were $42.1 million for 1997, compared to $37.3 million for 1996, representing an increase of $4.8 million, or 12.9%. This increase was due primarily to: (i) $3.0 million of costs attributable to an increase in corporate personnel hired to support the Company's expanded operations and additional sales and sales support personnel located at its branch offices; and (ii) a $1.8 million increase in sales commissions attributable to the growth in the number of clients and worksite employees. Salaries, wages and commissions were 2.3% of revenue for 1997, compared to 2.6% for 1996.

     Other general and administrative expenses were $20.9 million for 1997, compared to $19.5 million for 1996, representing an increase of $1.4 million, or 7.2%. This increase was primarily a result of expanded sales and marketing programs for 1997 and a fixed asset obsolescence charge of $0.9 million for personal computer upgrades. Other general and administrative expenses were 1.1% of revenue for 1997, compared to 1.4% for 1996.

     Depreciation and amortization expenses increased by $1.4 million for 1997 compared to 1996 representing an increase of 44%. This increase was primarily the result of the Company's investment in information systems. Amortization of capitalized software costs associated with the Company's implementation of new payroll processing and management information systems began in July 1997 when the systems became operational. These costs are being amortized over a seven-year period.

     INTEREST EXPENSE. Interest expense was $2.1 million for 1997, compared to $3.5 million for 1996, representing a decrease of $1.4 million, or 40.0%. This decrease was primarily due to the repayment of the Company's long term borrowings at the beginning of the Company's third quarter, partially offset by the write-off of unamortized debt issuance costs associated with this debt.

     INTEREST INCOME. Interest income was $1.3 million for 1997, compared to $.1 million for 1996, representing an increase of $1.2 million. The net change represents interest income earned on the net proceeds of the Company's initial public offering.

     INCOME TAXES. Income tax expense was $9.9 million for the second half of 1997. This expense was reduced by the recognition of non-recurring deferred tax benefits, the tax benefit of allocation of income to Staff Acquisition, and other items totaling $15.1 million, resulting in a $5.2 million net tax benefit for the year. Until July 1, 1997, the Company operated through limited partnerships, and accordingly, no provision for income taxes was required for periods prior to that date.

     NET INCOME. Net income was $30.8 million for 1997, compared to a loss of $3.9 million for 1996, representing an increase of $34.7 million as a result of the factors discussed above.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     REVENUES. Revenues were $1.43 billion for 1996, compared to $1.09 billion for 1995, representing an increase of $340.5 million, or 31.2%. This increase was due primarily to an increased number of clients and worksite employees. From 1995 to 1996, the number of clients increased 15.7% from 6,490 to 7,511. The number of worksite employees increased 17.6%, from 73,116 to 86,000. The remaining increase in revenues is due primarily to the higher growth rate of clients and worksite employees during the latter half of 1995, which did not affect revenue levels during the entire 1995 period, but which (net of client attrition) affected the entire 1996 period. The increase in the number of worksite employees was the result of continuing sales and marketing efforts in existing markets as well as the development of new markets. The Company opened one new sales office in 1996, compared to seven new sales offices in 1995.

     COST OF SERVICES. Cost of services were $1.37 billion for 1996, compared to $1.06 billion for 1995, representing an increase of $313.0 million, or 29.5%. Cost of services were 95.8% of revenues for 1996, compared to 97.1% for 1995.

     Salaries, wages and payroll taxes of worksite employees were $1.28 billion for 1996, compared to $975.9 million for 1995, representing an increase of $307.9 million, or 31.6%. This increase was consistent with the increase in the number of worksite employees described above. Salaries, wages and payroll taxes were 89.6% of revenues for 1996, compared to 89.4% for 1995.

     Benefits, workers' compensation, state unemployment taxes and other costs were $88.8 million for 1996, compared to $83.7 million for 1995, representing an increase of $5.1 million, or 6.1%. Benefits, workers' compensation, state unemployment taxes and other costs were 6.2% of revenues for 1996, compared to 7.7% for 1995. This decrease was due primarily to a reduction in the health benefit plan subsidy, which was reduced to $9.9 million for 1996 from $17.5 million for 1995. An additional $0.2 million in 1996 and $3.1 million in 1995 arising from consultants and outside vendors engaged in connection with the Company's health benefit plans were incurred as other general and administrative expenses in such years and are included in total health benefit plan subsidy costs. See "-- Overview -- Health Benefit Plan Subsidies". This decrease was also affected by an 8.0% reduction in the workers' compensation expense rate as a result of a renegotiation of the Company's guaranteed cost arrangement with Liberty Mutual.

     GROSS PROFIT. Gross profit was $59.5 million for 1996, compared to $32.0 million for 1995, representing an increase of $27.5 million, or 85.9%. Gross profit was 4.2% of revenues for 1996, compared to 2.9% for 1995. The increase was due to the reduction in cost of services as a percentage of revenues as described above.

     OPERATING EXPENSES. Operating expenses were $59.9 million for 1996, compared to $52.3 million for 1995, representing an increase of $7.6 million, or 14.5%. Operating expenses were 4.2% of revenues for 1996, compared to 4.8% for 1995.

     Salaries, wages and commissions were $37.3 million for 1996, compared to $29.7 million for 1995, representing an increase of $7.6 million, or 25.6%. This increase was the result of an increase in corporate personnel hired to support the Company's expanded operations and additional sales and sales support personnel located at its branch offices. Salaries, wages and commissions were 2.6% of revenues for 1996, compared to 2.5% for 1995 (without taking into account approximately $2.1 million of the costs associated with the restructuring of the Company's 1995 commission plan).

     Other general and administrative expenses were essentially unchanged at $19.5 million for 1996, compared to $19.4 million in 1995. Other general and administrative expenses were 1.4% of revenues for 1996, compared to 1.8% for 1995, as the Company began to leverage its corporate management personnel and decreased its reliance on outside vendors and consultants.

     Depreciation and amortization expenses were unchanged at $3.2 million for 1996 and 1995.

     INTEREST EXPENSE. Interest expense was $3.5 million for 1996, compared to $5.1 million for 1995, representing a decrease of $1.6 million, or 31.4%. The higher interest expense in 1995 was due primarily to $1.1 million of original issuance cost that was fully amortized in 1995.

     NET LOSS. Net loss was $3.9 million for 1996, compared to $24.9 million for 1995, representing a decrease of $21.0 million, or 84.3%, as a result of the factors discussed above.

QUARTERLY OPERATING RESULTS

     The following table presents certain unaudited results of operations data for the interim quarterly periods during the years ended December 31, 1996 and 1997. The Company believes that all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations in accordance with generally accepted accounting principles, have been made. The results of operations for any interim period are not necessarily indicative of the operating results for a full year or any future period.

                                                                QUARTER ENDED
                            -------------------------------------------------------------------------------------
                                              1996                                        1997
                            -----------------------------------------   -----------------------------------------
                            MAR. 31    JUNE 30    SEPT. 30   DEC. 31    MAR. 31    JUNE 30    SEPT. 30   DEC. 31
                            --------   --------   --------   --------   --------   --------   --------   --------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues..................  $324,720   $350,472   $367,484   $389,455   $402,455   $448,075   $480,902   $519,816
Gross profit..............  $ 13,289   $ 14,902   $ 15,734   $ 15,580   $ 19,895   $ 22,616   $ 25,702   $ 25,775
Gross profit margin.......       4.1%       4.3%       4.3%       4.0%       4.9%       5.0%       5.3%       5.0%
Operating income (loss)...  $   (668)  $    490   $   (220)  $    (43)  $  3,424   $  5,657   $  8,823   $  8,542
Net income(loss)..........  $ (1,695)  $   (465)  $   (958)  $   (747)  $  2,711   $  4,956   $  8,586   $ 14,530
Net income (loss) per
  share attributable to
  common shareholders:
  Basic...................  $   (.09)  $   (.05)  $   (.08)  $   (.07)  $    .10   $    .22   $    .32   $    .62
  Diluted.................  $   (.09)  $   (.05)  $   (.08)  $   (.07)  $    .10   $    .21   $    .31   $    .59

LIQUIDITY AND CAPITAL RESOURCES

     The Company had $41.0 million in cash and cash equivalents and marketable securities at December 31, 1997. The Company periodically evaluates its liquidity requirements, capital needs and availability of capital resources in view of its plans for expansion, anticipated levels of health benefit plan subsidies and other operating cash needs. The Company has in the past sought, and may in the future seek, to raise additional capital or take other measures to increase its liquidity and capital resources. Historically, these funds have been raised from the Company's partners, from bank financing and from the Company's initial public offering. The Company currently believes that the proceeds from its initial public offering, cash flow from operations, and availability under its financing arrangements will be sufficient to meet its liquidity requirements through 1998. The Company may also rely on these same sources or on public and private debt and equity financing to meet its long-term capital needs.

     The Company repaid all of its long-term obligations during the third quarter of 1997 utilizing the proceeds from its initial public offering and had no long-term debt as of December 31, 1997. At December 31, 1997, and 1996, the Company had working capital/(deficit) of $24.4 million, and ($32.2) million, respectively, an improvement at December 31, 1997 of $56.6 million. The increase was due primarily to net proceeds raised from the Company's initial public offering and an improvement in cash flow from operations for the year ended December 31, 1997. The negative working capital as of December 31, 1996, was the result of the Company's investment of $17.5 million in its facilities and technology infrastructure as well as its subsidy of $30.7 million related to the Company's health benefit plans during the period January 1995 through December 1996.

     The Company's primary short-term liquidity requirements relate to the payment of accrued payroll and payroll taxes of its internal and worksite employees, accounts payable for capital expenditures and the payment of accrued workers' compensation expense and health benefit plan premiums. As of December 31, 1997, the Company had $8.4 million of restricted certificates of deposit, with original maturities of less than one year, as collateral for certain standby letters of credit issued in connection with the Company's health benefit plans.

     Net cash provided by operating activities was $27.6 million for 1997 compared to net cash used in operating activities of $1.9 million for 1996, representing an increase of $29.5 million. The increase was primarily due to the increase in net income for 1997.

     In 1997, the Company invested $7.1 million in its facilities and technology infrastructure. During 1998, the Company anticipates total capital expenditures of approximately $8 million.

     Net proceeds from the Company's initial public offering were approximately $61 million of which $15.2 million was used to pay long-term debt and certain capitalized lease obligations and $16.3 million was used to redeem preferred partnership interests.

     The Company has an arrangement with a vendor under which it is entitled to defer up to $10 million of payments to the vendor, which must be repaid by September 30, 1999. The Company has not deferred any payments under this arrangement.

     The Company entered into a Credit Agreement, dated as of December 11, 1997 (the "Credit Agreement"), among the Company, the Company's subsidiaries named therein, as Guarantors, the lenders named therein and NationsBank, N.A., as Agent. The following summary of certain terms of the Credit Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Credit Agreement, which is included as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1997. For the purposes of the following discussion, capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Credit Agreement.

     The Credit Agreement provides the Company with a $20 million revolving credit facility available solely for acquisitions of all of the capital stock, or substantially all of the assets, of companies engaged in a business similar to the existing business of the Company and its subsidiaries (subject to certain conditions). Borrowings under the credit facility bear interest at variable interest rates based on the lender's Base Rate or LIBOR, and are payable on December 11, 2000. The Company has not borrowed under the Credit Agreement.

     The Credit Agreement requires the Company to comply with certain financial ratios and covenants. The Credit Agreement also requires the Company and its subsidiaries not to (i) declare or pay any dividends or make any other distributions upon any shares of their capital stock or other equity interest other than stock dividends or dividends by subsidiaries to the Company or another subsidiary, (ii) purchase, redeem or otherwise retire or acquire any shares of their capital stock or other equity interest or any warrants, options or other rights to acquire such capital stock or other equity interest (other than Permitted Investments and certain limited repurchases or redemptions of capital stock held by employees or former employees of the Company) or (iii) make any prepayment, redemption, defeasance, acquisition for value, refunding, refinancing or exchange of any Funded Debt (other than as permitted with respect to Loans under the Credit Agreement). See "Dividend Policy". Lenders under the Credit Agreement hold a security interest in the equity of the Company's subsidiaries.

YEAR 2000 COMPLIANCE

     The year 2000 issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g., 97 for 1997). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may recognize a date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

     The Company believes that its proprietary software is year 2000 compliant. The remainder of the Company's primary internal computer applications were purchased from Microsoft and Oracle. These companies have issued documents affirming year 2000 compliance for their applications.

     The Company is in the process of initiating formal communications with all of its significant vendors and clients to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own year 2000 issues. The Company can give no assurance that the systems of other companies on which the Company's systems rely will be converted on time or that a failure to convert by another company or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

INFLATION

     The Company believes that inflation in salaries and wages of worksite employees has a positive impact on its results of operations as its service fee is proportional to salaries and wages.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June of 1997, the Financing Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income", which requires a statement of comprehensive income to be included in the financial statements for fiscal years beginning after December 15, 1997.

     In addition, in June of 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information". SFAS No. 131 requires disclosures of certain information about operating segments and about products and services, the geographic areas in which a company operates, and their major customers. The Company is presently in the process of evaluating what effect this new standard will have on disclosures in the Company's financial statements and the required information will be reflected in its financial statements for the year ending December 31, 1998.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

     Certain of the statements contained in this Prospectus may be considered forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, without limitation: (i) the statement in "Risk Factors -- Potential for Additional Subsidies of Health Benefit Plans" concerning the Company's estimate that it will provide a subsidy of approximately $2.5 million to its health benefit plans in 1998 and that the maximum subsidy for 1998 is expected to be $8.1 million; (ii) the statements in
(a) "-- Overview -- Income taxes" concerning the Company's estimate that its effective combined income tax rate for 1998 will be 37.5% and (b) the statement in "-- Overview -- Health benefit plan subsidies -- 1997 plan year" concerning the Company's belief that its comprehensive action plan will continue to favorably impact its health benefit plan subsidy in 1998; (iii) the statements in "Industry Regulation -- Employee Benefit Plans" regarding the Company's belief that (a) the establishment of the new multiple employer benefit plan will eliminate exposure as to future plan contributions resulting from any IRS determination that no employer relationship exists between the plan's sponsor and its participants and (b) in the event of such a determination, that a retroactive disqualification of the former benefit plan is unlikely; (iv) the statements in "Business -- Information Technology" concerning the Company's expectation that its planned conversion of its computer software systems will be completed by the end of 1998; and (v) variations of the foregoing statements whenever they appear in this Prospectus. Forward-looking statements are made based upon management's current expectations and belief concerning future developments and their potential effects upon the Company. There can be no assurance that future developments affecting the Company will be those anticipated by management. There are certain important factors that could cause actual results to differ materially from estimates or expectations reflected in such forward-looking statements, including, without limitation, the matters discussed in "Risk Factors" and the factors set forth below:

     - The trend in medical cost inflation and the level of utilization of services by plan participants, none of which are within the Company's control;

     - The number of participants in the Company's health plans and the premium rates the Company is able to charge plan participants, both of which will depend on the success of the Company's business and growth strategy, the states where it does business, regulatory requirements and competitive factors, many of which are beyond the Company's control and most of which are unpredictable;

     - Factors which could affect the effective combined income tax rate for 1998, such as the states in which the Company conducts its business during 1998;

     - The market segment study of the PEO industry being conducted by the IRS, the results of which are not known to, and not within the control of, the Company; and

     - Unforeseen difficulties in implementing the computer software conversion, including technical issues, delays and costs and coordination with client needs.

     While the Company reassesses material trends and uncertainties affecting the Company's financial condition and results of operations in connection with its preparation of management's discussion and analysis of financial condition and results of operations contained in its quarterly and annual reports, the Company does not intend to review or revise any particular forward-looking statement referenced in this Prospectus in light of future events.

     The information referred to above should be considered by investors when reviewing any forward-looking statements contained in this Prospectus, in any of the Company's public filings or press releases or in any oral statements made by the Company or any of its officers or other persons acting on its behalf. By means of this cautionary note, the Company intends to avail itself of the safe harbor from liability with respect to forward-looking statements that is provided by Section 27A and Section 21E referred to above.

                                    BUSINESS

     Staff Leasing is the largest PEO in the United States. As of December 31, 1997, the Company served over 9,200 clients with approximately 108,000 worksite employees, primarily in Florida, Texas, Georgia, Arizona and Minnesota. The Company believes that it has more than twice the number of clients and worksite employees as any PEO competitor and that its 1997 revenues of $1.85 billion exceeded the PEO revenues of any competitor by more than $600.0 million.

     Staff Leasing provides its clients with a broad range of services, including payroll administration, risk management, benefits administration, unemployment services, and human resource consulting services. The Company's clients are typically small to medium-sized businesses with between five and 100 employees. Based upon data provided by the U.S. Small Business Administration, this segment of the U.S. economy is estimated by the Company to consist of six million businesses, with 53 million employees and $1.3 trillion in annual wages, and is projected to be a major source of employment growth in the U.S. economy. The Company's revenues have increased annually since its inception in 1984 and, during the last four years, have increased from $735.8 million in 1994 to $1.85 billion in 1997.

     Staff Leasing's services are designed to improve the productivity and profitability of its clients' businesses by:

     - Allowing managers of these businesses to focus on revenue-producing activities by relieving them of the time-consuming burdens associated with employee administration;

     - Helping these businesses to better manage certain employment-related risks, including those associated with workers' compensation and state unemployment taxes;

     - Improving the cash management of these businesses with respect to payroll-related expenses; and

     - Enabling these businesses to attract and retain employees by providing health and retirement benefits to worksite employees on a cost-effective and convenient basis.

     In providing these services, Staff Leasing becomes a co-employer of the worksite employees. Employment-related liabilities are contractually allocated between the Company and the client. The Company assumes responsibility for and manages the risks associated with: (i) worksite employee payroll; (ii) workers' compensation insurance coverage; and (iii) compliance with certain employment-related governmental regulations that can be effectively managed away from the client's business. The client retains the worksite employees' services in its business and remains responsible for compliance with other employment-related governmental regulations that are more closely related to worksite employee supervision. Staff Leasing charges its clients a service fee to cover the cost of certain employment-related taxes, workers' compensation insurance coverage and administrative and field services. This service fee is invoiced together with salaries and wages of the worksite employees and the client's portion of health and retirement benefit plan costs.

PEO INDUSTRY

     The PEO industry began to evolve in the early 1980's, largely in response to the difficulties faced by small to medium-sized businesses in procuring workers' compensation insurance coverage on a cost-effective basis and in operating in an increasingly complex legal and regulatory environment. While various service providers, such as payroll processing firms, benefits and safety consultants and temporary staffing firms, were available to assist these businesses with specific tasks, PEOs began to emerge as providers of a more comprehensive outsourcing solution to these burdens.

     Growth in the PEO industry has been significant. According to NAPEO, the number of employees under PEO arrangements in the United States has grown from approximately 10,000 in 1984 to between 2.0 million and 3.0 million in 1997. Staffing Industry Analysts, Inc., an employment industry research firm, estimates that gross revenues in the PEO industry grew from $5.0 billion in 1991 to $21.6 billion in 1997, representing a compounded annual growth rate of approximately 28%.

     Staff Leasing believes that the key factors driving demand for PEO services include:

     - The increasing complexity of employment-related governmental regulations and the related costs of compliance;

     - The size and growth of the small to medium-sized business community in the United States;

     - The increasing acceptance in the small to medium-sized business community of outsourcing of non-core functions;

     - The need to manage cash expenditures associated with payroll and payroll-related expenses, including workers' compensation insurance; and

     - The need to provide health and retirement benefits on a cost-effective and convenient basis.

     Another contributor to the recent growth of the PEO industry has been the increasing recognition and acceptance by regulatory authorities of PEOs and the co-employer relationship created by PEOs, with the development of licensing or registration requirements at the state level. Staff Leasing and other industry leaders, in concert with NAPEO, have worked with the relevant government entities for the establishment of a regulatory framework that would clarify the roles and obligations of the PEO and the client in the "co-employer" relationship. This framework imposes financial responsibility on the PEO and its controlling persons in order to promote the increased acceptance and further development of the industry. See "Industry Regulation -- State Regulation".

     While many states do not explicitly regulate PEOs, 18 states (including Florida, Texas and Minnesota) have enacted legislation containing licensing or registration requirements and, currently, several states are considering such regulation. Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs.

COMPETITIVE ADVANTAGES

     The Company believes that it has a number of key advantages which enable it to compete effectively in its target markets, including the following:

     Size and geographic concentration. At December 31, 1997, the Company served over 9,200 clients with approximately 108,000 worksite employees. Over 86,500 of such worksite employees are served from the Company's Florida branches. Based upon U.S. Department of Labor employment statistics, the Company believes that more than one percent of the currently employed Florida workforce is co-employed by Staff Leasing. However, the Company believes that its penetration of its target markets in Florida is less than ten percent. The Company's size and geographic concentration of its business in Florida have enabled it to leverage its referral base and vendor relationships. This, in turn, increases the productivity of the Company's sales force and safety consultants and allows the Company to benefit from economies of scale in claims processing, which for workers' compensation is state specific, and to attract the leading health benefit provider in Florida.

     Comprehensive risk management focus. The Company assumes employee-related risks with the addition of each new client. A critical focus of the Company's operations is the management of workers' compensation and state unemployment tax risks, since approximately half of the Company's gross profits in 1997 were derived from the workers' compensation insurance coverage and state unemployment tax components of its service fees. Workers' compensation risk is managed by careful selection of clients, on-site loss prevention services and sophisticated claims management. The Company evaluates the claims history of prospective clients and determines whether a more in-depth review, which may include onsite inspection by the Company's or Liberty Mutual's safety consultants, is needed before acceptance. The Company's 30 safety consultants (as of December 31, 1997) perform on-site inspections of the client's workplace to identify potential hazards and to communicate appropriate safety measures. The Company believes that these efforts decrease the frequency and severity of injury in the small to medium-sized business workplace, thus changing the nature of the risk that the Company assumes. Finally, if injuries do occur, the Company encourages prompt telephone reporting of the injury to Liberty Mutual's dedicated claims operation, where nurses and claims adjusters, working in tandem, direct the injured worker to a managed care network of occupational health professionals for medical treatment, manage the course of treatment and focus on returning the injured worksite employee to work as soon as possible. Unemployment tax risk is controlled, in part, through aggressive management of its state unemployment tax exposure, with the Company participating in approximately 600 adjudications per month. In addition, the Company operates a placement service which seeks to place unemployed workers in new positions with clients and other businesses.

     Strategic vendor alliances. Vendors of employment-related insurance products have encountered difficulty in efficiently distributing their products and services to the small to medium-sized business market. Staff Leasing's relationship with its clients provides an effective and cost-efficient distribution channel for those products and services, which include workers' compensation and health benefit coverages. The Company's workers' compensation policy is provided by Liberty Mutual under a fully insured, guaranteed cost arrangement. The Company has commenced the fifth year of this alliance with Liberty Mutual. This relationship now provides for: (i) a 52-person dedicated claims processing unit adjacent to the Company's headquarters, with processes and procedures jointly designed by Staff Leasing, Liberty Mutual and their joint consultant, J&H Marsh & McLennan; (ii) intensive training of the Company's safety consultants and risk assessors; (iii) technology sharing and joint development of automated underwriting systems; and (iv) favorable rates and payment terms. Amounts paid by the Company under this arrangement are a fixed percentage of workers' compensation payroll.

     The Company's group health benefit plans are provided by regional health care providers under separate contracts. The Company has found that these health benefit plan offerings are attractive to worksite employees, who are the primary source of premium payments. Blue Cross/Florida, one of these regional providers, has also provided substantial marketing support to increase enrollment in the Company's Florida health benefit plan.

     Advanced technology infrastructure. The Company has invested and is continuing to invest significant capital and resources in the development and enhancement of its information systems. From 1995 through 1997, the Company invested approximately $20.5 million in computer and telephone technology and related infrastructure to improve service and provide additional cost efficiencies. This new infrastructure will provide additional operating leverage, enabling the Company to handle increasing levels of incoming calls and payroll processing with increasing levels of accuracy. The Company intends to further automate its call center and apply more technology to its field staff and, within several years, expects to automate its clients for purposes of payroll processing. See "-- Information Technology".

GROWTH STRATEGY

     The Company's goal is to capitalize on its position as the leading provider of PEO services in the United States, while achieving sustainable revenue and income growth. The key elements of the Company's growth strategy are:

     Increase the Company's penetration in its existing geographic markets. The Company believes that there is potential for substantial growth in its existing geographic markets. The Company currently has 24 offices throughout Florida, with no one office accounting for more than eight percent of its Florida worksite employee base. The Company believes that it has penetrated less than ten percent of the small to medium-sized business workforce in its Florida markets. The Company believes that there is substantial opportunity for increased penetration of these markets and has focused its sales force on generating new clients from referrals by existing clients.

     The Company believes that it has penetrated less than one percent of the small to medium-sized business markets in its non-Florida markets, which have relatively high growth in small to medium-sized business formation and employment.

     Establish branch offices in new markets. The Company has targeted new geographic markets for expansion. The Company will enter new markets that possess favorable demographics, in terms of the number of potential clients within industries typically served by the Company, and a favorable regulatory environment with respect to PEOs and workers' compensation. The Company has successfully demonstrated its ability to grow outside of its Florida base through its Texas expansion. In December 1994, the Company opened its first Texas office in Dallas, and opened four additional offices in Texas in May 1995. Within twelve months after opening, these offices generated monthly aggregate branch gross profits in excess of monthly aggregate direct branch expenses. The Company's Texas operations co-employed over 12,600 worksite employees at December 31, 1997, which the Company believes makes it one of the three largest PEOs in that state. The Company has continued branch expansion in Texas, Arizona, Georgia and Minnesota. The Company opened six additional offices in 1997, including its first "spoke" office which is located in Beaumont, Texas, and traditional branch offices in Corpus Christi, Texas, Minneapolis, Minnesota, Phoenix and Tucson, Arizona, and Savannah, Georgia. A spoke office is a smaller, sales-oriented branch office formed in conjunction with a "hub" office. The spoke office has no branch manager or other administrative personnel but is staffed with sales personnel who cover its sales territory. Managerial and administrative support are provided by the hub office. This hub and spoke structure allows the Company economically to penetrate smaller markets by leveraging the resources of the hub office. The Company opened two additional spoke offices in Fort Walton Beach, Florida and Fort Worth, Texas in the first quarter of 1998, and plans to open six additional offices in new markets during the remainder of 1998.

     Distribute new services and products. The Company believes it possesses unique direct access to, and information about, its clients and worksite employees. The Company believes it can distribute additional products and services in a more convenient manner to its clients and worksite employees and on a more cost-effective basis than vendors of these products and services could were they to market them directly. For example, in January 1998, the Company formed a strategic alliance with ChoicePoint, a leading provider of employment verification services. Through this alliance the Company is able to offer its clients additional services, including employee screening and verification of public records.

     Pursue strategic acquisitions. The Company believes that the PEO industry is highly fragmented, which creates opportunities for consolidation. NAPEO estimates that there are currently over 2,400 companies providing PEO services operating in the United States. Although the Company's primary focus is on internal growth, the Company may consider strategic acquisitions of PEOs and related businesses to provide further penetration of its existing markets and to establish a base in new markets from which to operate and expand. The Company currently does not have any agreement, arrangement or understanding regarding any such acquisitions. The Company will fund any such acquisitions with internal cash and/or the issuance of debt or equity. See "Risk Factors -- Risks Associated with Expansion into Additional States".

CLIENT SERVICES

     The Company provides a broad range of services to its clients, including payroll administration, benefits administration, unemployment services, human resource consulting services and risk management. These services are offered by the Company to its clients on a bundled basis, except for health and retirement benefits, which are optional for worksite employees. Staff Leasing provides these services to its clients through the following core activities:

     Payroll administration. As a co-employer, the Company is responsible for payroll administration, which includes recordkeeping, making payroll tax deposits, reporting payroll taxes and related matters. The Company's call center in Bradenton, Florida is staffed by approximately 148 client service representatives and supervisors that are organized into teams. Each team is assigned to serve clients in specific sales branch offices in defined geographical areas. These representatives receive payroll and employee-related information by telephone, interactive voice response, facsimile transmission and via the Internet from clients, and input this data for processing. The call center generally handles more than 30,000 phone calls per week. In 1997, the Company processed approximately 3.6 million payroll checks and, at the end of January, 1998, sent out approximately 230,000 W-2s. The Company expects to add additional call center personnel during 1998 to facilitate service to new clients and worksite employees.

     Risk management. As part of its risk management services, the Company conducts on-site safety inspections for its clients with high-risk profiles to identify potential safety hazards. The Company's safety consultants meet with clients to review their loss history, determine loss exposure, evaluate current controls and recommend additional control options to reduce exposure to loss or worker injury. These safety consultants continue to monitor worksite safety concerns, as needed. The safety consultants are also trained to ensure the proper workers' compensation classification of worksite employees. These risk management services are designed to reduce workers' compensation claims and to reduce other costs arising from workplace injury, such as costs of employee turnover, employee retraining and recruiting and reduced employee morale. As of December 31, 1997, the Company employed 30 safety consultants.

     Liberty Mutual has established a 52-person dedicated claims center which allows a client to report a worksite injury through a toll free number, which eliminates the paperwork burden otherwise associated with claims reporting. This prompt reporting allows the immediate commencement of Liberty Mutual's claims management process, further reducing the cost of the claim. The claims management process conducted at this facility fully integrates managed care and return-to-work activities with the claims adjustment process. See "-- Vendor Relationships".

     Benefits administration. The Company offers to its clients and worksite employees optional health and dental insurance, life insurance, accidental death and dismemberment insurance and long-term disability insurance. In addition, the clients and worksite employees are offered a cafeteria plan which includes a flexible spending account allowing for payment of certain health and dependent care coverages with pre-tax payroll dollars.

     The Company also offers retirement benefits under a multiple employer 401(k) retirement plan for worksite employees, including owners of clients. See "Industry Regulation--Employee Benefit Plans". In addition to the 401(k) retirement plan, the Company also provides numerous benefits administration services to its clients. These services for both health and retirement benefit plans include advice concerning pre- and post-tax payroll deductions, plan eligibility, Code Section 125 and ERISA requirements, Consolidated Omnibus Budget Reconciliation Act of 1987 ("COBRA") benefits for health benefit plans and investment fund choices for retirement benefit plans.

     Unemployment services. The Company's unemployment services department is responsible for processing all unemployment claims related to worksite employees and processes approximately 1,300 unemployment claims each month. Claims which are determined by the Company to be unwarranted are protested by the Company under the appropriate regulatory procedures. The Company also offers employment placement services to unemployed worksite employees and attempts to place such employees who request such services either with other clients or other businesses.

     Human resource consulting services. The Company provides consulting services to assist its clients in the human resource area, including advice concerning appropriate employment-related policies and procedures, such as policies related to vacation, termination, harassment, discrimination, overtime and dress codes. These services are provided by a dedicated team of human resource professionals. The Company provides employment application forms and employee handbooks, which may be customized to suit client needs. The Company conducts seminars for its clients and worksite employees concerning human resource issues, such as interviewing techniques, diversity awareness and sexual harassment training. These services primarily appeal to the Company's larger clients and to those clients in white collar industries.

CLIENTS

     Overview. As of December 31, 1997, Staff Leasing's customer base consisted of over 9,200 client companies with an average of 11.7 employees, with approximately 66% having between five and 99 employees and approximately 33% (accounting for less than 8% of worksite employees) having fewer than five employees. As of December 31, 1997, the Company had clients classified in approximately 643 Standard Industrial Classification ("SIC") codes. Staff Leasing's approximate client distribution, based on 1997 revenues, by major SIC code industry grouping was as follows:

                                                                               PERCENT OF
                                                                 REVENUES        TOTAL
CATEGORY                                                      (IN THOUSANDS)    REVENUES
--------                                                      --------------   ----------
Construction................................................    $  517,721        28.0%
Services(1).................................................       480,799        26.0
Manufacturing...............................................       212,492        11.5
Retail Trade................................................       148,740         8.0
Restaurants.................................................       142,121         7.7
Wholesale Trade.............................................        95,390         5.1
Agriculture(2)..............................................        94,639         5.1
Transportation..............................................        75,910         4.1
Finance/Insurance/Real Estate...............................        60,272         3.3
Other.......................................................        23,164         1.2
                                                                ----------       -----
          Total.............................................    $1,851,248       100.0%
                                                                ==========       =====

---------------

(1) Services consist principally of clients in the following: business services, automotive repair, health services, personal services (e.g., laundry and dry cleaning, beauty and barber shops), hotel and lodging services, engineering, accounting and management services, recreational services, social services and miscellaneous repair services.
(2) Agriculture consists primarily of landscaping and nursery services.

     Client selection and retention strategy. As part of its client selection strategy, the Company offers its services to businesses falling within specified SIC codes and eliminates certain industries with respect to which it cannot, at present, effectively manage the risk of employee injury (such as migratory labor, asbestos removal, logging and oil and gas exploration). All prospective clients are also evaluated individually on the basis of total profitability, including workers' compensation risk and claims history, unemployment history and credit status. With respect to potential clients operating in certain industries believed by the Company to present a level of risk exceeding industry norms, more rigorous approval requirements must be met before the Company enters into a Client Leasing Agreement. This process may include an on-site inspection and review of workers' compensation and unemployment claims experience for the last three years. In addition, under the terms of the Company's agreement with Liberty Mutual, potential clients in certain industries or with historically high workers' compensation insurance claims experience must also be approved by Liberty Mutual before a Client Leasing Agreement is executed.

     The Company's sales force is directed to sell to all businesses within its established workers' compensation risk parameters and receives additional incentives with respect to those businesses that fall within the Company's construction and blue-collar service target markets. Outside of the areas of workers' compensation and group health risk, the Company does not have rigid criteria regarding client selection. The Company takes into account factors such as the size of the client by employee count and payroll volume and the length of time the client has been in business when determining a service fee. The method of payment is affected by the client's credit history. The Company's client base contains significant segments of businesses with fewer than five employees, start-up businesses and small construction businesses that tend to be more unstable and more likely to fail than larger businesses with longer operating histories in less cyclical industries.

     The Company believes that the retention rate of its client base is directly affected by the natural instability in the small to medium-sized business market that it serves. According to the U.S. Small Business Administration, the annual failure rate for all businesses is 14%. The Company's Client Retention Rate increased to 78% in 1997, up from 74% in 1996. In 1995, the Company's Client Retention Rate was 81% and thus the Company believes it has the opportunity to increase its Client Retention Rate. Approximately 44% of the clients that ceased to use the Company's services in 1997 were terminated at the Company's option for reasons that include unacceptable risk, administrative non-compliance and low profitability. An additional 31% ceased to use the Company's services for reasons relating to their business being closed or sold. The Company believes that it has the opportunity to increase the level of retention for the remaining 25% of those clients that stopped using the Company's services for other reasons. The Company has taken actions intended to increase client retention, such as elevating levels of client service in the payroll and benefits areas, improving communication to clients at risk of cancellation and increasing its efforts to retain profitable clients that have indicated they may terminate their relationship with the Company and to recapture profitable clients that no longer use the Company's services.

     Client Leasing Agreement. The Company's policy is for each client to enter into a Client Leasing Agreement. The Client Leasing Agreement provides for an initial one-year term, subject to termination by the Company or the client at any time upon 30 days' prior written notice. After the initial term the contract may be renewed, terminated or continued on a month-to-month basis. In most cases, such contracts are continued on a month-to-month basis. The Company requires the owners of substantially all of its clients to personally guarantee the clients' obligations under the Client Leasing Agreement.

     The service fee charged by the Company is invoiced along with each periodic payroll delivered to the client. The service fee covers the cost of certain employment-related taxes, workers' compensation insurance coverage and administrative and field services provided by Staff Leasing to the client, including payroll administration, recordkeeping and safety, human resource and regulatory compliance consultation. The client's portion of health and retirement benefit plan costs is invoiced separately and is not included in the service fee. The component of the service fee related to administration varies according to the size of the client, the amount and frequency of payroll payments and the method of delivery of such payments. The component of the service fee related to workers' compensation and unemployment insurance is based, in part, on the client's historical claims experience.

     The Company sends worksite employees an employee enrollment package which describes the "at-will" employment relationship of the worksite employees with Staff Leasing. If the Client Leasing Agreement with any client is terminated, the worksite employees of such client are dismissed from employment by Staff Leasing. The worksite employees are informed that if the client fails to pay Staff Leasing for the worksite employees' services, Staff Leasing will only be responsible for the applicable minimum wage (and, if applicable, the legally required overtime pay) for such worksite employees for work performed until such worksite employees receive notice of termination.

     Employment-related liabilities are allocated between the Company and the client pursuant to the Client Leasing Agreement, with the Company assuming responsibility for worksite employee payroll and for compliance with certain employment-related governmental regulations that can be effectively managed away from the client's premises. The client remains responsible for compliance with other employment-related governmental regulations that are more closely related to the daily supervision of worksite employees. Certain responsibilities and liabilities are shared by Staff Leasing and the client where such joint responsibility is appropriate. The following table summarizes the division of applicable responsibilities for regulatory compliance under the Client Leasing Agreement:

              STAFF LEASING                                 CLIENT
              -------------                                 ------
- All rules and regulations governing the  - Occupational Safety and Health Act
  reporting, collection and payment of       ("OSHA") and related or similar
  Federal and state payroll taxes on         Federal, state or local regulations
  wages, including, but not limited to:
  (i) Federal income tax withholding       - Government contracting requirements as
  provisions of the Code; (ii) state         regulated by, including, but not
  and/or local income tax withholding        limited to: (i) Executive Order 11246;
  provisions; (iii) FICA; (iv) FUTA; and     (ii) Vocational Rehabilitation Act of
  (v) applicable state unemployment tax      1973; (iii) Vietnam Era Veterans'
  provisions, including managing claims      Readjustment Assistance Act of 1974;
                                             (iv) Walsh-Healy Public Contracts Act;
- Applicable workers' compensation laws      (v) Davis-Bacon Act; (vi) the Service
  including, all similar, related, or        Contract Act of 1965; and (vii) any and
  like but not limited to: (i) procuring     Federal, state or local laws,
  workers' compensation insurance and        regulations, ordinances and statutes
  completing and filing all required
  reports; and (ii) administering,         - Professional licensing and liability
  managing and otherwise processing            - Fidelity bonding requirements
  claims and related procedures
                                           - Code Sections 414(m), (n) & (o)
- Fair Labor Standards Act ("FLSA")*         relating to client maintained benefit
                                             plans
- COBRA
                                           - Worker Adjustment and Retraining
- Section 1324(b) of the Immigration         Notification Act
  Reform and Control Act (employment
  eligibility verification)                - Laws affecting the assignment and
                                             ownership of intellectual property
- Laws governing the garnishment of          rights but not limited to, inventions,
  wages, including the Consumer Credit       whether patentable or not and patents
  Protection Act, Title III                  resulting therefrom, copyrights and
                                             trade secrets
- All rules and regulations governing
  administration, procurement and payment  - Laws affecting the maintenance, storage
  of all employee benefit plans elected      and disposal of hazardous materials
  by the client or worksite employee
                                           - FLSA*, Title VII (Civil Rights Act of
                                             1964), the Family and Medical Leave Act
                                             of 1993, the Americans with
                                             Disabilities Act, the Age
                                             Discrimination in Employment Act
                                             (including provisions thereunder
                                             relating to client's premises)
                                           - All other Federal, state, county, or
                                             local laws, regulations, ordinances and
                                             statutes which govern the
                                             employer/employee relationship

---------------

* Shared responsibility

     Because Staff Leasing is a co-employer with the client, it is possible that Staff Leasing could incur liability for violation of Federal and state employment-related laws even if it is not responsible for the conduct giving rise to such liability. The Client Leasing Agreement addresses this issue by providing that the Company and the client will indemnify each other for liability incurred to the extent the liability is attributable to conduct by the indemnifying party. Notwithstanding this contractual right to indemnification, it is possible that the Company could be unable to collect on a claim for indemnification and may therefore be ultimately responsible for satisfying the liability in question. See "Risk Factors -- Liabilities for Client and Employee Actions" and "Risk Factors -- Liability for Worksite Employee Payroll and Payroll

Taxes". The Company maintains employer practices liability insurance and general liability insurance in amounts the Company believes are reasonable to protect it against liability as a co-employer.

     Clients are required to pay amounts owed to the Company by check or bank wire or, in some cases, by certified or official bank check, which is delivered to the Company upon delivery of the payroll checks to the client. Although the Company is ultimately liable as a co-employer to pay worksite employees at the applicable minimum wage and overtime rates for work performed, it retains the ability to terminate immediately the Client Leasing Agreement as well as its employment relationship with the worksite employees upon non-payment by a client. The Company manages its exposure for payment of such amounts through this right to terminate, the periodic nature of payroll, client credit checks, owner guarantees and the Company's client selection process. During 1996 and 1997, the Company recorded approximately $651,000 and $820,000, respectively, in bad debt expense (including direct costs and the unpaid portion of the Company's service fee) on revenues of approximately $1.43 billion and $1.85 billion in 1996 and 1997, respectively.

SALES AND MARKETING

     The Company markets its services through a direct sales force of approximately 200 sales employees, as of December 31, 1997. The Company uses a direct sales force that it controls, rather than selling through agents, because this allows the Company to more closely monitor and manage employer-related liabilities assumed with each sale. The Company's sales force is located throughout its 37 branch offices, with four to 12 sales persons located in each branch office. The Company plans to continue adding sales offices, including smaller "spoke" offices that rely on a "hub" office for administrative and management support. These spoke offices will typically be staffed with three to five sales persons. The Company currently has three spoke offices operating in conjunction with larger hub offices.

     The Company seeks to hire sales persons who have five years or more work experience with two years or more sales experience in other business-to-business sales positions. The Company provides at least one month of training for each new sales person in the field, followed by a one week formal training program to familiarize new sales persons with the Company's services, policies and procedures. The Company requires sales persons to undergo training when new services are offered by the Company. The Company's sales persons are compensated by a combination of salary and commissions which, for top producers, exceeds $125,000 in annual compensation.

     Staff Leasing generates sales leads from various sources, primarily referrals from existing clients, which accounted for approximately 57% of the Company's new clients during 1997, and other sources such as direct sales efforts and inquires. Each sales person is required to visit his or her clients periodically in order to maintain an ongoing relationship and to benefit from referrals. In a 1997 survey conducted by an independent market research firm at the Company's direction, 94% of the Company's clients indicated that they would refer a valued business associate to the Company. In order to take advantage of this opportunity, the Company has focused its sales efforts on client referrals and has introduced a new client incentive program to encourage increased referral activity from its clients. The Company also generates sales leads through contacts produced by its telemarketing group, which makes calls to potential clients identified from industry data, purchased lists and other sources.

VENDOR RELATIONSHIPS

     Staff Leasing provides benefits to its worksite employees under arrangements with a number of vendors. The Company's most significant vendor relationships are as follows:

     Workers' Compensation. The Company's workers' compensation coverage is provided by Liberty Mutual, which is the largest workers' compensation insurance carrier in the United States. This program was initiated in March 1994, and renegotiated effective January 1, 1997, to, among other things, reduce rates charged to the Company. The policy provides coverage through December 31, 1999. Staff Leasing is now Liberty Mutual's third largest client for workers' compensation insurance in terms of premiums.

     The Company's arrangement with Liberty Mutual has always provided coverage on a guaranteed cost basis. Amounts due to Liberty Mutual under this arrangement are a fixed percentage of the Company's workers' compensation payroll and are paid on a monthly basis. The Company has no liability in excess of such amounts paid. Payouts on workers' compensation claims can extend for years. With the Liberty Mutual arrangement, the Company's earnings are more predictable, since changes in the frequency of claims do not affect current income and changes in the ultimate severity of incurred claims do not affect future income. However, an increase in the frequency of claims or the severity of incurred claims could adversely affect the Company's ability to negotiate a renewal of the Liberty Mutual policy which currently provides coverage through 1999. Giving effect to two rate reductions effective January 1, 1997 and October 1, 1997, the rate of payment decreased 27.4% for 1997 compared to 1996, even though the mix of clients and worksite employees by industry classification has remained relatively constant. See "-- Client Services -- Risk Management".

     Liberty Mutual has established a 52-person dedicated claims unit adjacent to the Company's corporate headquarters to manage the Company's workers' compensation claims exclusively. The Company, Liberty Mutual and their joint consultant, J&H Marsh & McLennan, worked as a team to design and implement the claims management process conducted at this facility, which fully integrates managed care and return-to-work activities with the claims adjustment process. Working together, Liberty Mutual and the Company are able to provide more cost efficient claims administration and processing and better client service, resulting in a reduction in workers' compensation claims experience, which the Company believes should have a favorable impact on future rates. Approximately 1,000 new claims per month are currently managed at this facility.

     Health Insurance. The Company's group health benefit plans are provided by Blue Cross/Blue Shield of Florida, Blue Cross/Blue Shield of Texas, Blue Cross/Blue Shield of Georgia, HealthPartners of Arizona, Inc. and HealthPartners, Inc. under separate contracts in Florida, Texas, Georgia, Arizona and Minnesota, respectively. Premiums paid by worksite employees, and the portion of premiums, if any, paid by the client, vary depending on the coverage options selected and the place of residence of the worksite employee. The Company's policy with Blue Cross/Blue Shield of Florida is a three-year minimum premium arrangement through December 31, 1999. The administrative costs associated with this policy are fixed for the three-year term and stop loss coverage for 1997 and 1998 is provided at the level of 115% of projected claims. Stop loss coverage per covered employee for 1999 will be established based on claims experience in 1998. Health benefit plans offered in Texas, Georgia, Arizona and Minnesota are guaranteed cost contracts, with the Company's liability capped annually at fixed amounts.

INFORMATION TECHNOLOGY

     The Company has invested and is continuing to invest significant capital and resources in the development and enhancement of its information systems. From 1995 through 1997, the Company invested approximately $20.5 million in its technology infrastructure, including computer hardware and software and telephony. This investment was made to better serve its increasing client base, to maintain a high level of customer service at increasing volumes and to increase operating leverage in its processing operations. See "-- Growth Strategy".

     These systems provide the Company with the capability to promptly and accurately deliver payroll and related services and generate in-depth management reports. The Company's information systems manage all data relating to worksite employee enrollment, payroll processing, benefits administration, management information and other requirements of the Company's operations. The current systems have high volume payroll processing capabilities which allow the Company to produce and deliver payrolls to its clients, each customized to the needs of such clients. Currently, the Company processes approximately 80,000 payroll checks per week.

     The Company is currently converting its payroll processing operations to an ORACLE(R) Human Resource and Payroll application. The Company believes this application is one of the leading payroll applications currently in use. The Company is implementing the new software in a phased approach to assure a smooth transition. Payrolls for approximately 15,500 worksite employees are currently being processed using the new application and it is anticipated that the remainder of the worksite employee base will be converted to this new application by the end of 1998. See "Risk Factors -- Failure to Manage Growth". Other investments in computer hardware, software and telephony have increased the productivity of the Company's call center representatives and enabled the Company to better direct its business through improved management information systems.

     The Company's information technology staff has grown from five persons in 1994 to 39 persons at December 31, 1997, and the Company plans to continue to increase staffing of this department. The Company believes that its information systems are integral in achieving its growth objectives and, as such, the Company intends to continue to invest in its technology infrastructure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

COMPETITION

     The PEO industry is highly fragmented. NAPEO estimates that there are approximately 2,400 companies providing certain levels of PEO services. Most of these companies have limited operations and fewer than 1,000 worksite employees. However, there are several large industry participants, and the Company believes one other competitor had 1997 PEO revenues in excess of $1 billion. The Company considers its primary competition to be PEOs, insurance agents and fee-for-service providers, such as payroll processors and human resource consultants. The market for PEO services is expected to become increasingly competitive as larger companies, some of which have greater financial resources than Staff Leasing and which have not traditionally operated in this industry, enter the market. See "Risk Factors -- Competition and New Market Entrants".

     The key competitive factors in the PEO industry are breadth and quality of services, price, reputation, financial stability, as well as choice, quality and cost of benefits. The Company believes that it competes favorably in these areas.

INTERNAL COMPANY EMPLOYEES

     The Company had 1,004 internal employees as of December 31, 1997. At such date, 462 employees were located at the Company's Bradenton, Florida headquarters. The remaining employees were located in the Company's branch offices. None of the Company's internal employees is a party to a collective bargaining agreement.

FACILITIES

     The Company's operations are conducted from its 97,800 square foot corporate headquarters located in Bradenton, Florida. The Company leases this facility under a lease which expires in December 2005, but which can be renewed, at the option of the Company, for two additional five-year periods.

     The Company also leases space for its 37 branch offices, located in Florida, Georgia, Texas, Arizona and Minnesota. The Company believes that its branch office leases, which generally have terms of three to five years, can either be renewed on acceptable terms or that other, comparable space can be located upon the expiration of any branch office lease without significant additional cost to the Company. The Company considers its facilities to be adequate for its current and prospective operations.

LEGAL PROCEEDINGS

     While the Company is involved from time to time in routine legal matters incidental to its business, there are presently no material legal proceedings pending against the Company.

                              INDUSTRY REGULATION

INTRODUCTION

     The Company's operations are affected by numerous Federal and state laws and regulations relating to employment matters, benefit plans and taxes. By entering into a co-employer relationship with its clients, the Company assumes certain obligations and responsibilities as an employer under these laws. Because many of these Federal and state laws were enacted prior to the development of non-traditional employment relationships, such as PEOs, temporary employment and other employment-related outsourcing arrangements, many of these laws do not specifically address the obligations and responsibilities of non-traditional employers. In addition, the definition of "employer" under these laws is not uniform.

     Some governmental agencies that regulate employment have developed rules that specifically address issues raised by the relationship among PEOs, clients and worksite employees. Existing regulations are relatively new and, therefore, their interpretation and application by administrative agencies and Federal and state courts is limited or non-existent. The development of additional regulations and interpretation of existing regulations can be expected to evolve over time. In addition, from time to time, states have considered, and may in the future consider, imposing certain taxes on gross revenues or service fees of the Company and its competitors. The Company cannot predict with certainty the nature or direction of the development of Federal, state and local regulations or whether any states will impose such taxes. See "Risk Factors -- Possible Adverse Application of Certain Federal and State Laws" and "Risk
Factors -- State Regulation of the PEO Industry".

     The Company believes that its operations are currently in compliance in all material respects with all applicable Federal and state statutes and regulations.

EMPLOYEE BENEFIT PLANS

     The Company's employee benefit plans include a 401(k) retirement plan, a cafeteria plan under Code Section 125, group health plans, a group life insurance plan, a group disability insurance plan and a dependent care spending account plan. Participants in these plans include both the Company's internal employees and worksite employees. Generally, employee benefit plans are subject to certain provisions of the Code and ERISA.

     Effective April 1, 1997, the Company began to offer a new 401(k) retirement plan, designed to be a "multiple employer" plan under Code Section 413(c). This new plan enables owners of clients and highly-compensated worksite employees, as well as highly-compensated internal employees of the Company, to participate. Such persons were excluded from the prior 401(k) retirement plan to avoid issues of discrimination in favor of highly-compensated employees.

     Employer Status. In order to qualify for favorable tax treatment under the Code, the plans must be established and maintained by an employer for the exclusive benefit of its employees. Generally, an entity is an "employer" of certain workers for Federal employment tax purposes if an employment relationship exists between the entity and the workers under the common law test of employment. In addition, the officers of a corporation are deemed to be employees of that corporation for Federal employment tax purposes. The common law test of employment, as applied by the IRS, involves an examination of approximately 20 factors to ascertain whether an employment relationship exists between a worker and a purported employer. That test is generally applied to determine whether an individual is an independent contractor or an employee for Federal employment tax purposes and not to determine whether each of two or more companies is a "co-employer". Substantial weight is typically given to the question of whether the purported employer has the right to direct and control the details of an individual's work.

     The IRS established the Market Segment Study for the purpose of identifying specific compliance issues prevalent in certain segments of the PEO industry. Approximately 70 PEOs have been randomly selected by the IRS for audit pursuant to this program. The Company was not one of the PEOs selected for the audit. One issue that has arisen from these audits is whether a PEO can be a co-employer of worksite employees, including officers and owners of client companies, for various purposes under the Code, including participation in a PEO's 401(k) retirement plan.

     The Company is not able to predict either the timing or the nature of any final decision that may be reached by the IRS with respect to the Market Segment Study and the ultimate outcome of such decisions. Further, the Company is unable to predict whether the Treasury Department will issue a policy statement with respect to its position on these issues or, if issued, whether such a statement would be favorable to the Company. The Company believes that the establishment of its new multiple employer plan under Code Section 413(c) will eliminate the exposure as to future contributions to that plan resulting from an IRS determination that no employer relationship exists between the sponsor of the plan and the plan participants. Since this plan will be co-sponsored by each participating client, the Company believes that even if the IRS were to determine that the worksite employees were not employees of the Company, it could not reach the same conclusion as to the client co-sponsor. However, if an adverse conclusion by the IRS were applied retroactively to disqualify the Company's former 401(k) retirement plan, worksite employees' vested account balances under the former 401(k) retirement plan would become taxable immediately to them, distributions would not qualify for special tax treatment, the Company's tax deductions would only be allowed as matching contributions become vested, the former 401(k) retirement plan's trust would become a taxable trust, and clients would be subject to liability with respect to their failure to withhold and pay taxes applicable to salary deferral contributions by their employees. In such event, the Company would also face the risk of client dissatisfaction and potential litigation. A retroactive application by the IRS of an adverse conclusion would have a material adverse effect on the Company's financial position and results of operations. While the Company believes that a retroactive disqualification is unlikely, there can be no assurance as to the ultimate resolution of these issues by the IRS.

     Employee pension and welfare benefit plans are also governed by ERISA. ERISA defines "employer" as "any person acting directly as an employer, or indirectly in the interest of an employer, in relation to an employee benefit plan". ERISA defines the term "employee" as "any individual employed by an employer". The United States Supreme Court has held that the common law test of employment must be applied to determine whether an individual is an employee or an independent contractor under ERISA. A definitive judicial interpretation of "employer" in the context of a PEO or employee leasing arrangement has not been established.

     If the Company were found not to be an employer for ERISA or Code purposes, its former 401(k) retirement plan would not comply with ERISA and could be subject to retroactive disqualification by the IRS, and the Company's cafeteria, health and other fringe benefit plans could lose their favorable tax status. Clients could be subject to liabilities, including penalties, with respect to the Company's cafeteria plan for the failure to withhold and pay taxes applicable to salary deferral contributions by worksite employees, and worksite employees who are participants in those plans could, for example, be liable for taxes with respect to certain insurance premiums paid with respect to their health plan coverage and with respect to medical cost reimbursement payments under those plans. In addition, clients could become liable for failure to withhold income and payroll taxes, failure to pay social security taxes and failure to report taxable income with respect to such amounts. As a result of such finding, the Company and its plans also would no longer enjoy, with respect to worksite employees, the preemption of state laws provided by ERISA and could be subject to varying state laws and regulation, as well as to claims based upon state common law. Further, in such event, the Company might not be able to develop an alternative method of delivering a comparable level of benefits to worksite employees that would not result in materially increased administrative costs.

FEDERAL EMPLOYMENT TAXES

     As a co-employer, the Company assumes responsibility and liability for the payment of Federal and state employment taxes with respect to wages and salaries paid to worksite employees. There are essentially three types of Federal employment tax obligations: (i) withholding of income tax requirements governed by Code Section 3401, et seq.; (ii) obligations under FICA, governed by Code
Section 3101,
et seq.; and (iii) obligations under the Federal Unemployment Tax Act, governed by Code Section 3301, et seq. Under these Code sections, employers have the obligation to withhold and remit the employer portion and, where applicable, the employee portion of these taxes.

     The Market Segment Study discussed above is examining, among other issues, whether PEOs, such as the Company, are employers of worksite employees under the Code provisions applicable to Federal employment taxes and, consequently, responsible for payment of employment taxes on wages and salaries paid to such worksite employees. Section 3401(d)(1) of the Code, which applies to Federal income tax withholding requirements, contains an exception to the general common law test applied to determine whether an entity is an "employer" for purposes of Federal income tax withholding. Section 3401 (d) (1) states that if the person for whom services are rendered does not have control of the payment of wages, the "employer" for this purpose is the person having control of the payment of wages. The Treasury Regulations issued under Section 3401 (d) (1) state that a third party can be deemed to be the employer of workers under this section for income tax withholding purposes where the person for whom services are rendered does not have legal control of the payment of wages. While Section 3401 (d) (1) has been examined by several courts, its ultimate scope has not been delineated. Moreover, the IRS has to date relied extensively on the common law test of employment in determining liability for failure to comply with Federal income tax withholding requirements.

     Accordingly, while the Company believes that it can assume the withholding obligations for worksite employees, in the event the Company fails to meet these obligations the client may be held jointly and severally liable therefor. While this interpretive issue has not to the Company's knowledge discouraged clients from utilizing the Company's services, there can be no assurance that a definitive adverse resolution of this issue would not do so in the future.

STATE REGULATION

     Florida. In Florida, the Company's PEO operations are licensed under the Florida Employee Leasing Licensing Act of 1991 (the "Florida Licensing Act"). The Florida Licensing Act requires PEOs and their controlling persons to be licensed, mandates reporting requirements and allocates several employer responsibilities. The Florida Licensing Act provides that licenses may not be transferred or assigned and requires prior approval by the Florida Board of Employee Leasing Companies of the acquisition of control of a licensee. The Florida Licensing Act defines "controlling person" as any natural person who possesses the power to direct the management or policies of any employee leasing company, including, but not limited to, control of 50 percent or more of the company's voting securities, general power to endorse negotiable instruments on behalf of the company and authority to enter into contracts with clients on its behalf. The Florida Licensing Act also requires licensed PEOs to submit annual audited financial statements and maintain a tangible accounting net worth and positive working capital. The Florida Licensing Act also requires PEOs to, among other things: (i) reserve the right of direction and control over the leased employees; (ii) enter into a written agreement with the client; (iii) pay wages to the leased employees; (iv) pay and collect payroll taxes; (v) retain authority to hire, terminate, discipline and reassign employees; and (vi) reserve a right to direct and control the management of safety, risk and hazard control at the worksite, including responsibility to promulgate and administer employment and safety policies and to manage workers' compensation claims.

     Texas. The Texas Staff Leasing Act regulates and establishes a legal framework for PEOs in Texas and has requirements similar to those in Florida for a PEO's relationship with its clients. The Texas Staff Leasing Act, which became effective on September 1, 1993, established mandatory licensing for PEOs and expressly recognizes a licensed PEO as the employer of the worksite employee for purposes of the Texas Unemployment Compensation Act. The Texas Staff Leasing Act also provides, to the extent governed by Texas law, that a licensed PEO may sponsor and maintain employee benefit plans for the benefit of worksite employees. In addition, the Texas Staff Leasing Act not only provides that a PEO may elect to obtain workers' compensation insurance coverage for its worksite employees but also provides that, for workers' compensation insurance purposes, a licensed PEO and its client are treated as co-employers. In order to obtain a license, applicants must undergo a background check, demonstrate a history of good standing with tax authorities and meet certain capitalization requirements that increase with the number of worksite employees employed. The Texas Staff Leasing Act specifies that the Texas Department of Licensing and Regulation ("TDLR") is responsible for enforcement of the Texas Staff Leasing Act and TDLR has adopted regulations under the Texas Staff Leasing Act. The Texas Staff Leasing Act provides that licenses are not assignable and that the addition of new controlling persons of a licensee requires approval by the TDLR. The Texas Staff Leasing Act defines "controlling persons" as officers, directors and owners of 25 percent or more of the voting securities of an employee leasing company that is a corporation, general partners of an employee leasing company that is a partnership and individuals possessing authority to direct an employee leasing company's management or policy or to enter into contracts with clients on its behalf.

     Other States. While many states do not explicitly regulate PEOs, 18 states, including Florida, Texas and Minnesota, have passed laws that have licensing or registration requirements for PEOs and several states are considering such regulation. See "Risk Factors--State Regulation of the PEO Industry". Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs. In addition to holding a license in Florida, Texas and Minnesota, the Company holds licenses or is registered or is otherwise compliant in 12 other states. Whether or not a state has licensing, registration or other compliance requirements, the Company faces a number of other state and local regulations that could impact its operations. The Company's objective is to establish strong working relationships with state regulatory authorities in states where it operates and the Company believes that to date it has been able to do so.

                                   MANAGEMENT

     The Company's Board of Directors currently has eight members. In accordance with the Articles of Incorporation of the Company, the members of the Board of Directors are divided into three classes and are elected for a term of office expiring at the third succeeding annual shareholders' meeting following their election to office or until a successor is duly elected and qualified. The Articles of Incorporation also provide that such classes shall be as nearly equal in number as possible. The terms of office of the Class I, Class II and Class III directors expire at the annual meeting of shareholders in 2000, 1999 and 1998, respectively.

     The following table sets forth certain information on the directors, director nominees and executive officers of the Company as of March 29, 1998:

                                                                                               DIRECTOR
NAME                                        AGE   POSITION                                      CLASS
----                                        ---   --------                                     --------
Charles S. Craig(1)(3)(4)(5)..............  47    Chairman of the Board and Chief Executive        I
                                                    Officer
Richard A. Goldman(5)(6)..................  41    President and Director Nominee
John E. Panning(5)(6).....................  47    Chief Financial Officer and Director
                                                    Nominee
John Bilchak, Jr..........................  50    Senior Vice President, Benefits and Risk
                                                    Management
Joyce Lillis McGill.......................  51    Senior Vice President, Sales
George B. Beitzel(1)(2)(3)................  69    Director                                         I
Ronald V. Davis(1)(2)(4)..................  51    Director                                         I
Melvin R. Laird(2)(3).....................  75    Director                                        II
James F. Manning(6).......................  68    Director                                       III
William J. Mullis(6)......................  50    Director                                       III
Elliot B. Ross(4).........................  52    Director                                        II
David T.K. Sarda(6).......................  37    Director                                       III

---------------

(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Member of the Nominating Committee.
(5) Member of the Office of the Chairman.
(6) The terms of office of James F. Manning, William J. Mullis and David T.K. Sarda as Class III Directors expire on the date of the Company's next annual meeting of shareholders to be held on May 26, 1998. Richard A. Goldman and John E. Panning have been nominated by the Board of Directors of the Company as Class III directors to fill two of the vacancies created by such expiring terms.

     Charles S. Craig has served as Chairman of the Board of Directors since November 1993. He assumed the additional position of Chief Executive Officer in July 1995. He currently serves as Chairman of the Executive Committee and a member of the Compensation and Nominating Committees of the Board of Directors. Mr. Craig has been a Managing Director of Craig Capital Corporation ("Craig Capital") since 1988 and Chairman of CSG, Inc., the general partner of TCOM, LP, since 1989. An investor group organized by Craig Capital acquired Staff Leasing in 1993. He has served on the boards of directors of CP Industries, Inc., Curtis Industries, Inc., Sinclair & Valentine, LP (Chairman), Schuylkill Metals Corporation and NASCO, Inc. Mr. Craig holds B.A., M.A. and J.D. degrees from Brown University, Cambridge University, and University of Michigan Law School, respectively.

     Richard A. Goldman has served as President and been a member of the three-person Office of the Chairman since January 1997. Mr. Goldman served as Senior Vice President of Risk Management and General Counsel of Staff Leasing from July 1995 to January 1997. In May 1997, Mr. Goldman was appointed by Governor Lawton Chiles to Florida's Board of Employee Leasing and became chairman of that board in February 1998. Before joining Staff Leasing, Mr. Goldman was a partner in the New York office of Dechert Price & Rhoads from April 1993 to July 1995. Mr. Goldman holds a B.A. degree from Princeton University and a J.D. degree from Stanford University Law School.

     John E. Panning has served as Chief Financial Officer and been a member of the three-person Office of the Chairman since January 1997. From August 1996 to December 1996, he served as Senior Vice President of Finance of Staff Leasing. Mr. Panning served as Senior Vice President of Sales of Staff Leasing from January 1995 to July 1996. Before joining Staff Leasing, Mr. Panning served as Chief Financial Officer of CityForest Corporation from March 1993 to November 1994; Chief Financial Officer of Sinclair & Valentine, LP, from 1985 to 1990; and as Group Vice President of the Commercial & Packing Division of Flint Ink Corporation from January 1991 to September 1992. Mr. Panning received B.S. and M.B.A. degrees from the University of Minnesota.

     John Bilchak, Jr. has been Senior Vice President, Benefits and Risk Management since January 1997. Mr. Bilchak served as Vice President, Benefits from January 1996 to December 1996. Prior to joining Staff Leasing, Mr. Bilchak served as a principal with Towers Perrin from June 1992 to January 1996 and as a Principal with William M. Mercer, Inc. from 1981 to June 1992. Mr. Bilchak holds B.A. and M.B.A. degrees from The Ohio State University.

     Joyce Lillis McGill has been Senior Vice President, Sales of Staff Leasing since March 1997. She previously served in various positions for Compaq Computer Corporation, and was employed by that company as Vice President Eastern Region from April 1996 until becoming employed by the Company. From February 1993 until April 1996, she was Regional Director of Sales, Service & Operations, Northeast Region for Compaq and from July 1988 to February 1993 served as Area Sales Manager for Compaq. Ms. McGill attended Somerset College.

     George B. Beitzel has served as a director of the Company since November 1993. He currently serves as Chairman of the Audit and Compensation Committees of the Board of Directors and as a member of the Executive Committee. Mr. Beitzel is currently Chairman of the Board of the Colonial Williamsburg Foundation and a director of Bankers Trust New York Corporation, Bitstream, Inc., Computer Task Group, Inc., Phillips Petroleum Company, Rohm & Haas Company, TIG Holdings, Inc., and Xillix Technologies Corp.

     Ronald V. Davis has been a member of the Board of Directors of Staff Leasing since November 1993 and serves as Chairman of the Board's Nominating Committee and as a member of the Audit and Executive Committees. Mr. Davis is currently Chairman of Davis Capital LLC. Mr. Davis served as President and Chief Executive Officer of the Perrier Group of America, Inc. from January 1992 to December 1995. Mr. Davis is also a director of Celestial Seasonings, Inc. and Franchise Mortgage Acceptance Company.

     Melvin R. Laird has served as a director of Staff Leasing since February 1997 and is a member of the Audit Committee and the Compensation Committee. Former nine-term member of the United States Congress, Secretary of Defense and Counselor to the President of the United States, Mr. Laird is currently Senior Counselor for National and International Affairs of the Reader's Digest, a member of the board of directors of Reader's Digest Association, Inc. and a member of the Public Oversight Board for the Accounting Profession for SEC registrants.

     James F. Manning has served as a director of the Company since July 1995. From January 1997 to December 1997, he served as Vice Chairman of the Board of Staff Leasing. Mr. Manning served as President of Staff Leasing from July 1995 to December 1996. He also served as Vice President and Chief Information Officer from May 1995 to June 1995 and as a consultant to the Company from January 1995 to April 1995. Prior to joining Staff Leasing, Mr. Manning was a business consultant from January 1987 to April 1995.

     William J. Mullis was a founder of the Predecessor, which commenced operations in 1984. He has served as a director of Staff Leasing since November 1993. Since January 1992, Mr. Mullis has been employed by and is the owner of Associated Automotive, Inc.

     Elliot B. Ross has been a director of Staff Leasing since March 1994 and serves as a member of the Nominating Committee of the Board of Directors. He is currently President of Ross Consulting, Inc., a management consulting firm established in 1989. He was employed by ESSEF Corporation from February 1994 to December 1997, where he served as Chief Operating Officer. Prior to his employment with ESSEF Corporation, Mr. Ross was Co-Chairman of Inverness Castings Group from January 1988 to January 1994 and a partner at McKinsey & Company.

     David T.K. Sarda has served as a director of Staff Leasing since November 1993. Mr. Sarda is currently President of Sardaco Holdings Corporation and is a director of Sardaco Holdings Corporation and Cordena Call Management B.V. He is also a member of the Finance Committee, Treasurer and a member of the Board of Directors of The Whitby School. Mr. Sarda was a Managing Director of Craig Capital from May 1989 until January 1997.

BOARD COMMITTEES

     The Board of Directors has appointed an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee. The membership of such committees is indicated by the footnotes to the table above. The Executive Committee has and may exercise all of the powers and authority of the Board of Directors of the Company during the periods between regularly scheduled Board meetings to the fullest extent permitted under the bylaws of the Company and the Florida Act. The Audit Committee reviews the scope and results of the annual audit of the Company's consolidated financial statements conducted by the Company's independent accountants, the scope of other services provided by the Company's independent accountants, proposed changes in the Company's financial and accounting standards and principles, and the Company's policies and procedures with respect to its internal accounting, auditing and financial controls, and makes recommendations to the Board of Directors on the engagement of the independent accountants, as well as other matters which may come before it or as directed by the Board of Directors. The Compensation Committee administers the Company's compensation programs, including the Staff Leasing, Inc. 1997 Stock Incentive Plan, and performs such other duties as may from time to time be determined by the Board of Directors. The Nominating Committee is responsible for nominating candidates for election to the Board of Directors of the Company.

BOARD COMPENSATION

     Non-management directors of the Company are paid an annual fee of $10,000. Upon consummation of the Company's initial public offering, each non-management director was granted an option to purchase 2,000 shares of Common Stock at an exercise price equal to the initial price to the public of shares in the initial public offering ($17.00). These options vest in three equal annual installments beginning in June 1999 and have ten-year terms.

EXECUTIVE COMPENSATION

     The following table sets forth in summary form all compensation paid or accrued by the Company for services rendered in all capacities to the Company by the Chief Executive Officer and its other five most highly compensated executive officers (collectively, the "Named Executive Officers") for the years indicated:

                                                                                          LONG-TERM
                                                                                         COMPENSATION
                                                                            --------------------------------------
                                ANNUAL COMPENSATION                            RESTRICTED         NUMBER OF SHARES
                             --------------------------    OTHER ANNUAL          STOCK               UNDERLYING
NAME AND PRINCIPAL POSITION  YEAR    SALARY     BONUS     COMPENSATION(1)      AWARDS(2)          OPTIONS GRANTED
---------------------------  ----   --------   --------   ---------------   ----------------      ----------------
Charles S. Craig(3).......   1997   $166,667   $200,000                                                45,000
  Chief Executive Officer    1996                            $885,000
Richard A. Goldman........   1997    152,077    133,650                                                30,000
  President                  1996    131,976     74,250        12,475(4)        $66,595(5)(6)
John E. Panning...........   1997    152,077    133,650                                                30,000
  Chief Financial Officer    1996    132,000     74,250                          66,595(6)(7)
John Bilchak, Jr.(8)......   1997    123,077     99,000                                                25,000
  Senior Vice President --
    Benefits and Risk
    Management
Joyce Lillis McGill.......   1997    111,862     82,500        35,741(4)        262,873(6)(9)          20,000
  Senior Vice President --
    Sales
James F. Manning..........   1997    168,599    105,000
  Vice Chairman              1996    194,131    124,000

---------------

(1) Does not include perquisites and other personal benefits, securities or property which do not aggregate in excess of the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the Named Executive Officer.
(2) All long-term compensation identified in this column arises under the Company's restricted equity plan (the "Restricted Equity Plan"). The Restricted Equity Plan allowed the Company to issue the equivalent of shares of Common Stock to its senior executive officers holding positions of Vice President or above. See "Certain Transactions". No awards were made under this plan after January 31, 1997.
(3) In 1996. the Company paid to Craig Capital management fees of $375,000 and consulting fees of $510,000 in connection with the Company's 1996 private placement. Because Mr. Craig is sole shareholder of Craig Capital, these amounts are included as compensation to Mr. Craig in 1996 in this table. Effective March 1997, the Company discontinued the payment of management fees to Craig Capital and employed Mr. Craig at an annual base salary of $200,000.
(4) Relocation expense reimbursement
(5) Mr. Goldman was issued the equivalent of 31,120 shares on December 31, 1996 pursuant to the Restricted Equity Plan, which vest 25% per year on the anniversary date of the original issuance. The Company also issued to Mr. Goldman the equivalent of 203,932 shares on June 1, 1995 pursuant to the Restricted Equity Plan. These shares were subject to the following vesting schedule: 20% vested on June 1, 1995; 20% vested on June 1, 1996; 30% vested on June 1, 1997; and 30% vesting on June 1, 1998. The remaining restricted portion of these issuances as of December 31, 1997 was 84,520 shares, valued at $1,595,307.
(6) Values of restricted equity before the Company's initial public offering are based on an independent third party appraisal.
(7) Mr. Panning was issued the equivalent of 31,120 shares on December 31, 1996 pursuant to the Restricted Equity Plan which vest 25% per year on the anniversary date of the original issuance. The Company also issued to Mr. Panning the equivalent of 299,171 shares on January 1, 1995 pursuant to the Restricted Equity Plan. These shares vest 25% per year on the anniversary date of the original issuance. The remaining restricted portion of these issuances as of December 31, 1997 was 172,926 shares, valued at $3,263,978.
(8) The Company issued to Mr. Bilchak the equivalent of 55,159 shares on January 15, 1996, and 31,120 shares on December 31, 1996, pursuant to the Restricted Equity Plan, which vest 25% per year on the anniversary date of the original issuances. The remaining restricted portion of these issuances as of December 31, 1997, was 64,709 shares valued at $1,221,387 as of December 31, 1997.
(9) The Company issued Ms. McGill the equivalent of 104,574 shares on January 31, 1997, pursuant to the Restricted Equity Plan, which vest 25% per year on the anniversary dates of the original issuance. All of these shares were restricted as of December 31, 1997, valued at $1,973,834.

STOCK INCENTIVE PLAN

     The Company maintains the Staff Leasing, Inc. 1997 Stock Incentive Plan (the "Incentive Plan"). The Board of Directors has reserved 2,500,000 shares of Common Stock for issuance pursuant to awards that may be made under the Incentive Plan, subject to adjustment as provided therein. Awards under the Incentive Plan are determined by the Compensation Committee of the Board of Directors (the "Committee"). Key employees, officers, directors and consultants of the Company or an affiliate are eligible for awards under the Incentive Plan. The Incentive Plan permits the Committee to make awards of shares of Common Stock, awards of derivative securities related to the value of the Common Stock and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis, or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. The Incentive Plan permits the Committee to make awards of a variety of equity-based incentives, including (but not limited to) stock awards, options to purchase shares of Common Stock and to sell shares of Common Stock back to the Company, stock appreciation rights, so-called "cash-out" or "limited stock appreciation rights" (which the Committee may make exercisable in the event of certain changes in control of the Company or other events), phantom shares, performance incentive rights, dividend equivalent rights and similar rights (together, "Stock Incentives"). The number of shares of Common Stock as to which a Stock Incentive is granted and to whom any Stock Incentive is granted, and all other terms and conditions of a Stock Incentive, is determined by the Committee, subject to the provisions of the Incentive Plan. The terms of particular Stock Incentives may provide that they terminate or accelerate, among other reasons, upon the holder's termination of employment or other status with respect to the Company and any affiliate, upon a specified date, upon the holder's death or disability, or upon the occurrence of a change in control of the Company. Stock Incentives may also provide for exercise, conversion or settlement rights in favor of a holder's estate or personal representative in the event of the holder's death or disability. At the Committee's discretion, Stock Incentives that are held by an employee who suffers a termination of employment may be cancelled, accelerated, paid or continued, subject to the terms of the applicable Stock Incentive agreement and to the provisions of the Incentive Plan. Stock Incentives generally are not transferable or assignable during a holder's lifetime. The plan does not restrict the exercise or other price at which awards may be made.

     The maximum number of shares of Common Stock with respect to which options or stock appreciation rights may be granted during any fiscal year of the Company as to certain eligible recipients shall not exceed 100,000, to the extent required by Section 162(m) of the Code for the grant to qualify as qualified performance based compensation.

     The number of shares of Common Stock reserved for issuance in connection with the grant or settlement of Stock Incentives or to which a Stock Incentive is subject, as the case may be, and the exercise price of each option are subject to adjustment in the event of any recapitalization of the Company or similar event, effected without the receipt of consideration. In the event of certain corporate reorganizations and similar events, Stock Incentives may be substituted, cancelled, accelerated, cashed-out or otherwise adjusted by the Committee, provided such adjustment is not inconsistent with the express terms of the Incentive Plan or the applicable Stock Incentive Agreement.

     The following table shows stock option grants during 1997 to the Named Executive Officers:

                                                    % OF TOTAL
                                      NUMBER OF   OPTIONS GRANTED   EXERCISE                 VALUE AT
                                       OPTIONS    TO EMPLOYEES IN   PRICE PER   EXPIRATION    GRANT
NAME                                   GRANTED         1997           SHARE        DATE      DATE(1)
----                                  ---------   ---------------   ---------   ----------   --------
Charles S. Craig....................   22,500                        $17.00       6/25/07    $190,040
                                       22,500           6.6%          18.06      12/17/07     201,917
Richard A. Goldman..................   15,000                         17.00       6/25/07     126,693
                                       15,000           4.4           18.06      12/17/07     134,612
John E. Panning.....................   15,000                         17.00       6/25/07     126,693
                                       15,000           4.4           18.06      12/17/07     134,612
John Bilchak, Jr....................   15,000                         17.00       6/25/07     126,693
                                       10,000           3.7           18.06      12/17/07      89,741
Joyce Lillis McGill.................   10,000                         17.00       6/25/07      84,462
                                       10,000           2.9           18.06      12/17/07      89,741
James F. Manning....................       --            --              --            --

---------------

(1) The value of the option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%, expected volatility of 42%; risk-free interest rate of 5.66%; and expected life of six years.

INDEMNIFICATION ARRANGEMENTS

     The Company has entered into indemnification agreements pursuant to which it has agreed to indemnify certain of its directors and officers against judgments, claims, damages, losses and expenses incurred as a result of the fact that any director or officer, in his capacity as such, is made or threatened to be made a party to any suit or proceeding. Such persons will be indemnified to the fullest extent now or hereafter permitted by the Florida Act. The indemnification agreements also provide for the advancement of certain expenses to such directors and officers in connection with any such suit or proceeding. The Company's Articles of Incorporation and Bylaws provide for the indemnification of the Company's directors and officers to the fullest extent permitted by the Florida Act. See "Description of Capital Stock -- Special Provisions of the Articles of Incorporation and Bylaws".

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of March 31, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by:
(i) each of the Named Executive Officers; (ii) each of the Company's directors;
(iii) all executive officers and directors of the Company as a group; (iv) each other person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of the Common Stock; and (v) each Selling Shareholder, as if the Underwriters' over-allotment option is exercised in full.

                                  SHARES BENEFICIALLY      SHARES BEING OFFERED     SHARES BENEFICIALLY
                                         OWNED                FOR PURCHASE,           OWNED AFTER THE
                                   PRIOR TO OFFERING         INCLUDING THOSE             OFFERING
                                  --------------------     OFFERED IN THE OVER-     -------------------
NAME OF BENEFICIAL OWNER            NUMBER     PERCENT       ALLOTMENT OPTION        NUMBER     PERCENT
------------------------          ----------   -------   ------------------------   ---------   -------
Charles S. Craig(1).............   5,546,834     23.6%            554,683           4,992,151     21.1%
Banque Paribas(2)...............   2,975,880     12.0             412,145           2,563,735     10.4
William J. Mullis(3)............   1,984,155      8.4             984,155           1,000,000      4.2
David T. K. Sarda(4)............   1,030,121      4.4             120,121             910,000      3.8
Ronald V. Davis(5)..............     500,207      2.1              76,000             424,207      1.8
George B. Beitzel(6)............     451,227      1.9              67,685             383,542      1.6
Stanley Rumbough, Jr. ..........     436,320      1.9              65,500             370,820      1.6
James F. Manning(7).............     370,769      1.6              56,000             314,769      1.3
John E. Panning(8)..............     323,373      1.4              65,000             258,373      1.1
Richard A. Goldman(9)...........     312,662      1.3              35,000             277,662      1.2
U.S. Growth Fund Partners, CV...     276,483      1.2              56,483             220,000        *
David A. Varnadore..............     240,537      1.0             125,000             115,537        *
John L. Sabre...................     233,409        *              34,387             199,022        *
Paul L. Maddock, Jr. ...........     230,000        *              29,000             201,000        *
Lisa D. Richardson Revocable
  Living Trust..................     208,856        *             108,856             100,000        *
Robert H. Flint.................     208,773        *              25,000             183,773        *
Bitco International Inc. .......     184,230        *             184,230                   0        *
Seagrape, L.P...................     164,075        *              25,000             139,075        *
Jules T. Kortenhorst............     141,932        *              35,000             106,932        *
N.C. Rumbough...................     107,900        *              50,000              57,900        *
Pilgrim Prime Rate Trust........     106,902        *              53,451              53,451        *
Joyce Lillis McGill.............     104,574        *              10,000              94,574        *
M.L.S. Craig....................     104,387        *              15,000              89,387        *
John Bilchak, Jr. ..............     101,871        *              20,000              81,871        *
Ram M. Sarda....................      88,295        *               2,250              86,045        *
John C. Whitney(10).............      68,856        *              68,856                   0        *
Massimo Ferragamo...............      62,038        *               9,306              52,732        *
Jonathan Fauver.................      62,038        *               6,200              55,838        *
Rughnath B. Sarda...............      60,062        *              10,000              50,062        *
Anthony Miller(11)..............      58,233        *              28,233              30,000        *
Evangeline M. Sarda.............      52,536        *              12,931              39,605        *
Maya M. Sarda...................      52,536        *              12,000              40,536        *
Elliot B. Ross..................      51,851        *                   0              51,851        *
Anthony M. Danon................      47,839        *               3,750              44,089        *
W. Bradley Hall.................      44,282        *              40,000               4,282        *
Trust FBO John Laird............      42,037        *               7,500              34,537        *
Trust FBO Alison Large..........      42,037        *               7,500              34,537        *
Trust FBO Kim Dalgleish.........      42,037        *               7,500              34,537        *
Trust FBO David Laird...........      42,037        *               7,500              34,537        *
Breydon Ltd. ...................      40,811        *              15,000              25,811        *

                                  SHARES BENEFICIALLY      SHARES BEING OFFERED     SHARES BENEFICIALLY
                                         OWNED                FOR PURCHASE,           OWNED AFTER THE
                                   PRIOR TO OFFERING         INCLUDING THOSE             OFFERING
                                  --------------------     OFFERED IN THE OVER-     -------------------
NAME OF BENEFICIAL OWNER            NUMBER     PERCENT       ALLOTMENT OPTION        NUMBER     PERCENT
------------------------          ----------   -------   ------------------------   ---------   -------
Tish Beitzel Vrendenburgh.......      36,694        *               5,497              31,197        *
Katherine W. Manning............      34,490        *               3,000              31,490        *
Waveland Partners, L.P. ........      27,235        *              27,235                   0        *
Robert W. Manning...............      27,172        *               4,000              23,172        *
James F. Manning IV.............      27,172        *               2,000              25,172        *
M. Susan Dupper(12).............      21,309        *               5,351              15,958        *
Brendan J. Skislock.............      16,881        *               2,000              14,881        *
CDG, LLC........................      14,317        *               8,317               6,000        *
F. Harlan Batrus................      13,805        *               5,000               8,805        *
Thomas A. Shehan................      10,437        *               1,500               8,937        *
Double Black Diamond I, LLC.....      10,374        *               5,000               5,374        *
Richard O. Bibler...............      10,333        *               2,500               7,833        *
Moira Skislock..................       8,753        *                 832               7,921        *
Christopher P. Marshall.........       6,820        *                 600               6,220        *
Pollack Family Trust............       6,691        *               4,191               2,500        *
Joseph A. Gulash, Jr............       4,832        *                 832               4,000        *
Barbara Skislock................       4,701        *                 500               4,201        *
Rory Skislock...................       4,701        *                 500               4,201        *
Hallock Corporation.............       3,345        *                 345               3,000        *
Bruce Pollack...................       3,345        *                 345               3,000        *
Sam Shimer......................       2,676        *               1,338               1,338        *
Barbara Kelly...................       2,058        *                 400               1,658        *
Eunice Becker...................       1,372        *                 372               1,000        *
Marci Morelli...................       1,372        *                 372               1,000        *
Wendi Becker Hoak...............       1,372        *                 172               1,200        *
Robert Bergmann.................       1,338        *               1,338                   0        *
Norman Chirite..................       1,338        *               1,338                   0        *
Jonathan Kagan..................       1,338        *               1,338                   0        *
Jonathan Kagan, as Custodian for
  Philip Kagan..................       1,338        *               1,338                   0        *
Jonathan Kagan, as Custodian for
  Victoria Kagan................       1,338        *               1,338                   0        *
Scott Perekslis.................       1,338        *               1,338                   0        *
Paul J. Zepf....................       1,338        *               1,338                   0        *
Trent Stedman...................         402        *                 402                   0        *
Melvin R. Laird(13).............          --        *                  --                  --        *
Executive Officers and Directors
  as a group (12 persons)(14)...  10,777,644     45.8           1,988,644           8,789,000     37.1

---------------

  *  Less than one percent.
 (1) Mr. Craig's address is 600 301 Boulevard West, Suite 202, Bradenton, Florida 34205. Includes 22,162 shares owned by the Charles S. Craig Rollover IRA, 10,894 shares owned by the SEP Plan of Charles Craig, 924,074 shares owned by the 11/24/87 Trust FBO KC Craig and 924,074 shares owned by the 12/17/86 Trust FBO NH Craig. Also includes 200,000 shares held by C.S. Craig Family Foundation, Inc., of which Mr. Craig is President.
 (2) The address of Banque Paribas is Equitable Tower, 787 7th Avenue, New York, New York 10019. Includes warrants to purchase 1,198,033 shares owned by Paribas Principal Incorporated, warrants to purchase 137,329 shares owned by Paribas North America, Inc. and 1,640,518 shares owned by Banque Paribas.

 (3) The address of Mr. Mullis is 1801 13th Avenue East, Bradenton, Florida 34208. Includes 1,566,422 shares owned by the William J. Mullis Grantor Trust, 417,733 shares owned by the William J. Mullis Grantor Annuity Trust. Does not include 208,856 shares owned by Lisa Dawn Richardson, the adult child of Mr. Mullis.
 (4) Includes 99,314 shares and warrants to purchase 16,216 shares owned by the IRA for David Sarda SEP, 359,214 shares owned by Professional Employer Investments, Inc., 184,613 shares owned by Aileen Sarda and 68,420 shares owned by the Sarda Family Trust.
 (5) Includes 500,207 held by Davis Capital, LLC.
 (6) Includes 151,726 shares owned by Mary L. Beitzel, 125,052 shares owned by the Mary L. Beitzel Grantor Trust and 125,052 shares owned by the George Beitzel Grantor Trust. Does not include 36,694 shares owned by Tish Beitzel Vredenburgh, the adult child of Mr. Beitzel.
 (7) Includes 104,491 shares owned by Joan M. Manning and 121,278 shares owned by the Manning Charitable Remainder Trust. Excludes 7,318 shares owned by the Trust FBO Carey M. Dunne, 7,318 shares owned by the Trust FBO Oliver Dunne, 7,318 shares owned by the Trust FBO Eliza Dunne, 7,318 shares owned by the Trust FBO Allison P. Manning, 7,318 shares owned by the Trust FBO James F. Manning V, 7,318 shares owned by the Trust FBO Reid M. Manning, 7,318 shares owned by the Trust FBO Colton J. Manning, 12,536 shares owned by K. M. Manning, 12,536 shares owned by J. F. Manning IV and 12,536 shares owned by R. M. Manning, the adult children of Mr. Manning, with respect to all of which shares Mr. Manning disclaims beneficial ownership.
 (8) Includes 320,629 shares held by John E. Panning Intangible Asset Management Trust, 1,372 shares owned by Alyssa W. Panning and 1,372 shares owned by Rachael Panning.
 (9) Includes 257,868 shares held by Richard A. Goldman Intangible Asset Management Trust, 26,965 shares owned by the Trust FBO Zachary I. Goldman and 26,965 shares owned by the Trust FBO Zoe A. Goldman.
(10) Includes 9,230 shares owned by the Whitney Family Trust.
(11) Includes 28,617 shares owned by the Anthony M. Miller Limited Partnership.
(12) Includes warrants to purchase 675 shares.
(13) Excludes 42,037 shares owned by the Trust for Lifetime Benefit of John Laird, 42,037 shares owned by the Trust for Lifetime Benefit of Alison Large, 42,037 shares owned by the Trust for Lifetime Benefit of K. Dalgleish and 42,037 shares owned by the Trust for Lifetime Benefit of David Laird, with respect to all of which Mr. Laird disclaims beneficial ownership.
(14) See footnotes 1 through 13 above.

                              CERTAIN TRANSACTIONS

     The Company paid $375,000 and $66,667 to Craig Capital in 1996 and 1997, respectively, for management services rendered. The Company terminated this arrangement effective March 1997 and currently employs Charles S. Craig at an annual base salary of $200,000. Mr. Craig is entitled to receive an annual bonus in an amount determined by the Compensation Committee in its discretion. In addition, the Company paid consulting fees to Craig Capital of $510,000 in connection with the 1996 private placement made by the Company. As part of the Reorganization Mr. Craig granted the Company an option to acquire all of the capital stock of Staff Acquisition, the sole general partner of the Partnership and each of the OLPs, in exchange for 417,900 shares of Common Stock. On September 30, 1997, the Company exercised this option. See "The Reorganization". Mr. Craig is the sole shareholder and a Managing Director of Craig Capital. During 1996, David T.K. Sarda was also a Managing Director of Craig Capital.

     The Company leases vehicles from Associated Automotive, Inc. which is owned by William J. Mullis. The aggregate payment under these leases amounted to approximately $433,000 in 1996 and $270,000 in 1997. The Company believes that these leases are on terms no less favorable to the Company than could be obtained from unaffiliated third parties. In connection with the acquisition of the Predecessor by the Company in November 1993, the Company entered into a five-year agreement with Mr. Mullis providing for annual payments of $312,000 and a five-year agreement related to promotional activities, which provides for annual payments of $50,000 per year to a company owned by Mr. Mullis.

     On August 30, 1996, the Company repurchased Common Interests from Mr. Mullis for $2,700,000 in cash and the issuance of $6,300,000 in Class B Interests. On May 30 and July 1, 1997 the Company redeemed the Class B Interests owned by each of Mr. Mullis and David A. Varnadore, a former executive officer of the Company, pursuant to the terms of such interests, for an aggregate redemption amount, including preferred return, of approximately $6.6 million and $165,000, respectively.

     The Company's Restricted Equity Plan allowed the Company to issue, from time to time, Common Interests to its executive officers holding positions of Vice President and above. The purchase price of these Common Interests was determined on the basis of the original purchase price of the Common Interests in the transaction in which the assets of the Predecessor were acquired by the Company. The Company loaned the purchase price of these Common Interests to the participants in the plan on a recourse basis and at the rate upon which interest is imputed under the Code. The Common Interests issued under the Restricted Equity Plan are subject to a pledge to the Company as long as such loans remain outstanding. These Common Interests are subject to forfeiture restrictions, which allow the Company to repurchase the "unvested" portion of these interests at a formula price upon termination of employment of the executive. Subsequent to July 18, 1995, the Common Interests issued pursuant to the Restricted Equity Plan vested 25% on each anniversary date of the original date of issuance. The Restricted Equity Plan was terminated on February 28, 1997, provided that shares of Common Stock issued in the Reorganization with respect to those Common Interests issued pursuant to the plan remain subject to its terms.

     As part of the Company's Restricted Equity Plan, the Company loaned the following amounts to the individuals listed below:

          In January 1995, the Company issued to John E. Panning a 1.5% Common Interest in accordance with the Restricted Equity Plan. The Company loaned him $95,227 at an interest rate of 7.7% to finance this purchase. This loan was repaid in full in July 1995.

          In June 1995, the Company issued to James F. Manning, Richard A. Goldman and John Whitney, Jr. (who served as a Senior Vice President of the Company until May 20, 1997) a 1.0% Common Interest, a 1.0% Common Interest, and a 0.6% Common Interest, respectively, in accordance with the Restricted Equity Plan. The Company loaned them $63,480, $63,469 and $39,678, respectively, at an interest rate of 6.60% per annum to finance these purchases. The loan to Mr. Goldman was repaid in full in July 1997.

          In August 1995, the Company promoted Mr. Manning to President and issued an additional 1.0% Common Interest to him in accordance with the Restricted Equity Plan. The Company loaned him an additional $69,040 at an interest rate of 5.91% to finance this purchase. The aggregate loans to Mr. Manning were repaid in full in June 1997.

          In January 1996, the Company issued to John Bilchak Jr. a 0.3% Common Interest in accordance with the Restricted Equity Plan. The Company loaned him $18,986 at an interest rate of 6.06% to finance this purchase. In May 1997, this loan was repaid in full.

          In April 1996, the Company loaned Mr. Bilchak, Mr. Goldman, and Mr. Whitney $31,750, $82,500 and $131,000, respectively, at an interest rate based on the Company's bank loan rate, to purchase Class A Interests, which if converted would entitle them to 0.02%, 0.06% and 0.09%, respectively, of the Common Interests. The loan to Mr. Bilchak was repaid in full in July 1997. The aggregate loans to Mr. Whitney were repaid in full in October 1997.

          In December 1996, the Company promoted Mr. Bilchak, Mr. Goldman, and Mr. Panning and issued to each of them a 0.15% Common Interest in accordance with the Restricted Equity Plan. The Company loaned them each $10,356 at an interest rate of 6.77% to finance this purchase. Mr. Panning's loan was repaid February 28, 1997 and Mr. Bilchak's loan was repaid in May 1997. Mr. Bilchak (on December 31, 1996) and Mr. Goldman (on March 18, 1997) were also each loaned $30,966, at an interest rate of 6.77% per annum to pay taxes arising from their purchase of this additional Common Interest.

          In January 1997, the Company hired Joyce Lillis McGill and issued to her a 0.5% Common Interest in accordance with the Restricted Equity Plan. The Company loaned her $34,521 at an interest rate of 6.56% to finance this purchase. This loan was repaid in full in July 1997.

          Loans made to finance purchases of Common Interests under the Restricted Equity Plan are due November 1, 2000 and interest on such loans is payable quarterly. Loans made to finance purchases of Class A Interests are due March 31, 2001, together with accrued interest.

     At or prior to the closing of the Offering, Banque Paribas, David T. K. Sarda and M. Susan Dupper will sell an aggregate of 177,709 warrants to purchase Common Stock to the Underwriters. Banque Paribas may also sell up to an aggregate of 24,123 warrants to purchase Common Stock to the Underwriters in connection with the exercise of the Underwriters' over-allotment option. Any such warrants purchased by the Underwriters will be exercised by the Underwriters at or prior to the closing of the Offering for an aggregate of 177,709 shares of Common Stock (or 201,832 shares of Common Stock if the Underwriters' over-allotment option is exercised in full). All shares of Common Stock obtained by the Underwriters as a result of the exercise of such warrants will be offered by the Underwriters in the Offering. Unless the context otherwise requires, shares of Common Stock sold in the Offering by the Underwriters as a result of the exercise of such warrants are treated as if the corresponding number of shares of Common Stock were sold by the Selling Shareholders mentioned above.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     At the date hereof, the authorized capital stock of the Company is 110,000,000 shares, consisting of 100,000,000 shares of Common Stock of the Company, par value $0.01 per share ("Common Stock"), and 10,000,000 shares of Preferred Stock of the Company, par value $0.01 per share ("Preferred Stock"). The following summary is qualified in its entirety by reference to the Company's Articles of Incorporation (the "Charter") and Bylaws (the "Bylaws"), copies of which are included as exhibits to the Registration Statement of which this Prospectus is a part. All outstanding shares of Common Stock and Preferred Stock are fully paid and non-assessable.

     Common Stock. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy". Holders of the Common Stock are entitled to one vote per share for the election of directors and other corporate matters. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share ratably in all assets of the Company available for distributions to the holders of Common Stock. The Common Stock carries no preemptive rights. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

     Preferred Stock. The Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as are provided in the particular series. Preferred Stock may be entitled to a priority, with respect to the Common Stock, in right of payment of dividends and distribution of assets. Prior to the date hereof, none of such shares have been issued. Except as by law expressly provided, or except as may be provided by resolution of the Board of Directors, the Preferred Stock shall have no right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of shareholders of the Company. The issuance of the Preferred Stock could have the effect of delaying or preventing a change in control of the Company. The Board of Directors has no present plans to issue any of the Preferred Stock.

PROVISIONS HAVING POSSIBLE ANTI-TAKEOVER EFFECT

     The Company is subject to several anti-takeover provisions under the Florida Act that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in its Charter or (depending on the provision in question) its Bylaws. The Company has not elected to opt out of these provisions. The Florida Act contains a provision that prohibits the voting of shares in a publicly-held Florida corporation which are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party, directly or indirectly, alone or as a part of a group, to vote in the election of directors within any of the following ranges of voting power: (i) one-fifth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power and (iii) a majority or more of all voting power.

     The Florida Act also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" or affiliate thereof unless (i) in addition to any affirmative vote required by any other section of the Florida Act or by the articles of incorporation of the Company, the transaction is approved by two-thirds of the corporation's outstanding voting shares other than the shares beneficially owned by the interested shareholder, (ii) the transaction is approved by a majority of the disinterested directors, (iii) the interested shareholder has been the beneficial owner of at least 80% of the corporation's outstanding voting shares for at least five (5) years preceding the date of the transaction, or (iv) the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors. The Company's Articles of Incorporation provide that the so-called "fair price" exception to the two-thirds vote requirement referred in clause (i) of this paragraph does not apply to an "affiliated transaction" involving the Company. The term "interested shareholder" is defined as a person who beneficially owns more than 10% of the Company's outstanding voting shares. See "Industry Regulation -- State Regulation -- Florida" and "-- Texas" for a discussion of certain additional requirements of Florida and Texas law with respect to the acquisition of control of a licensed employee leasing company.

     The Board of Directors is divided into three classes, designated Class I, Class II and Class III (the "Classified Directors"). Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. The number of directors will be a number determined from time-to-time by the Board of Directors, as provided in the Bylaws. The Bylaws provide that the number of directors may be fixed from time to time by resolution of the Board of Directors, but will consist of not less than five nor more than 12 members. The initial term for directors in Class I expires at the annual meeting of shareholders to be held in 2000; the initial term for directors in Class II expires at the annual meeting of shareholders to be held in 1999; and the initial term for directors in Class III expires at the annual meeting of shareholders to be held in 1998. A director of the Company may be removed only for cause and only upon the affirmative vote of the holders of a majority of the outstanding capital stock entitled to vote at an election of directors.

     The Bylaws provide that the Board of Directors shall fix the number of directors and that a shareholder may nominate directors only if written notice is delivered to the Company by such shareholder not more than 30 days prior to nor after the deadline for submitting shareholder proposals pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The Bylaws also provide that any newly-created directorship resulting from an increase in the number of directors or a vacancy on the Board of Directors shall be filled by vote of a majority of the remaining directors then in office even though less than a quorum. The Charter and Bylaws also provide that special meetings of the shareholders may only be called by a majority of the Classified Directors, by the Chairman of the Board and by the holders of not less than 25% of the Company's voting stock and that the shareholders may not act by written consent. The Charter provides that these provisions of the Charter may not be amended without the approval of at least two-thirds of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class.

     The foregoing provisions of the Charter and the Bylaws and of the Florida Act, together with the ability of the Board of Directors to issue Preferred Stock without further shareholder action, could delay or frustrate the removal of incumbent directors or the assumption of control by the holder of a large block of Common Stock even if such removal or assumption would be beneficial, in the short term, to shareholders of the Company. The provisions could also discourage or make more difficult a merger, tender offer or proxy contest even if such event would be favorable to the interests of shareholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Charter requires the Company, to the fullest extent permitted or required by the Florida Act, to indemnify its directors and officers against any and all liabilities incurred by reason of the fact that such person was or is a director or officer of the Company or was serving at the request of the Company in the same or a similar capacity for any other corporation, partnership or other entity. Generally, the Florida Act permits indemnification of a director or officer upon a determination that he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The right to indemnification granted in the Charter is not exclusive of any other rights to indemnification against liabilities or the advancement of expenses to which a director or officer may be entitled under any written agreement, Board resolution, vote of shareholders, the Florida Act or otherwise.

     The Company has also entered into agreements with each of its current directors and executive officers pursuant to which it is obligated to indemnify those persons to the fullest extent authorized by law and to advance payments to cover defense costs against an unsecured obligation to repay such advances if it is ultimately determined that the recipient of the advance is not entitled to indemnification. The indemnification agreements provide that no indemnification or advancement of expenses shall be made (a) if a final adjudication establishes that the indemnification actions or omissions were material to the cause of certain adjudicated and constitute (i) a violation of criminal law (unless the Indemnitee had reasonable cause to believe that his actions were lawful), (ii) a transaction from which the Indemnitee derived an improper personal benefit,
(iii) an unlawful distribution or dividend pursuant to the Florida Act, or (iv) willful misconduct or a conscious disregard for the best interests of the Company in a derivative or shareholder action, (b) for liability under
Section 16(b) of the Exchange Act, or (c) if a final decision by a court having jurisdiction in the matter determines that indemnification is not lawful.

     The Florida Act provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, except in certain limited circumstances.

     At present, the Company is not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of the Company in which indemnification would be required or permitted under the Charter, the indemnification agreements or Florida law.

TRANSFER AGENT

     The Transfer Agent for the Common Stock is The Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The Company, its officers and directors, and the Selling Shareholders have agreed with the Underwriters (the "Lock-Up Agreement") not to, directly or indirectly, sell or otherwise dispose of any shares of Common Stock (subject to certain exceptions) for a period of up to 90 days from the date of this Prospectus without the prior consent of Goldman, Sachs & Co. See "Underwriting". As of March 31, 1998, there were 23,510,358 shares of Common Stock outstanding. All of the 3,100,000 shares purchased in the Offering (3,538,189 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without registration or other restriction under the Securities Act, except for any shares purchased by an affiliate of the Company, as are the 4,600,000 shares of Common Stock sold in the Company's initial public offering. With respect to the outstanding shares of Common Stock received in exchange for Common Interests (15,597,522 shares at July 1, 1997), holders of such shares are able to "tack" their holding period of such Common Interests to the holding period of such shares and such shares are now either freely tradeable or eligible for resale pursuant to Rule 144, subject to the provisions of the Lock-Up Agreement, if applicable. The outstanding shares of Common Stock received in exchange for the Class A Interests (2,074,266 shares at July 1, 1997) will be eligible for resale pursuant to Rule 144 beginning on July 1, 1998, one year after the date of consummation of the Company's initial public offering, subject to the provisions of the Lock-Up Agreement, if applicable. The 417,900 shares issued to Mr. Craig in exchange for shares of Staff Acquisition, Inc. will be eligible for resale pursuant to Rule 144 beginning on September 30, 1998. Of the shares that are or will become eligible for sale, 13,240,484 shares (12,826,418 shares if the Underwriters' over-allotment option is exercised in full) would be subject to the Lock-Up Agreement.

     In general, Rule 144 provides that if a person (including an affiliate) holds restricted shares (regardless of whether such person is the initial holder or a subsequent holder of such shares), and if at least one year has elapsed since the later of the date on which the restricted shares were issued and fully paid for or the date that they were acquired from the Issuer or an affiliate, then such person is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding the sale. After restricted shares are held for two years, a person who is not deemed an "affiliate" of the Company would be entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Approximately half of the shares issued in exchange for Common Interests and Class A Interests as described above are eligible for sale under Rule 144 without restriction.

     The effect, if any, that future market sales of shares or the availability of shares for sale will have on the prevailing market prices for the Common Stock cannot be predicted. Nevertheless, sales of a substantial number of shares in the public market could adversely affect prevailing market prices for the Common Stock.

                            VALIDITY OF COMMON STOCK

     The validity of the Common Stock being offered hereby will be passed upon for the Company by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia, and for the Underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely as to all matters of Florida law upon the opinion of Powell, Goldstein, Frazer & Murphy LLP.

                                    EXPERTS

     The consolidated financial statements of Staff Leasing, Inc. included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement. These consolidated financial statements and financial statement schedule have been included herein or elsewhere in the Registration Statement in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-l under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, including exhibits, schedules and reports filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
STAFF LEASING, INC. AND SUBSIDIARIES
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets as of December 31, 1996 and
     1997...................................................   F-3
  Consolidated Statements of Operations for the Years Ended
     December 31, 1995, 1996, and 1997......................   F-4
  Consolidated Statements of Changes in Shareholders' Equity
     (Deficit) for the Years Ended December 31, 1995, 1996,
     and 1997...............................................   F-5
  Consolidated Statement of Cash Flows for the Years Ended
     December 31, 1995, 1996, and 1997......................   F-6
  Notes to Consolidated Financial Statements................   F-7

                         INDEPENDENT AUDITORS' REPORTS

Board of Directors
Staff Leasing, Inc.
Bradenton, Florida

     We have audited the accompanying consolidated financial statements of Staff Leasing, Inc. (a Florida corporation) and subsidiaries listed in the Index to the Financial Statements of Staff Leasing, Inc. for the year ended December 31, 1997. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Staff Leasing, Inc. and subsidiaries as of December 31, 1996 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE, LLP

Stamford, Connecticut
February, 20, 1998

                      STAFF LEASING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1996           1997
                                                              ------------   ------------
                                                              (IN 000'S EXCEPT SHARE AND
                                                                    PER SHARE DATA)
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................    $     12       $ 21,051
  Certificates of deposit -- restricted.....................          --          8,406
  Marketable securities.....................................          --         19,910
  Accounts receivable, net of allowance for doubtful
     accounts of $440 and $835, respectively................      33,956         34,814
  Deferred income tax asset.................................          --          4,494
  Other current assets......................................       1,430          1,154
                                                                --------       --------
          Total current assets..............................      35,398         89,829
Property and equipment, net.................................      16,812         19,487
Goodwill, net of accumulated amortization of $2,313 and
  $3,046, respectively......................................      12,358         11,625
Deferred income tax asset...................................          --          6,635
Other assets, net of accumulated amortization of $1,762 and
  $173, respectively........................................       1,414            242
                                                                --------       --------
                                                                $ 65,982       $127,818
                                                                ========       ========
                     LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of long-term debt.........................    $  7,092       $     --
  Accrued insurance premiums and health reserves............      13,697         19,960
  Accrued payroll and payroll taxes.........................      35,280         36,837
  Accounts payable and other accrued liabilities............      10,113          6,535
  Customer deposits and prepayments.........................       1,396          2,121
                                                                --------       --------
          Total current liabilities.........................      67,578         65,453
Long-term debt..............................................      14,354             --
Deferred income taxes payable...............................          --          2,699
Other long-term liabilities.................................       2,056          1,518
Commitments and contingencies (See notes)
Redeemable preferred interests..............................      17,674             --
Shareholders' equity (deficit):
  Common stock, $.01 par value..............................         192            235
     Shares authorized: 100,000,000
     Shares issued and outstanding:
       1996 -- 19,196,472
       1997 -- 23,505,358
  Additional paid in capital................................       3,506         65,877
  Accumulated deficit.......................................     (38,127)        (7,344)
  Other.....................................................      (1,251)          (620)
                                                                --------       --------
          Total shareholders' equity (deficit)..............     (35,680)        58,148
                                                                --------       --------
                                                                $ 65,982       $127,818
                                                                ========       ========

                See notes to consolidated financial statements.

                      STAFF LEASING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEARS ENDED DECEMBER 31,
                                                        ------------------------------------
                                                           1995         1996         1997
                                                        ----------   ----------   ----------
                                                         (IN 000'S, EXCEPT PER SHARE DATA)
Revenues..............................................  $1,091,588   $1,432,131   $1,851,248
                                                        ----------   ----------   ----------
Cost of services:
  Salaries, wages and payroll taxes...................     975,887    1,283,787    1,675,369
  Benefits, workers' compensation, state unemployment
     taxes and other costs............................      83,664       88,839       81,891
                                                        ----------   ----------   ----------
          Total cost of services......................   1,059,551    1,372,626    1,757,260
                                                        ----------   ----------   ----------
Gross profit..........................................      32,037       59,505       93,988
                                                        ----------   ----------   ----------
Operating expenses:
  Salaries, wages and commissions.....................      29,674       37,264       42,147
  Other general and administrative....................      19,420       19,528       20,853
  Depreciation and amortization.......................       3,219        3,154        4,542
                                                        ----------   ----------   ----------
          Total operating expenses....................      52,313       59,946       67,542
                                                        ----------   ----------   ----------
Operating income (loss)...............................     (20,276)        (441)      26,446
Interest income.......................................         322          100        1,345
Interest expense......................................      (5,086)      (3,501)      (2,138)
Other income (expense)................................          98          (23)         (92)
                                                        ----------   ----------   ----------
Income (loss) before income tax benefit...............     (24,942)      (3,865)      25,561
Income tax benefit....................................          --           --        5,222
                                                        ----------   ----------   ----------
Net income (loss).....................................     (24,942)      (3,865)      30,783
Return on preferred interests.........................          --       (1,772)      (2,391)
                                                        ----------   ----------   ----------
Net income (loss) attributable to common
  shareholders........................................  $  (24,942)  $   (5,637)  $   28,392
                                                        ==========   ==========   ==========
Net income (loss) per share attributable to common
  shareholders:
  Basic...............................................  $    (1.27)  $    (0.29)  $     1.32
                                                        ==========   ==========   ==========
  Diluted.............................................  $    (1.27)  $    (0.29)  $     1.26
                                                        ==========   ==========   ==========
Weighted average common shares outstanding:
  Basic...............................................      19,614       19,614       21,588
                                                        ==========   ==========   ==========
  Diluted.............................................      19,614       19,614       22,459
                                                        ==========   ==========   ==========

                See notes to consolidated financial statements.

                      STAFF LEASING, INC. AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

                                     COMMON              ADDITIONAL
                                     STOCK      COMMON    PAID IN       DEFERRED     SHAREHOLDER   ACCUMULATED
                                    (SHARES)    STOCK     CAPITAL     COMPENSATION      NOTES        DEFICIT      TOTAL
                                   ----------   ------   ----------   ------------   -----------   -----------   --------
                                                                (IN 000'S EXCEPT SHARE DATA)
Balance, January 1, 1995.........  19,196,472    $192     $     --       $  --          $ (45)      $ (9,320)    $ (9,173)
Issuance of warrants in
  connection with financing......          --      --        1,080          --             --             --        1,080
Repurchase of shareholder
  interests......................          --      --         (468)         --             --             --         (468)
Tax and other distributions to
  shareholders...................          --      --         (545)         --             --             --         (545)
Capital contributions............          --      --          463          --           (364)            --           99
Other............................          --      --          (83)         --             83             --           --
Net loss.........................          --      --           --          --             --        (24,942)     (24,942)
                                   ----------    ----     --------       -----          -----       --------     --------
Balance, January 1, 1996.........  19,196,472     192          447          --           (326)       (34,262)     (33,949)
Repurchase and conversion of
  shareholder interests..........          --      --       (9,811)         --             --             --       (9,811)
Return on preferred interests....          --      --       (1,671)         --             --             --       (1,671)
Capital contributions............          --      --       14,652        (312)          (624)            --       13,716
Other............................          --      --         (111)         16             (5)            --         (100)
Net loss.........................          --      --           --          --             --         (3,865)      (3,865)
                                   ----------    ----     --------       -----          -----       --------     --------
Balance, January 1, 1997.........  19,196,472     192        3,506        (296)          (955)       (38,127)     (35,680)
Return on preferred interests....          --      --       (1,744)         --             --             --       (1,744)
Repurchase of shareholder
  interests......................     (53,992)     --         (612)         --             53             --         (559)
Issuance of common stock through
  IPO, net.......................   3,944,978      39       60,999          --             --             --       61,038
Issuance of common stock upon
  exercise of Company option for
  all capital stock of Staff
  Acquisition, Inc...............     417,900       4          137          --             --             --          141
Tax benefit of restricted stock
  plan vesting...................          --      --        3,208          --             --             --        3,208
Capital contributions............          --      --          324        (279)           (45)            --           --
Other............................          --      --           59         144            758             --          961
Net income.......................          --      --           --          --             --         30,783       30,783
                                   ----------    ----     --------       -----          -----       --------     --------
Balance, December 31, 1997.......  23,505,358    $235     $ 65,877       $(431)         $(189)      $ (7,344)    $ 58,148
                                   ==========    ====     ========       =====          =====       ========     ========

                See notes to consolidated financial statements.

                      STAFF LEASING, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1995       1996       1997
                                                              --------   --------   --------
                                                                        (IN 000'S)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income(loss)..........................................  $(24,942)  $ (3,865)  $ 30,783
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization..........................     3,219      3,154      4,542
     Increase in deferred tax asset, net....................        --         --     (5,222)
     Amortization and write-off of debt issuance costs......       668        560        957
     Fixed asset obsolescence...............................        --         --        885
     Provision for bad debts................................     1,476        651        820
     Amortization of original issue discount................     1,080         --         --
     Other..................................................        91        (75)       260
     Changes in operating working capital:
       Increase in certificates of deposit -- restricted....        --         --     (8,406)
       Increase in accounts receivable......................   (11,413)    (7,864)    (1,678)
       Decrease in other current assets.....................     1,064        364        276
       Increase (decrease) in accounts payable and other
          accrued liabilities...............................     8,405      1,712     (3,578)
       Increase in accrued payroll and payroll taxes........    12,208      6,393      1,557
       Increase (decrease) in accrued insurance premiums and
          health reserves...................................    12,969     (4,672)     6,263
       Increase in customer deposits and prepayments........       101        578        725
       (Increase) decrease in other long-term assets........        --         34        (89)
       Increase (decrease) in other long-term liabilities...        --      1,159       (538)
                                                              --------   --------   --------
          Net cash provided by (used in) operating
            activities......................................     4,926     (1,871)    27,557
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of marketable securities, net....................        --         --    (19,910)
  Capital expenditures......................................   (11,619)    (5,923)    (7,100)
                                                              --------   --------   --------
          Net cash used in investing activities.............   (11,619)    (5,923)   (27,010)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of revolving credit, net.......................    (3,300)    (2,500)        --
  Proceeds from sale-leaseback of fixed assets..............     3,439        597         --
  Proceeds from sale of common shares from IPO, net of
     expenses of $6,060.....................................        --         --     61,038
  Capital contributions, net of shareholder notes receivable
     and issuance costs.....................................     2,099     21,103        370
  Repayment of shareholders' notes receivable...............        --         13        877
  Repurchase of common shareholders' interests..............      (468)    (3,051)      (559)
  Repurchase of shareholders' interests, including fixed
     return.................................................        --       (139)   (19,788)
  Tax and other distributions to shareholders...............      (545)        --         --
  Repayments of capital leases..............................      (786)    (1,920)    (3,746)
  Repayments of long-term debt..............................    (1,050)    (6,250)   (17,700)
  Debt issuance costs.......................................      (297)       (60)        --
                                                              --------   --------   --------
          Net cash provided by (used in) financing
            activities......................................      (908)     7,793     20,492
                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents........    (7,601)        (1)    21,039
Cash and cash equivalents -- beginning of year..............     7,614         13         12
                                                              --------   --------   --------
Cash and cash equivalents -- end of year....................  $     13   $     12   $ 21,051
                                                              ========   ========   ========
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $  3,438   $  3,485   $  1,020
                                                              ========   ========   ========

                See notes to consolidated financial statements.

                      STAFF LEASING, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN 000'S, EXCEPT PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of Staff Leasing, Inc. and all of its subsidiaries: Staff Acquisition, Inc.; Staff Insurance, Inc.; Staff Capital, L.P.; and the operating limited partnerships ("OLPs") of Staff Capital, L.P.:
Staff Leasing, L.P.; Staff Leasing II, L.P.; Staff Leasing III, L.P.; Staff Leasing IV, L.P.; Staff Leasing V, L.P.; Staff Leasing of Georgia, L.P.; Staff Leasing of Georgia II, L.P.; Staff Leasing of Georgia III, L.P.; Staff Leasing of Texas, L.P.; and Staff Leasing of Texas II, L.P. (collectively, the "Company"). All significant intercompany balances have been eliminated.

     The Company is headquartered in Bradenton, Florida and provides professional employer services to small to medium-sized businesses in the states of Florida, Texas, Georgia, Arizona and Minnesota. The Company, through its subsidiaries, provides a broad range of services, including payroll administration, risk management, benefits administration, unemployment services and other human resource management services to their clients. The Company is paid a service fee to cover the cost of certain employment related taxes, workers' compensation insurance coverage and administration and field services, plus a markup to cover overhead and to provide a profit.

     Basis of Presentation -- Effective July 1, 1997, the Company completed a reorganization (See Note 2) which was accounted for as a pooling of interests among entities under common control. As a result, common stock, which replaced previous preferred and common partnership interests, has been reflected in these financial statements as being issued as of the earliest date presented. Prior to the reorganization, the Company operated as Staff Capital, L.P.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimate relates to the reserve for health benefit claims. Actual results could differ from those estimates.

     Property and Equipment -- Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the lesser of the remaining estimated useful lives of the related assets or lease terms, as follows:

                                                              YEARS
                                                              ------
Automobiles.................................................    5
Computer hardware and software..............................  3 to 7
Furniture and equipment.....................................  5 to 7
Leasehold improvements......................................    10

     Goodwill -- Goodwill is being amortized using the straight-line method over a period of 20 years. The Company continually evaluates the reasonableness of its amortization of goodwill. In addition, if it becomes probable that expected future undiscounted cash flows associated with goodwill is less than its carrying value, the asset is written down to fair value.

     Statement of Cash Flows -- During 1996, the Company entered into several capital leases which were repaid in full in 1997. Also during 1996, $2,198 of existing preferred limited interests were converted to Class A Interests and $6,773 of common limited partnership interests were converted to Class B Interests. In addition, $14,118 of Class A Interests were converted into common shares of the Company. The increase in deferred tax asset, net of deferred tax liability, includes $3,208, which relates to the vesting of restricted stock in 1997. This amount was recorded to Additional Paid In Capital.

                      STAFF LEASING, INC. AND SUBSIDIARIES

                       (IN 000'S, EXCEPT PER SHARE DATA)

     Cash equivalents are defined as short-term investments with original maturities of three months or less.

     Revenue Recognition -- Service revenues are recognized in the period in which the worksite employee works. The accrual for payroll and payroll taxes represents the portion of payroll paid subsequent to year end for which the worksite employee worked prior to year end.

     Sales and Marketing Commissions and Client Referral Fees -- Sales and marketing commissions and client referral fees are expensed as incurred. Such expenses are classified as salaries, wages and commissions in the consolidated statement of operations.

     Workers' Compensation -- Workers' compensation claims incurred by worksite employees are fully insured through a guaranteed cost arrangement with Liberty Mutual Insurance Company.

     Health Benefits -- Health benefit claims incurred by worksite employees under the health benefit plans are expensed as incurred according to the terms of each contract (See Note 9).

     Stock-Based Compensation -- In 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 encourages, but does not require companies to record at fair value compensation cost for stock-based employee compensation plans. The Company accounts for equity-based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

     Income Taxes -- The Company records income tax expense using the asset and liability method of accounting for deferred income taxes. Under such method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statements and the income tax basis of the Company's assets and liabilities.

     Earnings Per Share -- During the fourth quarter of 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"), as required, and restated previously recorded earnings per share in accordance with the provisions of SFAS 128. The new standard specifies the computation, presentation and disclosure requirements for earnings per share.

     Reclassifications -- Certain reclassifications of prior year amounts have been made in order to conform with current year presentations.

2.  REORGANIZATION AND INITIAL PUBLIC OFFERING

     Effective July 1, 1997, a reorganization (the "Reorganization") was consummated whereby the Company became the sole limited partner of Staff Capital, L.P. Staff Acquisition, Inc. ("Staff Acquisition") is the sole general partner of Staff Capital, L.P. and each of the OLPs.

     Pursuant to the Reorganization all of the holders of the common limited partnership interests in Staff Capital, L.P. exchanged their partnership interests for 17,122,205 shares of common stock in the Company. Certain of the preferred limited partnership interests were exchanged for 2,074,267 shares of common stock in the Company and warrants to purchase an aggregate of 1,352,253 shares of common stock in the Company with an exercise price of $7.24 per share.

     In addition, Charles S. Craig, the Chairman and CEO of the Company and owner of all the issued and outstanding capital stock of Staff Acquisition, Inc., the general partner of Staff Capital, granted to the Company an option to exchange the stock of Staff Acquisition for 417,900 shares of the Company's common stock. The number of shares of common stock issuable to Mr. Craig in connection with the

                      STAFF LEASING, INC. AND SUBSIDIARIES

                       (IN 000'S, EXCEPT PER SHARE DATA)

exercise of such option was determined on the same basis used to determine the number of shares of common stock issued in exchange for the partnership interests of Staff Capital, L.P. On September 30, 1997, the Company exercised this option.

     The Reorganization was accounted for as a combination among entities under common control and accordingly, for financial statement presentation purposes, the Reorganization was treated as a pooling of interests of the Company and Staff Capital, L.P. as of and for the periods presented.

     In conjunction with the Reorganization, on July 1, 1997, the Company completed an initial public offering (the "IPO") of 3,500,000 shares of its common stock. The Company subsequently issued an additional 444,978 shares resulting from the exercise of certain overallotment provisions for a total issuance of 3,944,978 shares. In conjunction with this offering, 655,022 shares were sold on behalf of certain selling shareholders, for an aggregate offering price of $11 million. The IPO expenses incurred by the Company through December 31, 1997 totaled approximately $6.0 million, including $4.7 million of underwriting discounts and commissions, and approximately $1.3 million of other expenses.

     Net proceeds raised from the IPO, including overallotment, amounted to approximately $61,038. The net proceeds from the IPO were used to redeem preferred partnership interests of $16,294, including accrued fixed return of $2,552, and to repay outstanding long-term debt of $15,200. The remainder has been allocated for general corporate purposes. Reorganization related expenses as of July 1, 1997, included: (i) the write-off of $714 in unamortized deferred financing costs associated with the repayment of the Company's long-term debt;
(ii) the write-off of $163 in unamortized organization costs associated with the reorganization of the structure of the limited partnerships; and (iii) $962 of accelerated accretion associated with the early redemption of the preferred partnership interests.

3.  CERTIFICATES OF DEPOSIT -- RESTRICTED

     As of December 31, 1997, the Company had certificates of deposit, with original maturities of less than one year, that serve as collateral for certain standby letters of credit issued in connection with the Company's health benefit plans. Due to the short maturity of these instruments, the carrying amount approximates fair value. These interest-bearing certificates of deposit have been classified as restricted in the accompanying consolidated balance sheets. The interest earned on these certificates is recognized as interest income on the Company's consolidated statement of operations.

4.  MARKETABLE SECURITIES

     As of December 31, 1997, the Company had marketable securities with contractual maturities of less than one year from the date of purchase. All of the Company's investments in marketable securities are classified as available-for-sale and are carried at cost plus accrued interest, which approximates fair market value.

                      STAFF LEASING, INC. AND SUBSIDIARIES

                       (IN 000'S, EXCEPT PER SHARE DATA)

5.  ACCOUNTS RECEIVABLE

     At December 31, 1996 and 1997, accounts receivable consisted of the following:

                                                               1996      1997
                                                              -------   -------
Billed to clients...........................................  $11,041   $19,888
Unbilled revenues...........................................   23,355    15,761
                                                              -------   -------
                                                               34,396    35,649
Less: Allowance for doubtful accounts.......................     (440)     (835)
                                                              -------   -------
                                                              $33,956   $34,814
                                                              =======   =======

6.  PROPERTY AND EQUIPMENT

     At December 31, 1996 and 1997, property and equipment (at cost) was comprised of the following:

                                                               1996      1997
                                                              -------   -------
Leasehold improvements......................................  $ 1,083   $ 1,318
Furniture and fixtures......................................    1,337     1,456
Vehicles....................................................      163       120
Equipment...................................................      562     1,367
Computer hardware and software..............................   16,746    20,510
                                                              -------   -------
Total property and equipment ...............................   19,891    24,771
Less accumulated depreciation...............................   (3,079)   (5,284)
                                                              -------   -------
                                                              $16,812   $19,487
                                                              =======   =======

     For the years ended December 31, 1995, 1996, and 1997 depreciation expense was $2,285, $2,257 and $3,505, respectively.

7.  OTHER ASSETS

     Included in other current assets as of December 31, 1996 and 1997 were prepaid expenses, short-term deposits and other miscellaneous receivables.

     Other non-current assets as of December 31, 1996 included debt issuance costs of $2,223, organization costs of $612, and non-compete covenant costs of $265, net of accumulated amortization; and long-term deposits.

     During 1997, the unamortized debt issuance and organization costs were written off in full (See Note 2). The remaining non-compete covenant costs are being amortized over the lives of the agreements. Also included in non-current assets at December 31, 1997 were miscellaneous long-term deposits.

     For the years ended December 31, 1995, 1996, and 1997, total amortization expense, including annual amortization of goodwill of $733 per year, was $1,580, $897, and $1,038, respectively.

8.  LONG TERM DEBT

     In 1996, the Company had a $25,000 term loan and a revolving credit facility of $10,000, of which $5,000 was available as a letter of credit facility. The long-term portion of this debt totaled $12,700 at December 31, 1996. This debt was repaid in full and the security terminated on July 1, 1997.

                      STAFF LEASING, INC. AND SUBSIDIARIES

                       (IN 000'S, EXCEPT PER SHARE DATA)

     Staff Leasing's debt also consisted of $3,746 in capital lease obligations as of December 31, 1996. All but one of the capital leases were entered into during 1995 and primarily represented leases for computer hardware, software and equipment. These leases were repaid in full in July, 1997. The effective interest rate on these borrowings and capital lease obligations as of December 31, 1996 approximated 9.9%. The carrying amount of the Company's long-term debt at December 31, 1996 approximated fair value.

     On December 11, 1997, the Company entered into a $20,000 credit agreement with NationsBank, NA. The credit agreement provides for an acquisition loan facility through December 11, 2000. Borrowings under the credit agreement bear interest, at the borrower's option, at either the base rate, or the Eurodollar rate, plus the applicable margin as defined in the credit agreement. Interest is generally payable quarterly in arrears unless otherwise specified in the credit agreement. In addition, the Company must pay a commitment fee of 0.2% to 0.5% on the unutilized revolving loan commitment. Any borrowings under the revolver are guaranteed by each of the subsidiaries. Staff Capital has agreed to reimburse its subsidiaries for any payments they make under this guarantee. In addition, the Company has pledged its equity interest in its subsidiaries as collateral under this credit agreement.

     The credit agreement contains customary events of default and covenants which restricts the Company's ability to (among other things): incur additional indebtedness in excess of a specified amount; pay dividends; create liens and engage in certain mergers or combinations without the prior written consent of the lender. The credit agreement also contains certain financial covenants related to debt and interest coverage, net worth and other financial ratios. There were no amounts outstanding under this credit agreement as of December 31, 1997.

     As of December 31, 1997, the Company had $8,250 in standby collateralized letters of credit issued in conjunction with the Company's health benefit plans. These letters of credit were unused as of December 31, 1997.

     In addition to the above, Staff Leasing has the right to defer up to $10,000 of payments to a key vendor. All deferred payments must be repaid on or before September 30, 1999. No amounts have been deferred as of December 31, 1997.

9.  HEALTH BENEFITS

     The Company currently provides health benefits to those worksite employees electing coverage. For health benefit plans in Florida, the Company's ultimate liability for its health benefit claims is capped at a factor based on premiums as set forth in the Company's minimum premium agreement with its health insurance carrier, with stop loss coverage per covered employee provided at 125% and 115% of projected claims in the 1996 and 1997 plan years, respectively. For health benefit plans in Texas, Georgia, Arizona and Minnesota, the Company's health benefit liabilities are equal to its premiums paid. Worksite employees who elect coverage are fully insured subject to the terms of coverage under the health benefit plans.

     In October 1994, the Company conducted an open-enrollment in order to increase participation in its health benefit plan. During 1995, the Company incurred significantly higher claims under this plan than projected. The effect of the above plus charges incurred for consultants and vendors in connection with the 1995 health benefit plan was an expense of $20,600. The Company commenced corrective actions in 1995.

     During 1996, the Company increased premiums charged to the worksite employees for health benefits and redesigned its benefit offerings to help reduce the level of subsidies experienced during 1995. For the year ended December 31, 1996, the Company recorded a health benefit plan subsidy of

                      STAFF LEASING, INC. AND SUBSIDIARIES

                       (IN 000'S, EXCEPT PER SHARE DATA)

$10,100. In 1997, this subsidy was reduced to $2,500. Favorable experience on the maturation or run-out of 1996 health claims enabled the Company to reduce its reserve for health benefit claims by $3,500, which was recognized in 1997.

     Year-end liabilities for health benefit loss reserves were based upon actuarial estimates of claims incurred under the health plans at December 31, 1996 and 1997, but not reported. The actual ultimate liability may differ from these actuarial estimates. The accrual for these reserves at December 31, 1996 and 1997 totaled $8,900 and $8,450, respectively, of which $1,000 is classified as long-term for both years.

10.  COMMITMENTS AND CONTINGENCIES

     Operating Leases -- The Company occupies office facilities and lease office equipment under operating leases which expire in various years through 2005. Lease expense was $1,887, $2,602 and $3,352 for the years ended December 31, 1995, 1996 and 1997, respectively. During 1996 and 1997, approximately $433 and $270, respectively, of lease expense related to certain automobile leases was paid to an entity owned by a shareholder.

     Future minimum payments under noncancellable operating leases as of December 31, 1997 are as follows:

YEAR ENDING DECEMBER 31,                                      AMOUNT
------------------------                                      -------
1998........................................................  $ 2,755
1999........................................................    2,453
2000........................................................    2,012
2001........................................................    1,783
2002........................................................    1,610
Thereafter..................................................    4,543
                                                              -------
                                                              $15,156
                                                              =======

     Staff Leasing has entered into a five-year employment contract with a shareholder which requires annual payments of $362. There is one year remaining under this commitment.

     The Company is a party to certain pending claims which have arisen in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the consolidated financial position or results of operations if adversely resolved.

     The Company's employer and health care operations are subject to numerous federal, state and local laws related to employment, taxes and benefit plan matters. Generally, these regulations affect all companies in the U.S. However, the regulatory environment for professional employer organizations ("PEOs") is an evolving area due to uncertainties resulting from the non-traditional employment relationships. Many federal and state laws relating to tax and employment matters were enacted prior to the development of PEOs and do not specifically address the obligations and responsibilities of these PEO relationships. If the IRS concludes that PEOs, are not "employers" of certain worksite employees for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), the tax qualified status of the Company's 401(k) retirement plan as in effect prior to April 1, 1997 could be revoked, its cafeteria plan may lose its favorable tax status and the Company may no longer be able to assume the client's federal employment tax withholding obligations. Any adverse developments in the above noted areas could have a material effect on the Company's financial condition and future results of operations.

                      STAFF LEASING, INC. AND SUBSIDIARIES

                       (IN 000'S, EXCEPT PER SHARE DATA)

11.  RELATED PARTIES

     The Company entered into a management agreement with certain of its shareholders whereby they agreed to provide management support and financial services with respect to the operation and management of the Company. The agreement required an annual fee in the amount of $300 and $375 for the years ended December 31, 1995 and 1996, respectively. The management agreement terminated in March 1997 with $67 of expense recorded for the year ended December 31, 1997. During 1996, the Company paid consulting fees to a shareholder of $510 in connection with a private placement made by the Company.

12.  RETIREMENT PLAN

     The Company currently offers a defined contribution 401(k) retirement plan to its internal employees as well as its external worksite employees. The Company does not match any portion of such employees' elective contributions. Effective April 1, 1997, the Company offered a new 401(k) plan to its employees which is designed to be a "multiple employer" plan under the Internal Revenue Code Section 413(c). This new plan enables employee-owners, as well as highly compensated internal and external employees of the Company to participate. Such persons were excluded from the former 401(k) plan to avoid issues of discrimination in favor of highly-compensated employees.

13.  GEOGRAPHIC MARKET CONCENTRATION AND DEPENDENCE ON KEY VENDORS

     Geographic Market Concentration -- As of December 31, 1997, Staff Leasing had offices in five states and worksite employees in 41 states. Staff Leasing's Florida client revenues accounted for 91%, 82% and 79% of the Company's total revenues in 1995, 1996 and 1997, respectively. As a result of the size of Staff Leasing's base of worksite employees in Florida and continued growth from its Florida operations, Staff Leasing's profitability over the next several years is expected to be largely dependent on economic and regulatory conditions in Florida. Any adverse change in either of these conditions could have a material adverse effect on Staff Leasing's profitability and growth prospects.

     In addition, 28% of the Company's revenues, accounting for more than half of its gross profits in 1997, were generated by clients in the construction industry. The level of activity in the construction market depends on many factors, including interest rates, availability of financing, demographic trends and economic outlook. Consequently, such level of activity is determined by factors that are not within the Company's control. A reduction in the level of activity in the construction industry within the markets in which the Company operates could have a material adverse effect on the Company's profitability and growth prospects.

     Dependence on Key Vendors -- The maintenance of health insurance plans that cover worksite employees is a significant part of Staff Leasing's business. The current health contracts are provided by vendors with whom Staff Leasing has recently established relationships, on terms that Staff Leasing believes to be favorable. While the Company believes that replacement contracts could be obtained on competitive terms with other carriers, such replacement could cause a significant disruption to Staff Leasing's business resulting in a decrease in client retention and general dissatisfaction with Staff Leasing's service offering. This, in turn, could have a material adverse effect on Staff Leasing's future results of operations or financial condition.

     Staff Leasing's workers' compensation policy provided by its current vendor, Liberty Mutual Insurance Company, was initially issued in March 1994 and its renewal term does not expire until December 31, 1999. In the event Staff Leasing is unable to renew or replace such policy on the same or

                      STAFF LEASING, INC. AND SUBSIDIARIES

                       (IN 000'S, EXCEPT PER SHARE DATA)

more favorable terms, such failure could have a material adverse effect on Staff Leasing's future results of operations or financial condition.

14.  REDEEMABLE PREFERRED INTERESTS

     Redeemable preferred interests as of December 31, 1996 consisted of two classes of limited partnership interests in Staff Capital, L.P. as follows:

          Class A Interests -- which were issued in series A-1, A-2 and A-3, and were mandatorily redeemable at face value plus accrued fixed return on the earlier of March 31, 2001 or at the consummation of an initial public offering of additional securities. The Class A Interests earned a fixed return of 8% per annum until April 30, 1997, and 10% per annum subsequent to April 30, 1997. For the year ended December 31, 1996, the Class A Interests totaled $24,302, net of contribution notes receivable of $585. This total included an accrued fixed return of $1,270 and a $170 accretion of discount representing the 1996 amortization of the initial issuance fees associated with Class A Interests. Class A Interests were also redeemed in 1997 pursuant to the Reorganization for a combination of cash, common stock, and common stock and warrants to purchase common stock (See note 2).

          Consistent with the pooling of interests method of financial presentation and the exercise preferences of the limited partners at the Reorganization, $14,118 of Class A Interests, which were outstanding as of December 31, 1996, were retroactively restated as common shares for all periods presented. Of the return of $1,772 and $2,391 for the years ended December 31, 1996 and 1997, $101 and $647, respectively, represented that portion earned on Class A Interests which was converted into common stock in connection with the Company's reorganization (See note 2). This amount was credited to Additional Paid In Capital for the years indicated.

          Class B Interests -- which earned a fixed return of 5.86% per annum and were mandatorily redeemable at face value plus accrued fixed return on the earlier of July 1, 1997 or at the consummation of an initial public offering of additional securities. At December 31, 1996, $6,906 in Class B Interests were outstanding, which included an accrued fixed return of $134. In 1997, in conjunction with the Reorganization, all of these Interests were redeemed in full for cash.

15.  EQUITY

RESTRICTED STOCK PLAN

     Certain members of Staff Leasing's management have purchased common shares at prices based upon a formula derived from the original acquisition price of the entities acquired by Staff Capital, L.P. in November, 1993. Prior to July 1995, such common shares could be sold only to Staff Leasing and were not freely transferable. The sales price that Staff Leasing would pay was based upon the same formula used to derive the original purchase price. In July, 1995 Staff Leasing enacted a vesting schedule whereby the above-noted restrictions generally would lapse over a four year vesting period commencing with the first anniversary subsequent to the date of purchase. Accordingly, Staff Leasing obtained appraisals in order to derive estimated fair values of the purchased common shares then owned as of July 1995 and subsequently purchased and recorded deferred compensation expense to the extent that the estimated fair values exceeded the purchase prices. Deferred compensation is being amortized on a straight-line basis over the vesting period. Compensation expense recorded for the years ended December 31, 1996 and December 31, 1997 was $16 and $138, respectively. Deferred compensation was $296 at December 31, 1996 and $431 at December 31, 1997. Following the Reorganization, the Company ceased further grants under this plan.

                      STAFF LEASING, INC. AND SUBSIDIARIES

                       (IN 000'S, EXCEPT PER SHARE DATA)

WARRANTS

     Pursuant to the Reorganization (See note 2), warrants to purchase 1,352,253 shares of common stock at the exercise price of $7.24 per share were issued to redeem certain preferred limited partnership interests in July 1997. All of these warrants, which were exercisable beginning June 25, 1997, were outstanding as of December 31, 1997. An equivalent number of shares of stock was reserved as of December 31, 1997 to meet this contractual commitment. The warrants expire on March 31, 2001.

EMPLOYEE STOCK OPTION PLAN

     In 1997, Staff Leasing adopted the 1997 Stock Incentive Plan (the "Plan"). The Plan provides for options to be granted to key employees, officers, and directors of Staff Leasing, for the purchase of up to 2,500,000 shares of common stock. Options granted under the plan have a vesting period of 4 or 5 years, and may not be exercised more than 10 years from the date of the grant. Some of the options granted have vesting restrictions based on stock price performance.

     The following table summarizes the activity in the Plan for the year ended December 31, 1997:

    OPTIONS                                              OPTIONS
 OUTSTANDING,                                         OUTSTANDING,
JANUARY 1, 1997   GRANTED   CANCELLED   EXERCISED   DECEMBER 31, 1997
---------------   -------   ---------   ---------   -----------------
       0          684,244    33,018         0            651,226
       ==         =======    ======         ==           =======

     Components of stock options under this Plan as of December 31, 1997 are as follows:

                    OUTSTANDING      WEIGHTED-AVERAGE
   RANGE OF            AS OF            REMAINING       WEIGHTED-AVERAGE
EXERCISE PRICES  DECEMBER 31, 1997   CONTRACTUAL LIFE    EXERCISE PRICE
---------------  -----------------   ----------------   ----------------
$17.00 - $18.99       613,726           9.6 Years            $17.26
$19.00 - $20.99        11,500           9.7 Years             19.88
$21.00 - $22.99         6,000           9.6 Years             21.88
$23.00 - $24.99        20,000           9.7 Years             23.93
                      -------           ---------            ------
                      651,226           9.6 Years            $17.55
                      =======           =========            ======

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for proforma footnote purposes with the following assumptions: 1) expected option life of 6 years, 2) dividend yield of 0%, 3) risk-free interest rate of 5.66%, and 4) expected volatility of 42.0%. Using the Black-Scholes option pricing model, the weighted average fair value was calculated to be $8.72 for all options granted during the year.

                      STAFF LEASING, INC. AND SUBSIDIARIES

                       (IN 000'S, EXCEPT PER SHARE DATA)

     As permitted by SFAS No. 123, Staff Leasing has elected to continue to account for its Plan in accordance with APB Opinion 25 and related Interpretations in accounting. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date consistent with the method of SFAS No. 123, Staff Leasing's net income attributable to common shareholders and net income per share would have been reduced to the pro forma amounts indicated below:

                                                               1997
                                                              -------
Net income attributable to common shareholders
  As reported...............................................  $28,392
  Pro forma.................................................   28,181
Basic net income per share attributable to common
  shareholders
  As reported...............................................  $  1.32
  Pro forma.................................................     1.31
Diluted net income per share attributable to common
  shareholders
  As reported...............................................  $  1.26
  Pro forma.................................................     1.25

EMPLOYEE STOCK PURCHASE PLAN

     Effective January 1, 1998, Staff Leasing has adopted an employee stock purchase plan. All full-time employees are eligible to participate after 90 days of employment. Under the terms of this plan, employees can choose each year to have up to 100% of their annual base earnings withheld to purchase Staff Leasing's common stock on the open market. Staff Leasing absorbs all transaction costs and administrative fees associated with stock purchases through this plan.

SHAREHOLDER NOTES RECEIVABLE

     Shareholder notes receivable consisted of forty-four notes in an aggregate amount of $955 at December 31, 1996 and thirteen notes in an aggregate amount of $189 at December 31, 1997 from common shareholders. Principal under these notes is due on March 31, 2001. Interest is payable at rates ranging from 6.36% to 9.6875% per annum.

16.  INCOME TAXES

     The Company records income tax expense using the asset and liability method of accounting for deferred income taxes. Under such method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and the income tax bases of the Company's assets and liabilities. An allowance is recorded when it is more likely than not that any or all of a deferred tax asset will not be realized. The provision for income taxes includes taxes currently payable plus the net change during the year in deferred tax assets and liabilities recorded by the Company.

     For the years ended December 31, 1995 and 1996 and for the six month period ended June 30, 1997, the Company operated through limited partnerships. Accordingly, all earnings or losses were passed directly to the partners and no provision for income taxes was required.

     Prior to December 31, 1997, a valuation allowance had been recorded with respect to the Company's deferred tax assets. As of December 31, 1997, such valuation allowance was adjusted and the benefit of the deferred tax assets was recognized in the income statement.

                      STAFF LEASING, INC. AND SUBSIDIARIES

                       (IN 000'S, EXCEPT PER SHARE DATA)

     The provision (benefit) for income taxes for the year ended December 31, 1997 is as follows:

                                                           CURRENT   DEFERRED    TOTAL
                                                           -------   --------   -------
U.S. federal.............................................  $1,528    $(6,402)   $(4,874)
State and local..........................................     109       (457)      (348)
                                                           ------    -------    -------
Total provision (benefit)................................  $1,637    $(6,859)   $(5,222)
                                                           ======    =======    =======

     A reconciliation of the income tax provision (benefit) at the statutory U.S. federal rate to the effective tax rate for the year ended December 31, 1997 is as follows:

Statutory U.S. federal tax at 35%...........................  $  8,946
Increase (reduction) from:
State income taxes, less federal benefit....................       928
Reduction in valuation allowance to recognize deferred tax
  benefit for change in tax status..........................   (10,172)
Tax benefit of income allocated to Staff Acquisition,
  Inc.......................................................    (4,551)
Tax credits.................................................      (502)
Other, net..................................................       129
                                                              --------
Income tax benefit..........................................  $ (5,222)
                                                              ========
Effective tax rate..........................................     (20.4)%
                                                              ========

     The components of deferred tax assets and liabilities included on the balance sheet at December 31, 1997 are as follows:

DEFERRED TAX ASSETS:
Tax basis in excess of book basis of intangible assets......  $ 6,635
Accruals and reserves not currently deductible..............    2,923
Tax loss carryforward.......................................    1,571
                                                              -------
Total deferred tax assets...................................   11,129
DEFERRED TAX LIABILITIES:
Depreciation................................................   (2,699)
                                                              -------
Net deferred tax asset......................................  $ 8,430
                                                              =======
BALANCE SHEET CLASSIFICATION:
Current assets:
  Deferred income taxes.....................................  $ 4,494
Non-current assets:
  Deferred income taxes.....................................    6,635
Non-current liabilities:
  Deferred income taxes.....................................   (2,699)
                                                              -------
Net deferred tax asset......................................  $ 8,430
                                                              =======

     No income taxes were paid during 1995, 1996 and 1997. As of December 31, 1997, the Company had net operating loss (NOL) carryforwards for income tax purposes of $3,763 which will expire, if unused, as of December 31, 2012 and tax credits of $375, which will expire as of December 31, 2012.

                      STAFF LEASING, INC. AND SUBSIDIARIES

                       (IN 000'S, EXCEPT PER SHARE DATA)

17.  NET INCOME (LOSS) PER SHARE

     The number of potential common stock equivalents included in the diluted weighted average common shares outstanding, for the years ended December 31, 1996 and 1997, related to the warrants issued in connection with the Reorganization was -0- and 842,804, respectively. The number of potential common stock equivalents included in the diluted weighted average common shares outstanding, for the year ended December 31, 1997, related to the options granted in connection with the Company's stock option plan was 28,264. Also included in weighted average common shares outstanding for the year ended December 31, 1996, were contingently issuable shares totaling 417,900 associated with the exchange for all the stock of Staff Acquisition.

     The reconciliation of net income attributable to common stock and shares outstanding for the purposes of calculating basic and diluted earnings per share for the three years ending December 31, 1995, 1996 and 1997 is as follows:

                                                     INCOME         SHARES       PER SHARE
                                                   (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                   -----------   -------------   ---------
                                                   (IN 000'S)     (IN 000'S)
FOR THE YEAR ENDED 1995:
Net loss.........................................   $(24,942)
Less: Return on preferred interests..............         --
                                                    --------
Basic EPS:
Net loss attributable to common shareholders.....   $(24,942)       19,614        $(1.27)
                                                    ========        ======        ======
Diluted EPS:
Net loss attributable to common shareholders.....   $(24,942)       19,614        $(1.27)
                                                    ========        ======        ======
FOR THE YEAR ENDED 1996:
Net loss.........................................   $ (3,865)
Less: Return on preferred interests..............     (1,772)
                                                    --------
Basic EPS:
Net loss attributable to common shareholders.....   $ (5,637)       19,614        $(0.29)
                                                    ========        ======        ======
Diluted EPS:
Net loss attributable to common shareholders.....   $ (5,637)       19,614        $(0.29)
                                                    ========        ======        ======
FOR THE YEAR ENDED 1997:
Net income.......................................   $ 30,783
Less: Return on preferred interests..............     (2,391)
                                                    --------
Basic EPS:
Net income attributable to common shareholders...   $ 28,392        21,588        $ 1.32
                                                    ========                      ======
Effect of dilutive securities:
Warrants.........................................                      843
Options..........................................                       28
                                                                    ------
Diluted EPS:
Net income attributable to common shareholders...   $ 28,392        22,459        $ 1.26
                                                    ========        ======        ======

     Options to purchase 37,500 shares of common stock at prices ranging from $19.75 to $24.75 per share were outstanding during a portion of 1997, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price for 1997 of $19.21 per common share. These options, which expire in 2007 were outstanding at the end of 1997.

                      STAFF LEASING, INC. AND SUBSIDIARIES

                       (IN 000'S, EXCEPT PER SHARE DATA)

18.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table presents certain unaudited results of operations data for the interim quarterly periods during the years ended December 31, 1996 and 1997. The Company believes that all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations in accordance with generally accepted accounting principles, have been made. The results of operations for any interim period are not necessarily indicative of the operating results for a full year or any future period.

                                                                     QUARTER ENDED
                       ---------------------------------------------------------------------------------------------------------
                                              1996                                                  1997
                       ---------------------------------------------------   ---------------------------------------------------
                       MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31    MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                       ---------   --------   -------------   ------------   ---------   --------   -------------   ------------
                                                           (IN 000'S, EXCEPT PER SHARE DATA)
Revenues.............  $324,720    $350,472     $367,484        $389,455     $402,455    $448,075     $480,902        $519,816
Gross profit.........  $ 13,289    $ 14,902     $ 15,734        $ 15,580     $ 19,895    $ 22,616     $ 25,705        $ 25,772
Gross profit margin..       4.1%        4.3%         4.3%            4.0%         4.9%        5.0%         5.3%            5.0%
Operating income
  (loss).............  $   (668)   $    490     $   (220)       $    (43)    $  3,424    $  5,657     $  8,823        $  8,542
Net income (loss)....  $ (1,695)   $   (465)    $   (958)       $   (747)    $  2,711    $  4,956     $  8,586        $ 14,530
Net income (loss) per
  share attributable
  to common
  shareholders:
  Basic..............  $   (.09)   $   (.05)    $   (.08)       $   (.07)    $    .10    $    .22     $    .32        $    .62
  Diluted............  $   (.09)   $   (.05)    $   (.08)       $   (.07)    $    .10    $    .21     $    .31        $    .59

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Selling Shareholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc. are acting as representatives, has severally agreed to purchase from the Selling Shareholders, the respective number of shares of Common Stock and warrants set forth opposite its name below:

                                                               NUMBER OF
                                                               SHARES OF      NUMBER OF
                        UNDERWRITER                           COMMON STOCK    WARRANTS
                        -----------                           ------------    ---------
Goldman, Sachs & Co.........................................     686,580        41,754
Lehman Brothers Inc.........................................     686,581        41,752
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................     686,581        41,752
BancAmerica Robertson Stephens..............................      98,981         6,019
Blackford Securities Corp. .................................      61,274         3,726
BT Alex. Brown..............................................      98,981         6,019
Dain Rauscher Wessels.......................................      61,274         3,726
Donaldson, Lufkin & Jenrette Securities Corporation.........      98,981         6,019
Interstate/Johnson Lane Corporation.........................      61,274         3,726
Lazard Freres & Co. LLC.....................................      98,981         6,019
Legg Mason Wood Walker Incorporated.........................      61,274         3,726
The Ohio Company............................................      61,274         3,726
Scott & Stringfellow, Inc. .................................      61,274         3,726
Smith Barney Inc. ..........................................      98,981         6,019
                                                               ---------       -------

          Total.............................................   2,922,291       177,709
                                                               =========       =======

     The warrants will not be sold to the public; rather, the Underwriters will exercise the warrants for shares of Common Stock and such shares will be sold to the public. See "Certain Transactions".

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares of Common Stock and warrants, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.94 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Selling Shareholders have granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 414,066 additional shares of Common Stock and up to 24,123 additional warrants, solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock and warrants to be purchased by each of them, as shown in the foregoing table, bears to 2,922,291 shares of Common Stock and 177,709 warrants. The Common Stock and warrants will be sold in the same proportion as the total number of shares of Common Stock bears to the total number of shares of Common Stock to be received upon exercise of the warrants.

     The Company, its directors and officers, and the Selling Shareholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date which is 90 days after the date of this Prospectus, they will not offer, sell, contract to sell, grant any option to sell, pledge, transfer or otherwise dispose of, directly or indirectly (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Prospectus), or file or cause the Company to file, as the case may be, a registration statement with respect to, any shares of Common Stock or any other securities which are substantially similar to the Common Stock or which are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any other securities which are substantially similar to the Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock and warrants offered in connection with the Offering.

     The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     In connection with the Offering, the Underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making (see below) and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock, and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Selling Shareholders (including the shares received from the Company upon the exercise of the warrants purchased from the Selling Shareholders) in the Offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market, and these activities, if commenced, may be discontinued at any time.

     As permitted by Rule 103 under the Exchange Act, certain Underwriters (and selling group members, if any) that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of the Common Stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary...................     3
Summary Consolidated Financial and
  Operating Data.....................     7
Risk Factors.........................     9
The Reorganization...................    15
Use of Proceeds......................    15
Dividend Policy......................    15
Capitalization.......................    17
Price Range of Common Stock..........    18
Selected Financial Data..............    19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    21
Business.............................    31
Industry Regulation..................    42
Management...........................    46
Principal and Selling Shareholders...    52
Certain Transactions.................    55
Description of Capital Stock.........    56
Shares Eligible for Future Sale......    59
Validity of Common Stock.............    60
Experts..............................    60
Additional Information...............    60
Index to Financial Statements........   F-1
Underwriting.........................   U-1

======================================================
======================================================

                                3,100,000 SHARES

                              STAFF LEASING, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                              (STAFF LEASING LOGO)

                              GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS

                              MERRILL LYNCH & CO.
                      REPRESENTATIVES OF THE UNDERWRITERS
======================================================